   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 18, 1996
                                                       REGISTRATION NO. 333-
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------
                             GENERAL MEDICAL INC.
            (Exact name of Registrant as specified in its charter)
        DELAWARE                     5190                    54-1726677
     (State or other           (Primary Standard          (I.R.S. Employer
     Jurisdiction of              Industrial             Identification No.)
    Incorporation or          Classification Code
      Organization)                 Number)

                              8741 LANDMARK ROAD
                           RICHMOND, VIRGINIA 23228
                                (804) 264-7500
  (Address and telephone number of Registrant's principal executive offices)
                               ----------------
                               DONALD B. GARBER
               SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                             GENERAL MEDICAL INC.
                              8741 LANDMARK ROAD
                           RICHMOND, VIRGINIA 23228
                                (804) 264-7500
           (Name, address and telephone number of agent for service)
                               ----------------
                                  Copies to:

      EILEEN NUGENT SIMON, ESQ.                    WELLFORD L. SANDERS, JR., ESQ.                      MARGARET A. DAVENPORT, ESQ.
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP       MCGUIRE, WOODS, BATTLE & BOOTHE, L.L.P.                     DEBEVOISE & PLIMPTON
        919 THIRD AVENUE                               ONE JAMES CENTER                                      875 THIRD AVENUE
     NEW YORK, NEW YORK 10022                         901 EAST CARY STREET                               NEW YORK, NEW YORK 10022
          (212) 735-3000                            RICHMOND, VIRGINIA 23219                                 (212) 909-6000
                                                         (804) 775-1000


                               ----------------
  Approximate date of commencement of proposed sale of the securities to the public:
  As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the Prospectus is expected to be made pursuant to Rule 434 under the Securities Act, check the following box. [_]
                               ----------------
                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
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
                                                        PROPOSED MAXIMUM
               TITLE OF EACH CLASS OF                      AGGREGATE            AMOUNT OF
            SECURITIES TO BE REGISTERED               OFFERING PRICE(1)(2)  REGISTRATION FEE
--------------------------------------------------------------------------------------------
Common Stock, $.01 par value per share..............      $172,500,000         $52,272.73

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(1) Includes shares of Common Stock which the U.S. Underwriters have an option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(a) under the Securities Act.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
-------------------------------------------------------------------------------
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

                               EXPLANATORY NOTE

  This Registration Statement contains two forms of prospectus: one to be used in connection with an underwritten public offering in the United States and Canada (the "U.S. Prospectus") and one to be used in a concurrent underwritten public offering outside the United States and Canada (the "International Prospectus"). The U.S. Prospectus and the International Prospectus are identical except for the front and back cover pages. The form of U.S. Prospectus is included herein and is followed by the alternate pages to be used in the International Prospectus. The alternate pages for the International Prospectus included herein are each labeled "Alternate Page for International Offering." Final forms of each prospectus will be filed with the Securities and Exchange Commission under Rule 424(b) under the Securities Act of 1933, as amended.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE + +WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES +
+LAWS OF ANY SUCH JURISDICTION.                                                +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED NOVEMBER 18, 1996
PROSPECTUS
                                       SHARES


                  [LOGO OF GENERAL MEDICAL INC. APPEARS HERE]

                              GENERAL MEDICAL INC.

                                  COMMON STOCK

                                   --------

  All of the shares of Common Stock, $.01 par value per share (the "Common Stock"), offered hereby are being sold by General Medical Inc. Of the
shares of Common Stock offered hereby, a total of       shares are being
offered hereby for sale in the United States and Canada (the "U.S. Offering")
by the U.S. Underwriters (as defined) and a total of       shares are being
offered by the Managers (as defined) in a concurrent international offering outside the United States and Canada (the "International Offering" and, together with the U.S. Offering, the "Offerings").

  Prior to the Offerings, there has not been any public market for the Common Stock. It is currently anticipated that the initial public offering price will
be between $      and $      per share. See "Underwriting" for information
relating to the factors that will be considered in determining the initial public offering price.

  Application has been made to have the Common Stock quoted on the Nasdaq National Market ("Nasdaq") under the symbol "GENM."

                                   --------

  SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                   --------
 THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED
  BY THE SECURITIES  AND EXCHANGE COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE
     ACCURACY  OR  ADEQUACY OF  THIS PROSPECTUS.  ANY
       REPRESENTATION TO THE CONTRARY IS A CRIMINAL
        OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                 UNDERWRITING
                                                    PRICE TO    DISCOUNTS AND   PROCEEDS TO
                                                     PUBLIC     COMMISSIONS(1)   COMPANY(2)
-------------------------------------------------------------------------------------------
Per Share                                             $              $              $
-------------------------------------------------------------------------------------------
Total(3)                                             $              $              $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 (1) For information regarding indemnification of the U.S. Underwriters and the Managers, see "Underwriting."
 (2) Before deducting expenses estimated at          payable by the Company.
 (3) The Company has granted the U.S. Underwriters a 30-day option to purchase
     up to                additional shares of Common Stock solely to cover
     over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and
     Commissions, and Proceeds to Company will be $     , $      and $     ,
     respectively.

                                   --------

  The shares of Common Stock are being offered by the several U.S. Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or about
 , 1996, at the offices of Smith Barney Inc., 333 West 34th Street, New York, New York 10001.

                                   --------
SMITH BARNEY INC.                                          MORGAN STANLEY & CO.
                                                                INCORPORATED

     ALEX. BROWN & SONS
         INCORPORATED             CS FIRST BOSTON

   , 1996

                              [PICTURES TO COME]




IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL ON THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON NASDAQ, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. DURING THIS OFFERING, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN THE COMMON STOCK PURSUANT TO EXEMPTIONS FROM RULES 10B-6, 10B-7 AND 10B-8 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the consolidated financial statements and related notes thereto appearing elsewhere in this Prospectus. Industry data used throughout this Prospectus was obtained from industry publications and internal Company estimates that the Company believes to be reliable, but have not been independently verified. Unless the context otherwise requires, all references to "GMI" herein refer to General Medical Inc.; all references to "Holdings" herein refer to GM Holdings, Inc.; all references to "General Medical" herein refer to General Medical Corporation, GMI's principal operating subsidiary, and all references to the "Company" herein refer collectively to GMI and its subsidiaries. Except where otherwise indicated, the information in this Prospectus, including all share and per
share amounts, (i) gives effect to a   -to-one stock split of both the Common
Stock and the Company's Class A Common Stock to be effected as a dividend immediately prior to the Offerings (the "Stock Split") and (ii) assumes the U.S. Underwriters' over-allotment option is not exercised.

                                  THE COMPANY

  The Company is the leading national distributor of medical and surgical supplies that services the full continuum of healthcare providers, from hospitals to physicians to extended care providers, and is the third largest distributor of such products in the United States. The Company had 1995 revenues of approximately $1.5 billion, which were derived 58% from the acute care market (hospitals and ambulatory surgical centers), 31% from the physician care market (physicians and clinics) and 11% from the extended care market (nursing homes and home healthcare organizations). The Company is placing an increasing emphasis on sales to these markets through integrated healthcare networks ("IHNs") which operate healthcare facilities across the market continuum. The Company distributes a broad array of products, comprising more than 130,000 stock-keeping units ("SKUs") which are supplied by over 4,000 medical and surgical product manufacturers and suppliers. Additionally, the Company offers a variety of value-added services to its customers, particularly in the area of cost containment and inventory management. The Company's more than 700 person sales force is divided into four groups, targeting acute care providers, physician care providers, extended care providers and IHNs.

  According to an industry source, sales of medical/surgical supplies in the United States exceeded $28 billion in 1995, and are estimated to be growing at an annual rate of seven to eight percent. The Company believes that it is well-positioned to capitalize on several major trends currently characterizing the industry, including: (i) the continuing consolidation of healthcare providers within and across markets, (ii) the rising importance of national and multi-market distribution capabilities, (iii) an increasing emphasis on value-added services that lower healthcare providers' administrative and other costs associated with medical/surgical supply management, (iv) a shift in the delivery of healthcare from acute care settings to alternate sites, such as physician offices and extended care facilities, and (v) the growing importance of an efficient distribution model as customers become more cost-conscious and sophisticated in their purchasing.

  The Company believes that its multi-market focus and nationwide presence provide it with competitive advantages and position it to serve the changing healthcare industry. As healthcare providers form IHNs, the Company has the opportunity to sell products and services to new and existing customers across different markets. The Company's current IHN customers include Cigna Health Corp. ("Cigna"), Geisinger Health Systems ("Geisinger") and Maricopa Health Systems ("Maricopa"). The Company also has the potential to grow as single market customers continue to consolidate within their individual markets. For example, the Company has distribution relationships with MedPartners, Inc. ("MedPartners"), which recently acquired Caremark International, Inc. ("Caremark") and Tenet Healthcare Corporation ("Tenet"), which recently announced its intention to acquire OrNda Healthcare Corp. ("OrNda"). The Company believes that its ability to provide access to multiple markets on a nationwide basis is attractive to manufacturers. In particular, the Company believes manufacturers increasingly must rely on distributors such as the Company in order to gain access to the physician care and extended care markets, which manufacturers cannot access directly on an economical basis due to small order quantities and the large number of healthcare providers in such markets. For instance, Allegiance Corporation ("Allegiance"), a manufacturer and distributor which competes with the Company in distribution in the acute care market, recently signed a contract with the Company whereby the Company has become a preferred distributor of Allegiance products to the physician care and extended care markets. In addition, hospitals and other large customers are increasingly seeking to lessen their administrative burdens and overall supply costs by requiring distributors to deliver product in small units of measure and on a just-in-time basis to multiple sites within a facility. The Company believes it is well-qualified to provide these services due to its existing expertise in serving the physician care and extended care markets, which are typically serviced under such a distribution model. The Company also believes that its position as a nationwide distributor to all markets lowers its distribution costs by enhancing purchasing power and leveraging overhead costs.

  The Company's business objective is to continue to be the leading national distributor of medical and surgical supplies that services the full continuum of healthcare providers. To pursue this objective and improve its profitability, the Company has undertaken the following strategies: (i) drive sales growth in each of the Company's markets with an increased emphasis on the alternate-site markets, (ii) reduce customers' total medical/surgical costs through the provision of value-added services, (iii) provide manufacturers with access to multiple markets, (iv) realign its distribution network to provide high quality customer service and reduce costs, and (v) acquire local and regional distributors to leverage the Company's distribution network and broaden the Company's market presence.

                              PERFORMANCE OVERVIEW


  The Company's revenues have grown at a compound annual growth rate of approximately 20% from $730 million in 1991 to $1,492 million in 1995. This revenue growth is attributable to internal growth as well as to the six acquisitions completed by the Company since 1994. The acquisitions have increased the Company's national presence in the physician and extended care markets and its position as a nationwide distributor serving the full continuum of healthcare providers. Following the acquisitions, the Company's adjusted EBITDA (as defined herein) as a percentage of revenues declined from 3.9% in 1994 to 3.0% in 1995. This decline was primarily attributed to price pressures in the medical/surgical supply industry combined with delays in the Company's integration of the companies it acquired. The Company has responded to this decline through a series of initiatives including: (i) the elimination of over 200 employees, (ii) the reorganization of its sales management structure, (iii) the implementation of a strategy to realign its distribution network, (iv) the use of product mix management tools for account managers, and (v) the renegotiation of a number of contracts to better reflect the costs associated with the products and services provided. The Company believes that these initiatives have contributed to the improvement in the Company's profitability. For the nine months ended September 30, 1996, adjusted EBITDA increased to $48.7 million or 3.8% of revenues from $32.5 million or 3.0% of revenues in the comparable period in 1995. For the three months ended September 30, 1996, adjusted EBITDA increased to $18.5 million or 4.3% of revenues compared to $8.6 million or 2.3% of revenues in the comparable period of 1995.

                                 THE OFFERINGS

Common Stock offered in the Offerings:
  U.S. Offering..............................                   shares(1)
  International Offering.....................                   shares
                                                              --------
    Total....................................................   shares(1)
Capital Stock to be outstanding after the Of-
 ferings:
  Common Stock...............................                   shares
  Class A Common Stock.......................                   shares
                                                              --------
    Total....................................................   shares(1)(2)(3)

Use of proceeds.......................  The estimated net proceeds from the
                                        Offerings, together with amounts
                                        borrowed under the New Credit
                                        Facilities (as defined), will be
                                        used to repay certain outstanding
                                        indebtedness of Holdings, to
                                        consummate the Debenture Tender
                                        Offer (as defined) and to pay fees
                                        and expenses.

                                        See "Use of Proceeds,"
                                        "Capitalization" and "Description
                                        of Certain Indebtedness."

Nasdaq National Market symbol.........  "GENM"
--------
(1) Does not include       shares of Common Stock that are subject to an over-
    allotment option granted by the Company to the U.S. Underwriters. See "Underwriting."
(2) Excludes       shares of Common Stock reserved for issuance upon the
    exercise of outstanding stock options granted pursuant to the Company's stock incentive plans. See "Management--Compensation of Directors and Executive Officers."
(3) On all matters submitted to a vote of stockholders, holders of Common Stock are entitled to one vote per share. Except with respect to certain matters submitted for a class vote, Class A Common Stock holders are not entitled to voting rights. Other than voting rights, the Common Stock and Class A Common Stock have identical attributes. See "Description of Capital Stock."

          SUMMARY CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL DATA

  The following summary consolidated financial data for each of the two years ended December 31, 1991 and 1992, and for the eight month period ended August 31, 1993, the four month period ended December 31, 1993 and each of the two years ended December 31, 1994 and 1995, have been derived from the consolidated financial statements of the Company and its predecessor. The summary interim consolidated financial data as of, and for the nine month periods ended September 30, 1995 and September 30, 1996 have been derived from unaudited consolidated financial statements of the Company. The results for such interim periods are not necessarily indicative of the results for the full fiscal year. The information presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and related notes, all included elsewhere in this Prospectus.

                                 PREDECESSOR(1)                                 COMPANY
                          ----------------------------- -----------------------------------------------------------
                                               EIGHT
                                               MONTHS       FOUR
                             YEAR ENDED        ENDED    MONTHS ENDED      YEAR ENDED           NINE MONTHS ENDED
                            DECEMBER 31,     AUGUST 31, DECEMBER 31,     DECEMBER 31,            SEPTEMBER 30,
                          ------------------ ---------- ------------ ----------------------  ----------------------
                            1991      1992      1993        1993      1994(2)     1995(3)       1995        1996
                          --------  -------- ---------- ------------ ----------  ----------  ----------  ----------
                                                         (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS
 DATA:
Revenues................  $729,624  $853,967  $611,641    $300,921   $1,113,840  $1,492,143  $1,099,442  $1,271,428
Cost of sales...........   598,543   703,968   503,744     249,219      912,182   1,214,714     895,775   1,036,701
                          --------  --------  --------    --------   ----------  ----------  ----------  ----------
Gross profit............   131,081   149,999   107,897      51,702      201,658     277,429     203,667     234,727
Selling, general and
 administrative
 expenses...............   111,829   123,931    88,210      43,969      161,662     236,429     174,290     189,704
Consolidation costs(4)..       --        --        --          --           --       10,216       9,561       2,031
Loss (gain) on sale of
 manufacturing
 assets(5)..............       --        --        --          --        (2,788)        709         --          --
Amortization of
 intangibles............       --        --        --        3,833       11,524       9,392       7,235       5,673
                          --------  --------  --------    --------   ----------  ----------  ----------  ----------
Income from continuing
 operations before
 interest expense and
 income taxes (benefit).    19,252    26,068    19,687       3,900       31,260      20,683      12,581      37,319
Interest expense........    12,282    10,221     3,828       8,534       32,006      45,183      33,262      35,836
Income taxes (benefit)..     3,175     6,181     6,565        (727)       2,719      (6,028)     (5,260)      2,540
                          --------  --------  --------    --------   ----------  ----------  ----------  ----------
Income (loss) from
 continuing operations..  $  3,795  $  9,666  $  9,294    $ (3,907)  $   (3,465) $  (18,472) $  (15,421) $   (1,057)
                          ========  ========  ========    ========   ==========  ==========  ==========  ==========
Net income (loss)(6)(7).  $ (2,962) $ 43,179  $ 10,435    $ (3,907)  $   (3,465) $  (18,472) $  (15,421) $   (1,057)
                          ========  ========  ========    ========   ==========  ==========  ==========  ==========
AS ADJUSTED OPERATING
 DATA:
Net income (loss) as
 adjusted(8)............                                                         $   (6,129)             $    8,881
Net income (loss) per
 share as adjusted(9)...
Weighted average number
 of shares outstanding
 as adjusted(9).........
OTHER OPERATING DATA:
Gross margin............     18.0%     17.6%     17.6%       17.2%        18.1%       18.6%       18.5%       18.5%
Adjusted EBITDA(10).....  $    --   $    --   $ 21,574    $  8,891   $   43,815  $   44,636  $   32,541  $   48,686
Adjusted EBITDA
 margin(11).............      3.0%      3.4%      3.5%        3.0%         3.9%        3.0%        3.0%        3.8%

                                                           SEPTEMBER 30, 1996
                                                        ------------------------
                                                         ACTUAL  AS ADJUSTED(12)
                                                        -------- ---------------
                                                         (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA (AT PERIOD END):
Working capital........................................ $175,162    $186,441
Total assets...........................................  685,199     677,866
Long-term debt, less current maturities................  419,850     307,173
Stockholders' equity...................................   58,399     175,023

                                            (footnotes appear on following page)

--------
 (1) General Medical, the Company's wholly-owned, indirect operating subsidiary, was acquired on August 31, 1993 in a business combination accounted for as a purchase. The consolidated financial information with respect to the Predecessor (as defined) historical results and, accordingly, does not reflect the effects of purchase accounting adjustments or interest associated with debt incurred to finance the acquisition.
 (2) The operations of Titus (as defined) and Foster (as defined) are included in the consolidated operating results of the Company since the dates of the acquisitions on July 28, 1994 and August 31, 1994, respectively.
 (3) The acquisition of Randolph was consummated on January 5, 1995. The operations of Randolph are included in the consolidated operating results of the Company as of the beginning of 1995.
 (4) Reflects costs associated with the consolidation of General Medical's distribution facilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Business--Distribution" and Note 3 of Notes to the Company's Consolidated Financial Statements.
 (5) Represents a gain in 1994 and a loss in 1995 from the sale of certain manufacturing assets of a wholly-owned subsidiary of General Medical.
 (6) Reflects a $6.8 million loss in 1991 from discontinuance of the operations of a 94% subsidiary of the Predecessor. Gains from discontinued operations in 1992 and 1993 of $34.0 million and $1.1 million resulted from the sale of a wholly-owned subsidiary of the Predecessor net of applicable tax.
 (7) Net income for 1992 reflects the cumulative effect of a change in accounting principle for the adoption of SFAS No. 109, "Accounting for Income Taxes" of $0.5 million.
 (8) Net income (loss) as adjusted is presented to give effect to (i) the
     Offerings at an assumed initial public offering price of $   per share,
     (ii) initial borrowings under the New Credit Facilities, and (iii) the application of the net proceeds therefrom to repay certain outstanding indebtedness as described in "Use of Proceeds," each determined as of the beginning of the respective periods. See "Use of Proceeds" and "Capitalization."
 (9) Net income (loss) per share as adjusted and weighted average number of
     shares outstanding as adjusted assume an offering price of $   per share,
     which price is used to measure the potentially dilutive effect of equity securities issued or granted since October 13, 1995. See "Dilution," "Management--Compensation of Directors and Executive Officers," and "Description of Capital Stock."
(10) Adjusted EBITDA represents the sum of income (loss) from continuing operations before income taxes (benefit), interest expense, depreciation and amortization and non-recurring consolidation charges less the gain (in
     1994) from the sale of certain manufacturing assets. The Company believes that adjusted EBITDA, while providing additional information related to the Company's ability to service debt, should not be considered in isolation or as a substitute for the consolidated statement of operations data prepared in accordance with generally accepted accounting principles. Moreover, adjusted EBITDA should not be considered as an alternative to net income as an indicator of operating performance or as an alternative to the use of cash flows as a measure of liquidity.
(11) This margin is calculated as adjusted EBITDA as a percentage of revenues.
(12) Gives effect to (i) the Offerings at an assumed initial public offering
     price of $        per share and the application of the net proceeds
     therefrom to effect the Holdings Notes Redemption (as defined), to fund, in part, the Debenture Tender Offer and to pay fees and expenses, (ii) refinancing of the Existing Credit Facility (as defined) and (iii) initial borrowings under the Interim Receivables Facility (as defined) and the New Revolving Credit Facility (as defined). In connection with these transactions, the Company will incur an extraordinary after-tax charge of approximately $18.8 million which is reflected in stockholders' equity and is not reflected in the pro forma statement of operations data. This charge will be recorded upon completion of the Offerings which is expected to occur upon completion of The Offerings. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                 RISK FACTORS

  In addition to the other information contained in the Prospectus, prospective investors should carefully consider the following risk factors in evaluating an investment in the shares of the Common Stock offered hereby.

INTENSE AND INCREASING COMPETITION

  The distribution of medical and surgical supplies to the acute care, physician care and extended care markets is extremely competitive. In each of these markets, the Company competes with numerous national, regional and local companies, including several major distributors and manufacturers. Some of the Company's competitors have greater financial resources, sales and marketing experience and distribution capabilities than the Company. Most of the Company's products are available from several sources, and the Company's customers tend to have relationships with several distributors. In addition, competitors of the Company could obtain exclusive rights from manufacturers to market particular products. Manufacturers could also increase their efforts to sell directly to healthcare providers, and thereby eliminate the role of distributors, such as the Company. Price reductions by the Company's competitors could result in similar price reductions by the Company. The changing United States healthcare environment in recent years has led increasingly to intense competition among medical and surgical distributors and to industry consolidation among healthcare providers and medical/surgical supply distributors. Acquisitions of significant Company customers which have distribution relationships with the Company's competitors could result in the loss of such customers to these competitors, thereby negatively impacting the Company's business and operating results. In addition, barriers to entry in each of these markets are relatively low, and the risk of new competitors entering any market, including the risk of any of the Company's existing competitors expanding into new markets, particularly on a local level, is high. In each of the acute care, physician care and extended care markets, any of the foregoing competitive pressures, as well as further consolidation of medical/surgical supply distributors and of healthcare providers generally, may inhibit the Company's ability to achieve price increases and may negatively impact revenues, and margins in the future. See "Business-- Competition."

UNITED STATES HEALTHCARE ENVIRONMENT

  In recent years, the healthcare industry has undergone significant change driven by various efforts to reduce costs, including potential national healthcare reform, trends toward managed care, cuts in Medicare, and consolidation of medical and surgical supply distributors and large, sophisticated purchasing groups. The Company cannot predict whether any healthcare reform efforts will be enacted and what effect any such reforms may have on the Company or its customers and suppliers. Changes in governmental support of healthcare services, the method by which such services are delivered, the prices for such services or other legislation or regulations governing such services or mandated benefits may have a material adverse effect on the Company's results of operations. See "Business--Government Regulation."

SIGNIFICANT LEVERAGE

  Although the Company's indebtedness and interest expense will decrease after the Offerings and the application of proceeds therefrom, the Company will continue to be significantly leveraged. At September 30, 1996, on a pro forma basis after giving effect to the Offerings and the application of the estimated net proceeds therefrom, and assuming that all of the 12 1/8% Series A Subordinated Pay-In-Kind Debentures due 2005 of General Medical (the "12 1/8% Debentures") are acquired in the Debenture Tender Offer, the Company's consolidated indebtedness would have been $307.9 million and its stockholders' equity would have been $175.0 million. On such a pro forma basis, this indebtedness would have consisted of (i) $51.7 million in borrowings under the New Revolving Credit Facility (as defined), (ii) $150 million in borrowings under the Interim Receivables Facility (as defined), (iii) $105.0 million in principal amount of the 10 7/8% Series A Senior Subordinated Notes due 2003 of General Medical (the "10 7/8% Notes"), and (iv) $0.5 million of other long-term indebtedness. The Company may incur additional indebtedness in the future, subject to certain limitations contained in the instruments governing its indebtedness. See "Use of Proceeds," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources" and "Description of Certain Indebtedness."

  The degree to which the Company is leveraged has important consequences to holders of Common Stock, including the following: (i) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of the principal of and interest on its indebtedness and will not be available for payment of cash dividends or for other purposes; (ii) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, debt service, acquisitions or other purposes may be limited; (iii) the Company's high level of indebtedness could limit its flexibility in planning for, or reacting to changes in, the medical and surgical supply distribution industry generally, including adverse government regulation or its ability to satisfy capital expenditure requirements or to meet its contractual or financial obligations; (iv) the Company's high degree of leverage will make it more sensitive to a downturn in general economic conditions; (v) pursuant to the instruments governing its indebtedness, the Company is subject to restrictive financial and operating covenants that could limit its ability to conduct its business or pay dividends; and (vi) the Company may be more highly leveraged than other companies with which it competes, which may place it at a competitive disadvantage.

  There can be no assurance that the Company's existing cash balances and cash flow from operations together with borrowings available under the New Credit Facilities will be sufficient to meet all of its debt service requirements, to fund working capital or to fund its capital expenditure requirements for the foreseeable future. To the extent that the Company's existing resources and future earnings are insufficient to fund the Company's activities or to repay indebtedness, the Company may need to raise additional funds through public or private financings. If additional funds are raised through the issuance of equity securities, the percentage ownership of the Company's stockholders at that time would be diluted. Further, such equity securities may have rights, preferences or privileges senior to those of the Common Stock.

NET LOSSES IN RECENT PERIODS

  For the year ended December 31, 1995 and the nine months ended September 30, 1996, the Company sustained net losses of $18.5 million and $1.1 million, respectively. The Company attributes these losses in significant part to its highly leveraged capital structure and to purchase accounting adjustments resulting from the Original Acquisition (as defined). There can be no assurance that the Company will not incur net losses in subsequent periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

PREMIER AND CERTAIN OTHER GPOS REPRESENT A SIGNIFICANT PERCENTAGE OF REVENUES; CERTAIN CONTRACT RISKS

  The Company conducts business with a large number of hospitals which are affiliated with and represented by group purchasing organizations ("GPOs"). GPOs negotiate pricing arrangements with medical supply manufacturers and distributors whereby certain pricing levels are made available to the GPOs' affiliated hospitals, although the actual distribution and credit relationship is directly between the Company and such hospital. The Company derives substantial revenues from servicing hospitals affiliated with five particular GPOs--Premier Purchasing Partners, L.P. ("Premier"), Tenet, Mercy Resource Management Inc. ("Mercy"), Hospital Services Corporation of America ("HSCA") and AmeriNet, Inc. ("AmeriNet"). For the nine months ended September 30, 1996, sales to hospitals and other organizations affiliated with Premier represented approximately 23% of the Company's total revenues. Sales to hospitals and other organizations affiliated with the other GPOs named above represented approximately 22% of total revenues for such period; none of those GPOs represented more than 10% of the Company's total revenues for such period. The Company's arrangements with its principal GPOs are terminable by either party with 60 to 90 days notice, and it is not unusual for GPOs to have several concurrent arrangements with a variety of distributors. In 1996 Premier acquired Sun Health Alliance. Prior to this acquisition, the Company did not have contractual arrangements with Premier in respect of Premier member hospitals, but had contractual arrangements with Sun Health Alliance in respect of the hospitals which were members of Sun Health Alliance. The Company continues to do business with such hospitals, as well as with certain other Premier member hospitals, while it is negotiating the terms of an "umbrella" contract with Premier. There can be no assurance as to whether such an agreement will be reached and, if so, when such agreement will occur.

  In addition, the Company believes that the recent Sun Health Alliance and Premier consolidation may result in Premier renegotiating its arrangements with its existing distributors to obtain better terms or possibly to reduce the number of distributors with which it negotiates medical and surgical supply pricing on behalf of its member health care organizations. The loss of the Company's arrangements with Premier or any other such GPO, or of any significant portion of the revenues derived from hospitals affiliated with Premier or any such GPO, could have a material adverse effect on the Company's profitability. If any such loss were to occur, the Company would take steps to replace such revenues, although there can be no assurance that the Company would be able to find customers that would generate the same amount of revenues as the lost business. See "Business--Customer."

DEPENDENCE ON MANUFACTURERS

  The Company distributes over 130,000 different SKUs from approximately 4,000 manufacturers and is dependent on these manufacturers for the manufacture and supply of products. Currently, the Company relies on manufacturers to provide
(i) field account managers' technical and selling support, (ii) agreeable purchasing and delivery terms, (iii) sales performance incentives, (iv) financial support of sales and marketing programs, and (v) promotional materials. The Company's ability to maintain good relations with these manufacturers will affect the profitability of its business. As a result of the Company's recent agreement with respect to the distribution of certain products manufactured by Allegiance, competing manufacturers of such products could decide to terminate the Company as a distributor of such competing products and consider the appointment of the Company's competitors as distributors of such competing products. Any such action could adversely affect the Company's results of operations. There can be no assurance that the Company will maintain its good relations with its manufacturers. See "Business--Suppliers."

INFORMATION SYSTEMS

  The Company is dependent on its information systems to receive and process customer orders and to distribute products to its customers in a timely and cost-effective manner. The Company's inventory and warehouse management information systems are not currently fully integrated. This lack of integration may adversely affect the Company's ability to receive and process customer orders and to distribute products efficiently. The Company has begun to integrate its information systems through a $10-15 million system upgrade and expects to achieve full integration by 1999. There can be no assurance, however, that the integration and upgrade of the information systems will not temporarily adversely affect the Company's ability to receive and process customer orders and to distribute products. Further, there can be no assurance that once the systems are fully integrated, increased operating efficiency will be realized.

REALIGNMENT OF DISTRIBUTION NETWORK

  In the third quarter of 1995, the Company began implementation of a strategy to realign its distribution network. See "Business--Distribution." There can be no assurance, however, that this strategy will be successfully implemented or that the changes to the Company's distribution network will achieve the intended cost reductions or benefits to customer service.

RISKS ASSOCIATED WITH ACQUISITION STRATEGY

  An element of the Company's growth strategy is to supplement its internal growth with the acquisition of medical and surgical supply distributors that could potentially leverage the Company's distribution network and broaden the Company's market presence, particularly in the physician and extended care markets. The Company's ability to expand through acquisitions will depend upon the availability of suitable acquisition candidates, the Company's ability to consummate such transactions and the availability of acceptable financing. There can be no assurance that the Company will be effective in making acquisitions. Acquisitions involve numerous risks, including possible adverse short-term effects on the Company's operating results or the market price of the Common Stock. In addition, integrating acquired businesses may result in a loss of customers of the acquired businesses and may place significant demands on the Company's operations, information systems and financial resources. The failure to effectively integrate acquired businesses with the Company's operations could adversely affect the Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Strategy."

GOVERNMENT REGULATION

  The Company and its customers and suppliers are subject to extensive Federal and state regulation, and the Company cannot predict the extent to which future legislative and regulatory developments concerning their practices and products or the healthcare industry may affect the Company. The Company's operations are subject to review and inspection by local, state and governmental entities. The Company's suppliers are also subject to similar governmental requirements. See "Business--Government Regulation."

LIABILITY EXPOSURE

  The distribution of medical/surgical supplies entails risks of product liability. The Company generally obtains indemnification agreements from manufacturers and currently maintains insurance coverage for product liability claims. Despite the fact that the Company has not to date experienced any significant unreimbursed losses from product liability claims, there can be no assurance that indemnification from manufacturers and coverage under insurance policies will be adequate to cover future product liability claims against the Company. In addition, liability insurance coverage is expensive, difficult to maintain and may be unobtainable in the future on acceptable terms. The Company operates approximately 235 trucks to deliver medical supplies. The Company has experienced various claims regarding motor vehicle accidents, all of which have been covered by insurance. The Company believes that it maintains adequate insurance coverage for such claims. Nevertheless, the amount and scope of any coverage may be inadequate in the event that a product liability or motor vehicle accident claim is successfully asserted against the Company.

DIVIDEND POLICY; RESTRICTIONS ON PAYMENTS OF DIVIDENDS

  Following the Offerings, the Company intends to retain future earnings for use in its business. Additionally, payments of dividends by GMI and its subsidiaries will be restricted pursuant to the terms of the Company's indebtedness. As a result, GMI does not anticipate paying dividends in the foreseeable future.

  GMI is a holding company with no business operations of its own. GMI's only asset is all of the outstanding stock of Holdings, which owns all of the outstanding stock of General Medical. Accordingly, GMI and Holdings will be dependent on the earnings and cash flow of, and dividends and other distributions from General Medical to pay their expenses and to pay any cash dividends or distributions. There can be no assurance that General Medical will generate sufficient cash flow to pay dividends or distributions to Holdings for payment to GMI or that applicable state law and contractual restrictions, including negative covenants contained in General Medical's and Holdings' debt instruments, will permit such distributions and dividends. The terms of the New Credit Agreement (as defined) and the 10 7/8% Notes restrict General Medical from paying dividends or making distributions except in very limited circumstances, including paying certain expenses of Holdings and GMI. See "-- Significant Leverage" and "Description of Certain Indebtedness."

CONTROL OF THE COMPANY BY CERTAIN STOCKHOLDERS

  Upon completion of the Offerings, approximately    % of the Common Stock will
be owned by affiliates of Kelso & Company, L.P. ("Kelso"),    % will be owned
by officers and employees of the Company,    % will be owned by PG Investors,
Inc., affiliates of Morgan Stanley Group Inc. (the "Morgan Stanley Affiliates")
and    % will be owned by John Rutledge Partners, L.P. ("Rutledge"). In addition, another stockholder, Chase Equity Associates, L.P., a California Limited Partnership ("CEA"), owns shares of the Company's non-voting Class A Common Stock, which is convertible into voting Common Stock on a one-for-one basis. See "Principal Stockholders." A group of these stockholders could, by combining their voting power, exercise control over the Company. After the Offerings, a majority of the Board of Directors will consist of persons who are either associated with Kelso or are members of the Company's management. See "Certain Transactions--Stockholders Agreement."

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

  Sales of a substantial number of shares of Common Stock in the public market following the Offerings could adversely affect the market price for the Common Stock. Upon completion of the Offerings, the Company will have an aggregate of shares of Common Stock outstanding ("Outstanding Shares"), based upon the number of shares of Common Stock outstanding at November , 1996. The Company
also has     shares of Common Stock reserved for issuance upon the exercise of outstanding options ("Issuable Shares"). An
aggregate of     of the Outstanding Shares and Issuable Shares are subject to lock-up agreements. Each of (i) the Company, (ii) the Company's officers and directors set forth under the heading "Management" in this Prospectus, and
(iii) certain of its stockholders have agreed that, for a period of 180 days after the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell or otherwise dispose of, any shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock, or grant any options or warrants
to purchase Common Stock. See "Underwriting." In addition,     Outstanding
Shares and     Issuable Shares are held by persons whom the Company believes are Affiliates (as defined) of the Company. In addition, certain of the Company's stockholders, including affiliates of Kelso, are entitled to certain registration rights with respect to their shares of Common Stock. If such stockholders sell or cause to be sold a large number of shares in the public market, such sales could have an adverse effect on the market price of the Common Stock. See "Certain Transactions" and "Shares Eligible for Future Sale."

RELIANCE ON KEY EXECUTIVES

  The Company's success depends to a significant extent upon the continued services of its executive officers and other key management and sales personnel. Although the Company believes it has incentive and compensation programs designed to retain key executives, the Company generally does not have employment contracts with its executive officers, and few of its executive officers are bound by non-competition agreements. The unavailability of the continuing services of its executive officers and other key management and sales personnel could have a material adverse effect on the Company's business. See "Management."

DILUTION

  Purchasers of the shares of Common Stock offered hereby will experience immediate and substantial dilution in net tangible book value per share from
the Offerings. At the assumed initial public offering price of $       per
share, new investors will experience dilution in net tangible book value per
share of $       . To the extent outstanding options to purchase Common Stock are exercised, there will be further dilution. See "Dilution."

FORWARD-LOOKING STATEMENTS

  This Prospectus contains certain forward-looking statements concerning the Company's operations, economic performance and financial condition. Such statements are subject to various risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those identified under this "Risk Factors" section and elsewhere in this Prospectus.

ABSENCE OF PRIOR PUBLIC TRADING MARKET; POTENTIAL VOLATILITY OF STOCK PRICE

  Prior to the Offerings, there has been no public trading market for the Common Stock, and there can be no assurance that an active or significant trading market for the Common Stock will develop or will continue after this Offering or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price of the Common Stock will be determined by negotiations among the Company and the Representatives (as defined). See "Underwriting." Furthermore, the market price of the Company's Common Stock may be subject to fluctuations in response to quarter-to-quarter variations in operating results, changes in earnings estimates by investment analysts or changes in business or regulatory conditions affecting the Company, its customers, its suppliers or its competitors. The Company has experienced, and in the future may experience, quarterly variations in operating results. Operating results in any quarter are not necessarily indicative of results which may be expected for any other period. The stock market historically has experienced volatility which has particularly affected the market prices of securities of many companies in the healthcare industry and which sometimes has been unrelated to the operating performances of such companies. These market fluctuations may adversely affect the market price of the Common Stock. Following the Offerings, sales or the expectation of sales of substantial amounts of Common Stock in the public market by the Company or its stockholders could adversely affect the prevailing market prices for the Common Stock. See "Shares Eligible for Future Sale."

                                  THE COMPANY

  The Company's principal operating subsidiary, General Medical was incorporated in Virginia in 1950 as Richmond Surgical Supply, and has been doing business under its current name since 1965. In 1980, Whitaker Corp. purchased General Medical, and in 1987, Rabco purchased General Medical from Whitaker Corp. Affiliates of Kelso, acting through GM Holdings, Inc. purchased General Medical in August 1993 from Rabco (the "Original Acquisition") and General Medical became a wholly-owned subsidiary of Holdings.

  General Medical acquired F.D. Titus and Son Inc. ("Titus") in July 1994 (the "Titus Acquisition"). Titus, headquartered in The City of Industry, California, was one of the largest medical-surgical suppliers to alternate-site markets in the United States. In August 1994, General Medical purchased the medical supply distribution business of Foster Medical Supply, Inc. ("Foster") (the "Foster Acquisition"). Foster, headquartered in Waltham, Massachusetts, distributed medical supplies primarily in New England, New York, Ohio, Maryland, Michigan and Florida. In January 1995, General Medical acquired Randolph Medical Inc. ("Randolph") by way of merger (the "Randolph Acquisition"). Randolph, headquartered in Livonia, Michigan, operated sales and distribution facilities serving alternate-site markets in the upper Midwestern United States.

  In January 1995, by way of merger, Holdings became a direct wholly-owned subsidiary of GMI, which was formerly named New GMH, Inc. (the "New GMH Merger"). GMI and Holdings are each a holding company incorporated in Delaware. The Company's principal executive office is located at 8741 Landmark Road, Richmond, Virginia 23228, and its phone number is (804) 264-7500.

                                USE OF PROCEEDS

  The net proceeds from the Offerings after deducting underwriting discounts and commissions and estimated offering expenses are estimated to be
approximately $      million (approximately $    million if the U.S.
Underwriters' over-allotment option is exercised in full), assuming an initial
public offering price of $      per share.

  The estimated net proceeds from the Offerings, together with amounts borrowed under the New Credit Facilities, will be used to redeem all of the outstanding 12 1/2% Senior Notes of Holdings (the "Holdings Notes") (including payment of accrued interest) (the "Holdings Notes Redemption") and to fund the Debenture Tender Offer and to pay fees and expenses. The Holdings Notes bear interest at the rate of 12 1/2% per annum and mature in 2004 and are redeemable at 100% of the principal amount thereof, plus accrued interest to the date of redemption. The 12 1/8% Debentures bear interest at the rate of 12 1/8% per annum and mature in 2005.

  Concurrently with the Offerings, the Company is causing General Medical to offer to purchase for cash (the "Debenture Tender Offer") all outstanding 12 1/8% Debentures and, in connection therewith, to solicit certain consents (the "Consent Solicitation") from the holders of at least a majority in principal amount of the 12 1/8% Debentures to effect certain amendments to the indenture governing the 12 1/8% Debentures (the "Debenture Indenture"), including the elimination of certain of the restrictive covenants thereunder. The Debenture Tender Offer is conditioned upon, among other things, (i) the valid tender pursuant to the Debenture Tender Offer by the holders of at least a majority of the aggregate outstanding principal amount of the 12 1/8% Debentures prior to the expiration date of the Debenture Tender Offer, (ii) initial borrowings under the New Credit Facilities, (iii) the consummation of the Offerings, and
(iv) the execution of a supplemental indenture to the Debenture Indenture implementing the proposed amendments to the Debenture Indenture by General Medical and the trustee thereunder following receipt of the consents of holders of at least a majority in principal amount of the 12 1/8% Debentures. There can be no assurance that all of the 12 1/8% Debentures will be acquired pursuant to the Debenture Tender Offer or that the terms of the Debenture Tender Offer will not vary from those assumed by the Company herein. To the extent that less than all of the 12 1/8% Debentures are acquired, the Company's borrowing availability under the New Revolving Credit Facility will increase accordingly.

  The closing of the Offerings, the closing of the Debenture Tender Offer, the Holdings Notes Redemption, and the initial borrowings under the New Credit Facilities will be contingent upon each other and are expected to occur simultaneously. For further information with respect to the Company's indebtedness, see "Description of Certain Indebtedness."

  The following table sets forth the estimated sources and uses of funds assuming that the Offerings and the application of the proceeds therefrom occurred on September 30, 1996 (dollars in thousands).

SOURCES OF FUNDS:
  Proceeds from the Offerings......................................... $150,000
  New Revolving Credit Facility(1)(2).................................   51,707
  Interim Receivables Facility(1).....................................  150,000
                                                                       --------
    Total............................................................. $351,707
                                                                       ========
USES OF FUNDS:
  Holdings Notes Redemption (including accrued interest).............. $ 65,125
  Debenture Tender Offer (including accrued interest)(2)..............   71,852
  Repayment of indebtedness under Existing Credit Facility(3).........  187,661
  Estimated fees and expenses(4)......................................   27,069
                                                                       --------
    Total............................................................. $351,707
                                                                       ========

--------
(1) The New Credit Facilities will provide for borrowings under the New Credit Agreement of up to $150 million and under the Interim Receivables Facility of up to $200 million. As of September 30, 1996, the Company would have had approximately $42.7 million remaining availability under the New Revolving Credit Facility. Availability under the New Revolving Credit Facility will depend on the available borrowing base. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."
(2) Assumes that all of the 12 1/8% Debentures are acquired pursuant to the Debenture Tender Offer and a consent payment is made with respect to all of the 12 1/8% Debentures. There can be no assurance that all of the 12 1/8% Debentures will be so acquired or that the terms of the Debenture Tender Offer will not vary from those assumed by the Company herein.
(3) At September 30, 1996, the weighted average interest rate for outstanding indebtedness under the Existing Credit Facility was 8.48% per annum.
(4) Represents fees and expenses related to the foregoing transactions, including estimated underwriting discounts and commissions and offering expenses payable by the Company, estimated premiums in the Debenture Tender Offer, lender fees, legal, accounting and other professional fees, and the payment of a termination fee to Kelso. See "Certain Transactions-- Relationships with Insiders."

                                DIVIDEND POLICY

  The Company has never paid or declared cash dividends on its capital stock. Following the completion of the Offerings, the Company intends to retain any future earnings for use in its business. Additionally, payments of dividends by GMI and its subsidiaries will be restricted under the terms of the Company's indebtedness. GMI does not anticipate paying any cash dividends in the foreseeable future. GMI is a holding company with no operations or significant assets other than the outstanding stock of Holdings, which in turn has no operations or significant assets other than its 100% interest in General Medical. The timing, amount and form of dividends, if any, will depend, among other things, on the Company's results of operations, financial condition, cash requirements, plans for expansion and other factors deemed relevant by the Board of Directors. See "Risk Factors--Dividend Policy; Restrictions on Payments of Dividends."

                                    DILUTION

  At September 30, 1996, after giving effect to the Stock Split and an increase in authorized shares to be effected prior to the Offerings, the net tangible
book value of the Company was     million, or $   per share of Common Stock.
The net tangible book value per share represents the amount of total assets (excluding intangible assets) less total liabilities, divided by the total number of shares of Common Stock outstanding.

  After giving effect to the Stock Split and an increase in authorized shares
to be effected prior to the Offerings, the receipt of $      million of
estimated net proceeds from the sale by the Company of       shares of Common
Stock in the Offerings assuming an initial public offering price of $   per
share, and the application of such estimated net proceeds as described under "Use of Proceeds," the net tangible book value of the Company at September 30,
1996 would have been $      million, or $      per share of Common Stock. This
represents an immediate increase in net tangible book value of $      per share
of Common Stock to the existing stockholders of the Company ("Existing Stockholders") and an immediate dilution to new investors in the Offerings of
$      per share of Common Stock. The following table illustrates such dilution:

Assumed per share initial price to public................................ $
  Net tangible book value per share at September 30, 1996, after giving effect to the Stock Split............................................. $
  Increase in net tangible book value per share attributable to new in-
   vestors............................................................... $
Pro forma net tangible book value per share after the Offerings.......... $
                                                                          -----
Dilution per share to new investors...................................... $
                                                                          =====

  The following table sets forth, at September 30, 1996, after giving effect to the Stock Split and an increase in authorized shares to be effected prior to the Offerings, the difference between the Existing Stockholders and the new investors who purchase Common Stock in the Offerings at an assumed initial
public offering price of $      per share, with respect to the number of shares
purchased from the Company, the total consideration paid and the average price per share paid:

                                    SHARES         TOTAL
                                  PURCHASED    CONSIDERATION
                                -------------- -------------- AVERAGE PRICE
                                NUMBER PERCENT AMOUNT PERCENT   PER SHARE
                                ------ ------- ------ ------- ---------------
Existing Stockholders..........  $           %  $           % $
New investors..................                               $
                                 ---    -----   ---    -----
    Total(1)...................  $      100.0%  $      100.0%
                                 ===    =====   ===    =====

--------
(1) Excludes       shares of Common Stock reserved for issuance upon the
    exercise of outstanding stock options granted pursuant to the Company's stock incentive plans at an average exercise price of approximately $ per share. To the extent such options are exercised, there will be further dilution to new investors. See "Management--Compensation of Directors and Executive Officers" and "Description of Capital Stock."

                                CAPITALIZATION

  The following table sets forth at September 30, 1996, (i) the historical consolidated capitalization of the Company after giving effect to the Stock Split and an increase in authorized shares to be effected prior to the Offerings and (ii) the unaudited pro forma capitalization, as adjusted to
reflect the sale by the Company of       shares of Common Stock in the
Offerings, assuming an offering price of $      per share and the application
of the estimated net proceeds therefrom. See "Use of Proceeds," "Selected Consolidated Financial Information" and "Description of Capital Stock."

                                                              SEPTEMBER 30,
                                                                  1996
                                                            ------------------
                                                                         AS
                                                             ACTUAL   ADJUSTED
                                                            --------  --------
                                                             (IN THOUSANDS)
Long-term debt:
  Existing Credit Facility................................. $187,661  $    --
  New Revolving Credit Facility(1).........................      --     51,707
  Interim Receivables Facility.............................      --    150,000
  10 7/8% Notes............................................  105,000   105,000
  12 1/8% Debentures(1)....................................   70,779       --
  12 1/2% Holdings Notes...................................   55,944       --
  Other....................................................      466       466
                                                            --------  --------
    Total long-term debt...................................  419,850   307,173
                                                            --------  --------
Stockholders' equity:
  Common Stock, $.01 par value per share;      shares au-
   thorized;      shares issued and outstanding, actual;
         shares issued and outstanding, as
   adjusted(2).............................................       91        91
  Class A Common Stock, $.01 par value per share;
   shares authorized;     shares issued and outstanding....       12        12
  Additional paid-in capital...............................  111,823   246,073
  Predecessor basis adjustment.............................  (20,814)  (20,814)
  Retained deficit(3)......................................  (26,901)  (44,527)
  Treasury stock (at cost).................................   (5,812)   (5,812)
                                                            --------  --------
    Total stockholders' equity.............................   58,399   175,023
                                                            --------  --------
Total capitalization....................................... $478,249  $482,196
                                                            ========  ========

--------
(1) Assumes that all of the 12 1/2% Debentures are acquired pursuant to the Debentures Tender Offer and a consent payment is made with respect to all of the 12 1/8% Debentures.
(2) Excludes       shares of Common Stock reserved for issuance upon the
    exercise of outstanding stock options granted pursuant to the Company's stock incentive plans. See "Management--Compensation of Directors and Executive Officers" and "Description of Capital Stock."
(3) Retained deficit, as adjusted, reflects a $18.8 million charge incurred in connection with the repayment of long-term debt resulting in the recognition of a one-time extraordinary after-tax charge as well as the tax effect of a payment made to terminate certain financial advisory services provided to the Company by Kelso. These charges are expected to be recorded upon completion of the Offerings.

     SELECTED CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

  The following selected consolidated financial information as of December 31, 1994 and 1995, and for the eight month period ended August 31, 1993, the four month period ended December 31, 1993 and each of the two years ended December 31, 1994 and 1995, has been derived from the consolidated financial statements of the Company and the Predecessor included elsewhere in this Prospectus. The selected consolidated financial information of the Predecessor as of and for the years ended December 31, 1991 and 1992, and the balance sheet information of the Company as of December 31, 1993 has been derived from audited consolidated financial information not included herein. The selected interim consolidated financial information as of and for the nine month periods ended September 30, 1995 and 1996 has been derived from unaudited consolidated financial statements of the Company. In the opinion of management, the unaudited financial statements include all adjustments, consisting only of normal recurring accruals, necessary for the fair presentation of the financial information for such period. The results for such interim periods are not necessarily indicative of the results for the full fiscal year. The information presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and related notes, all included elsewhere in this Prospectus.

                         PREDECESSOR(1)                                              COMPANY
                  ----------------------------- ------------------------------------------------------------------------------------
                                                  FOUR
                                       EIGHT     MONTHS
                                       MONTHS    ENDED
                     YEAR ENDED        ENDED     DECEM-              YEAR ENDED
                    DECEMBER 31,     AUGUST 31, BER 31,             DECEMBER 31,              NINE MONTHS ENDED SEPTEMBER 30,
                  ------------------ ---------- --------  ----------------------------------  ----------------------------------
                                                                                     PRO                                 PRO
                    1991      1992      1993      1993     1994(2)     1995(3)     FORMA(4)      1995        1996      FORMA(4)
                  --------  -------- ---------- --------  ----------  ----------  ----------  ----------  ----------  ----------
                                                          (DOLLARS IN THOUSANDS)
STATEMENT OF OP-
 ERATIONS DATA:
Revenues........  $729,624  $853,967  $611,641  $300,921  $1,113,840  $1,492,143  $1,492,143  $1,099,442  $1,271,428  $1,271,428
Cost of sales...   598,543   703,968   503,744   249,219     912,182   1,214,714   1,214,714     895,775   1,036,701   1,036,701
                  --------  --------  --------  --------  ----------  ----------  ----------  ----------  ----------  ----------
Gross profit....   131,081   149,999   107,897    51,702     201,658     277,429     277,429     203,667     234,727     234,727
Selling, general
 and
 administrative
 expenses(5)....   111,829   123,931    88,210    43,969     161,662     236,429     236,079     174,290     189,704     189,442
Consolidation
 costs(6).......       --        --        --        --          --       10,216      10,216       9,561       2,031       2,031
Loss (gain) on
 sale of
 manufacturing
 assets(7)......       --        --        --        --       (2,788)        709         709         --          --          --
Amortization of
 intangibles....       --        --        --      3,833      11,524       9,392       9,392       7,235       5,673       5,673
                  --------  --------  --------  --------  ----------  ----------  ----------  ----------  ----------  ----------
Income from
 continuing
 operations
 before interest
 expense and
 income taxes
 (benefit)......    19,252    26,068    19,687     3,900      31,260      20,683      21,033      12,581      37,319      37,582
Interest
 expense(8).....    12,282    10,221     3,828     8,534      32,006      45,183      25,132      33,262      35,836      19,673
Income taxes
 (benefit)......     3,175     6,181     6,565      (727)      2,719      (6,028)      2,030      (5,260)      2,540       9,028
                  --------  --------  --------  --------  ----------  ----------  ----------  ----------  ----------  ----------
Income (loss)
 from continuing
 operations.....  $  3,795  $  9,666  $  9,294  $ (3,907) $   (3,465) $  (18,472) $   (6,129) $  (15,421) $   (1,057) $    8,881
                  ========  ========  ========  ========  ==========  ==========  ==========  ==========  ==========  ==========
Net income
 (loss)(9)(10)..  $ (2,962) $ 43,179  $ 10,435  $ (3,907) $   (3,465) $  (18,472) $   (6,129) $  (15,421) $   (1,057) $    8,881
                  ========  ========  ========  ========  ==========  ==========  ==========  ==========  ==========  ==========
Net income
 (loss) per
 share as
 adjusted(11)...
Weighted average
 number of
 shares
 outstanding as
 adjusted(11)...
OTHER OPERATING
 DATA:
Gross margin....     18.0%     17.6%     17.6%     17.2%       18.1%       18.6%                   18.5%       18.5%
Adjusted
 EBITDA(12).....  $    --   $    --   $ 21,574  $  8,891  $   43,815  $   44,636              $   32,541  $   48,686
Adjusted EBITDA
 margin(13).....      3.0%      3.4%      3.5%      3.0%        3.9%        3.0%                    3.0%        3.8%
BALANCE SHEET
 DATA
 (AT PERIOD
 END):
Working capital.  $ 52,539  $ 88,212            $ 73,626  $  119,879  $  174,482              $  164,235  $  175,162  $  186,441
Total assets....   192,072   225,932             443,097     601,346     683,517                 662,835     685,199     677,866
Long-term debt,
 less current
 maturities.....   108,219    92,157             250,000     344,547     424,643                 411,712     419,850     307,173
Stockholders'
 equity
 (deficiency)...   (33,138)   10,002              50,176      72,776      57,179                  62,217      58,399     175,023

                                           (footnotes appear on following page)

--------
(1) General Medical, the Company's wholly-owned, indirect operating subsidiary, was acquired on August 31, 1993 in a business combination accounted for as a purchase. The consolidated financial information with respect to the Predecessor is based on historical results and, accordingly, does not reflect the effects of purchase accounting adjustments or interest associated with debt incurred to finance the acquisition.
(2) The operations of Titus and Foster are included in the consolidated operating results of the Company since the dates of acquisition on July 28, 1994 and August 31, 1994, respectively.
(3) The acquisition of Randolph was consummated on January 5, 1995. The operations of Randolph are included in the consolidated operating results of the Company as of the beginning of 1995.
(4) Gives effect to the (i) Offerings at an assumed initial public offering
    price of $    per share and the application of the net proceeds therefrom to effect the Holdings Notes Redemption and fund in part the Debenture Tender Offer and to pay fees and expenses, (ii) refinancing of the Existing Credit Facility and (iii) initial borrowings under the Interim Receivables Facility and the New Revolving Credit Facility. In connection with these transactions, the Company will incur an extraordinary after-tax charge of approximately $18.8 million which is reflected in stockholders' equity and is not reflected in the pro forma statement of operations data. This charge will be recorded upon completion of the Offerings which is
    expected to occur in the     quarter of 199 . See "Use of Proceeds" and
    "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."
(5) Pro forma data reflects the elimination of a $0.4 million and $0.3 million fee for the year ended December 31, 1995, and the nine months ended September 30, 1996, respectively, resulting from the termination of the arrangement with Kelso to provide financial advisory services. See "Certain Transactions."
(6) Reflects costs associated with the consolidation of General Medical's distribution facilities. See "Business--Distribution" and Note 3 of Notes to the Company's Consolidated Financial Statements.
(7) Represents a gain in 1994 and a loss in 1995 from the sale of certain manufacturing assets of a wholly-owned subsidiary of General Medical.
(8) Pro forma interest expense is determined as follows:

                                               YEAR ENDED     NINE MONTHS ENDED
                                            DECEMBER 31, 1995 SEPTEMBER 30, 1996
                                            ----------------- ------------------
                                                   (DOLLARS IN MILLIONS)
Interest expense on the Existing Credit
 Facility repaid..........................       $(16.0)            $(12.4)
Interest expense on the 12 1/2% Holdings
 Notes repaid.............................         (6.8)              (5.7)
Interest expense on the 12 1/8% Debentures
 repaid...................................         (7.3)              (6.1)
Amortization on old deferred debt issuance
 costs....................................         (2.9)              (2.6)
Interest expense on the Interim Receiv-
 ables Facility at 6.25%
 (LIBOR plus 0.75%).......................          9.4                7.0
Interest expense on the New Revolving
 Credit Facility at 7.0%
 (LIBOR plus 1.50%) on average borrowings
 of $43.4 million in
 1995 and $60.0 million in 1996...........          3.0                3.2
Amortization of new deferred debt issuance           .6                 .5
 costs....................................       ------             ------
Net adjustment to interest expense........        (20.0)             (16.1)
Historical interest expense ..............         45.1               35.8
                                                 ------             ------
Pro forma interest expense ...............       $ 25.1             $ 19.7
                                                 ======             ======

(9) Reflects a $6.8 million loss in 1991 from discontinuance of the operations of a 94% subsidiary of the Predecessor. Gains from discontinued operations in 1992 and 1993 of $34.0 million and $1.1 million resulted from the sale of a wholly-owned subsidiary of the Predecessor net of applicable tax.
(10) Net income for 1992 reflects the cumulative effect of a change in accounting principle for the adoption of SFAS No. 109, "Accounting for Income Taxes" of $0.5 million.
(11) Net income (loss) per share as adjusted and weighted average number of
     shares outstanding assume an offering price of $   per share, which price
     is used to measure the potentially dilutive effect of equity securities issued or granted since October 13, 1995. See "Dilution," "Management-- Compensation of Directors and Executive Officers" and "Description of Capital Stock."
(12) Adjusted EBITDA represents the sum of income (loss) from continuing operations before income taxes (benefit), interest expense, depreciation, amortization and nonrecurring consolidation charges less the gain (in
     1994) from the sale of certain manufacturing assets. The Company believes that adjusted EBITDA, while providing additional information related to the Company's ability to service debt, should not be considered in isolation or as a substitute for the consolidated statement of operations data prepared in accordance with generally accepted accounting principles. For example, adjusted EBITDA should not be considered as an alternative to net income as an indicator of operating performance or as an alternative to the use of cash flows as a measure of liquidity. Moreover, adjusted EBITDA does not reflect, as does cash flow from operations, the cash needed to support changes in working capital.
(13) This margin is calculated as adjusted EBITDA as a percentage of revenues.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  The Company is the leading national distributor of medical and surgical supplies serving the full continuum of healthcare providers, from hospitals to physician offices to extended care providers, and the third largest distributor of such products in the United States. The Company's results in recent years have been significantly affected by strategies and acquisitions undertaken by the Company to expand its business in each of these markets and to address significant changes in the healthcare industry, including ongoing consolidation of healthcare providers and the emergence of integrated healthcare networks. In addition, the Company has pursued significant initiatives in order to increase its profitability, including eliminating duplicative positions, reorganizing its sales management structure, realigning its distribution network and developing product mix management tools as well as renegotiating a number of less profitable contracts to better reflect the costs associated with the products and services provided.

  The Company's revenues grew at a compound annual growth rate of approximately 20%, from $730 million in 1991 to $1,492 million in 1995. This revenue growth was achieved through both internal growth as well as six acquisitions of medical and surgical supply distributors made in 1994 and 1995. The Company's internal growth resulted from the addition of new customers and increased sales to existing customer accounts, which the Company attributes in part to its experienced sales force and its focus on value-added customer services. The acquisitions of Titus and Foster in 1994, followed by the acquisition of Randolph in early 1995, enhanced the Company's national presence in the physician care and extended care markets and its position as a nationwide distributor serving the full continuum of healthcare providers.

  During 1995, adjusted EBITDA margins declined to approximately 3.0% from approximately 4.2% in 1994. This decline in adjusted EBITDA margins was primarily due to continued price pressure, especially in the acute care market, and delays in integrating companies acquired in 1994 and 1995. In response to this margin decline, the Company renegotiated a number of contracts to better reflect the costs associated with the products and services provided, and implemented the following additional initiatives:

  Elimination of Duplicative Positions. As part of an integration initiative launched in late 1995, the Company eliminated over 200 employees, many of whom were performing duplicative functions. The Company believes that this personnel reduction will result in substantial annual cost savings.

  Reorganization of Sales Management Structure. The Company also initiated a reorganization of its management structure to reflect the changing demands of its business. This restructuring has generated increased focus on targeted markets by dedicating account managers and sales management to each of the Company's markets. The restructuring has allowed the sales force to concentrate on pursuing value-added sales. Management believes this targeted approach will allow the Company to achieve accelerated market share growth, especially in the physician care and extended care markets, while servicing customers in the most cost-effective manner.

  Realignment of Distribution Network. In the third quarter of 1995, the Company began implementation of a strategy to realign its distribution network. Prior to the implementation of this strategy, the Company had 61 distribution centers, which were limited in their ability to meet customer needs in a cost effective manner. The realignment of the distribution network will be based upon 18 new Area Customer Service Centers, complemented by Local Customer Service Centers. The Company believes that the realignment of its distribution network, expected to be substantially completed in 1997, will improve customer service and efficiency while reducing operating costs.

  Development of Product Mix Management Tools. In early 1996, the Company developed product mix management tools for its account managers to assist certain customers in reducing total costs. The Company believes that such tools allow its account managers to identify opportunities to maximize value for the customer.

  The Company believes that the renegotiation of a number of less profitable contracts to better reflect the costs associated with the products and services provided combined with the initiatives described above have contributed to the improvement in the Company's profitability. For the nine months ended September 30, 1996 adjusted EBITDA increased to $48.7 million or 3.8% of revenue from $32.5 million or 3.0% of revenues in the comparable period in 1995. For the three months ended September 30, 1996, adjusted EBITDA increased to $18.5 million or 4.3% of revenues compared to $8.6 million or 2.3% of revenues in the comparable period of 1995. See "Quarterly Results." The Company also believes that these initiatives will position the Company to further improve its ability to service its customers and pursue additional growth in sales and profits.

RESULTS OF OPERATIONS

  The following table sets forth certain operating data of the Company as a percentage of revenues for the periods indicated below:

                               PREDECESSOR                        COMPANY
                          ------------------------ ---------------------------------------
                                           EIGHT     FOUR
                                           MONTHS   MONTHS                   NINE MONTHS
                           YEAR ENDED      ENDED    ENDED     YEAR ENDED        ENDED
                          DECEMBER 31,    AUG. 31, DEC. 31,  DECEMBER 31,   SEPTEMBER 30,
                          --------------  -------- -------- --------------- --------------
                           1991    1992     1993   1993(1)  1994(2) 1995(2)  1995    1996
                          ------  ------  -------- -------- ------- ------- ------  ------
Revenues................   100.0%  100.0%  100.0%   100.0%   100.0%  100.0%  100.0%  100.0%
Cost of sales...........    82.0    82.4    82.4     82.8     81.9    81.4    81.5    81.5
                          ------  ------   -----    -----    -----   -----  ------  ------
Gross profit............    18.0    17.6    17.6     17.2     18.1    18.6    18.5    18.5
Selling, general, and
 administration ex-
 penses.................    15.4    14.5    14.4     14.6     14.5    15.8    15.9    14.9
Consolidation costs.....     0.0     0.0     0.0      0.0      0.0     0.7     0.8     0.2
Gain (loss) on sale of
 manufacturing assets...     0.0     0.0     0.0      0.0      0.2     0.0     0.0     0.0
Amortization of intangi-
 bles...................     0.0     0.0     0.0      1.3      1.0     0.7     0.7     0.5
                          ------  ------   -----    -----    -----   -----  ------  ------
Operating profit........     2.6%    3.1%    3.2%     1.3%     2.8%    1.4%    1.1%    2.9%
                          ======  ======   =====    =====    =====   =====  ======  ======
Adjusted EBITDA(3)......     3.0%    3.4%    3.5%     3.0%     3.9%    3.0%    3.0%    3.8%
                          ======  ======   =====    =====    =====   =====  ======  ======

--------
(1) Operating results for the four months ended December 31, 1993 reflect the effects of the acquisition of General Medical by Holdings in the Original Acquisition.
(2) Operating results for the year ended December 31, 1994 reflect the full effects of the Original Acquisition and the results of the Titus Acquisition and the Foster Acquisition from their respective dates. The Randolph Acquisition is included in 1995 operating results for the entire year.
(3) Adjusted EBITDA represents the sum of income (loss) from continuing operations before income taxes (benefit), interest expense, depreciation, amortization and nonrecurring consolidation charges less the gain (in
    1994) from the sale of certain manufacturing assets. See Note 13 to the table in "Selected Consolidated Historical and Pro Forma Financial Information."

NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1995

  Revenues increased $172.0 million, or 15.6%, to $1,271.4 million for the nine months ended September 30, 1996 as compared to $1,099.4 million for the nine months ended September 30, 1995. On a per day basis, revenues increased $0.9 million per day to $6.7 million per day for the nine months ended September 30, 1996 as compared to $5.8 million per day for the nine months ended September 30, 1995. Gross profit increased by $31.0 million, or 15.2%, to $234.7 million for the nine months ended September 30, 1996 as compared to $203.7 million for the nine months ended September 30, 1995.

  The increase in sales and gross profit was primarily due to internally generated sales and gross profit increases in all markets as a result of increased sales to existing accounts, the addition of new customers and the introduction of products new to the distribution supply chain. During this period, the Company's acute care sales increased 22.8%; approximately one-third of this increase was derived from a new customer contract. Sales in the alternate-site market (which includes physicians and extended care providers) increased 6.1%. Sales in the alternate-site market were impacted by the Company's decision to focus on profitability while completing the integration of its acquisitions.

  As a percentage of revenues, gross profit remained at 18.5% in the nine months ended September 30, 1996. During the nine months ended September 30, 1996, the Company took several steps that improved gross profit margin in each of the individual markets; however, the resulting improvement was offset by a shift in the mix of sales attributable to each market. First, the Company renegotiated a number of contracts to better reflect the costs associated with the products and services provided. Second, the Company realized the full effect of the reorganization of its sales management structure which established dedicated account managers and management for each of the Company's various markets and allowed the sales force to concentrate on creating value-added sales. Third, the Company has developed product mix management tools for its account managers to assist certain customers in reducing total costs. The Company believes that such tools allow its account managers to identify opportunities to maximize value for the customer. The Company continually evaluates opportunities for gross profit percentage growth.

  Selling, general and administrative expenses increased $15.4 million, or 8.8%, to $189.7 million for the nine months ended September 30, 1996 as compared to $174.3 million for the nine months ended September 30, 1995. However, as a percentage of revenues, selling, general and administrative expenses decreased to 14.9% for the nine months ended September 30, 1996 as compared to 15.9% for the nine months ended September 30, 1995. This percentage decrease was attributable to the elimination of duplicative positions, the reorganization of the Company's sales management structure and the realignment of the Company's distribution network, as well as sales growth in the acute care market, where the cost to deliver product is generally lower as a percentage of sales.

  Amortization of intangibles decreased $1.6 million in the nine months ended September 30, 1996 as compared to the nine months ended September 30, 1995. There was a $1.9 million decrease due to several short-lived intangibles reaching full amortization and the write-off of certain trademarks associated with the manufacturing business that was sold in the nine months ended September 30, 1995. This decrease was partially offset by a $0.3 million increase due to the amortization of additional intangibles associated with the acquisitions completed in the nine months ended September 30, 1995.

  Interest expense increased $2.6 million in the nine months ended September 30, 1996 as compared to the nine months ended September 30, 1995. This increase was the result of an increase in average borrowings during the nine months ended September 30, 1996 to support the Company's sales growth.

  The effective tax rate changed from a benefit of 25.4% (of pre-tax loss) to an expense of 171.2% (of pre-tax income). This change was primarily the result of income in the nine months ended September 30, 1996 compared to a loss in the nine months ended September 30, 1995, and the effect of nondeductible goodwill amortization as a percentage of income.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

  Revenues increased $378.0 million, or 34.0%, to $1,492.1 million for 1995 as compared to $1,113.8 million for 1994. On a per day basis, revenues increased $1.5 million per day to $5.9 million per day for 1995 as compared to $4.4 million per day for 1994. Gross profit increased by $75.7 million, or 37.5%, to $277.4 million for 1995 as compared to $201.7 million for 1994.

  The increase in sales and gross profit was primarily due to the Company's acquisitions of Titus on July 28, 1994, certain assets and liabilities of Foster on August 31, 1994, and Randolph on January 5, 1995. These acquisitions accounted for $265.8 million and $64.7 million of additional sales and gross profit, respectively, for 1995. In addition, internally generated sales and gross profit increased in all markets as a result of increased sales to existing accounts, the addition of new customers and the introduction of products new to the distribution supply chain. During this period, acute care sales increased 21.3% while alternate-site sales increased 56.3%.

  As a percentage of revenues, gross profit increased to 18.6% in 1995 as compared to 18.1% in 1994. This was a result of an increase in physician care and extended care business attributable to the acquisitions of Titus, Foster and Randolph.

  Selling, general and administrative expenses increased $74.7 million, or 46.3%, to $236.4 million for 1995 as compared to $161.7 million for 1994. The inclusion of the results of Titus, Foster and Randolph in 1995 represented $62.4 million of the increase in 1995. As a percentage of revenues, selling, general and administrative expenses increased to 15.8% for 1995 as compared to 14.5% for 1994. This percentage increase related to the increase in sales to the physician care and extended care markets and to the Company's just-in-time OPTIMA accounts, which are more labor intensive to service due to smaller selling units and multiple delivery points.

  Amortization of intangibles decreased $2.1 million in 1995 as compared to 1994. A $4.7 million decrease was due to several short-lived intangibles reaching full amortization. This was partially offset by a $2.6 million increase due to the full-year effect of the amortization of goodwill related to the Titus and Foster Acquisitions and additional goodwill associated with the Randolph Acquisition.

  Interest expense increased $13.2 million in 1995 as compared to 1994. This can be attributed to two factors: (i) an increase in average debt outstanding due to additional borrowings to fund acquisitions and sales growth that resulted in incremental interest expense of $9.4 million and $2.1 million respectively, and (ii) an increase of 1.5% in the average interest rate on borrowings that contributed $1.7 million of additional interest expense.

  In the third quarter of 1995, the Company began implementation of a strategy to realign its distribution network. This consolidation plan, which should be substantially complete by the end of 1997 at a total estimated cost of $15.0 million, will include charges for employee termination and relocation, facility shutdown costs and losses from the sale and abandonment of property. The Company recorded a one-time charge of $8.6 million in September 1995 consisting of severance ($3.7 million), net facility lease cancellation costs ($4.5 million) and a loss from a plan to dispose of long-lived assets ($0.4 million) related to facility shutdowns reasonably expected to occur within one year. In 1995, total charges resulting from such plan amounted to $10.2 million.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

                                                              PREDECESSOR                      COMPANY
                                                              ------------ ------------------------------------------------
                                                              EIGHT MONTHS FOUR MONTHS                PRO FORMA  HISTORICAL
                                                                 ENDED        ENDED                   YEAR ENDED YEAR ENDED
                                                                AUG. 31,    DEC. 31,                   DEC. 31,   DEC.31,
                                                              ------------ -----------                ---------- ----------
                                                                  1993        1993     ADJUSTMENTS(1)    1993       1994
                                                              ------------ ----------- -------------- ---------- ----------
                                                                                 (DOLLARS IN THOUSANDS)
Revenues.....................................................   $611,641    $300,921      $     --     $912,562  $1,113,840
Cost of sales................................................    503,744     249,219            --      752,963     912,182
                                                                --------    --------      --------     --------  ----------
Gross profit.................................................    107,897      51,702            --      159,599     201,658
Selling, general, and administrative expenses................     88,210      43,969            60      132,239     161,662
Consolidation costs..........................................         --          --            --           --          --
Gain on sale of assets.......................................         --          --            --           --       2,788
Amortization of intangibles..................................         --       3,833         7,226       11,059      11,524
Interest expense.............................................      3,828       8,534        13,799       26,161      32,006
                                                                --------    --------      --------     --------  ----------
Income(loss) from continuing operations before taxes on in-
 come (benefit)..............................................     15,859      (4,634)      (21,085)      (9,860)       (746)
Taxes on income (benefit)....................................      6,565        (727)       (5,838)          --       2,719
                                                                --------    --------      --------     --------  ----------
Income (loss) from continuing operations.....................   $  9,294    $ (3,907)     $(15,247)    $ (9,860) $   (3,465)
--------------------------------------------------
                                                                ========    ========      ========     ========  ==========

--------
(1) Reflects adjustments to depreciation and amortization on property, plant and equipment and other relevant adjustments related to the Original Acquisition. Interest expense resulting from additional borrowings related to the Original Acquisition has also been included.

  Revenues increased $201.4 million, or 22.1%, to $1,113.8 million for 1994 as compared to $912.6 million for 1993. On a per day basis, revenues increased $0.8 million per day to $4.4 million per day for 1994 as compared to $3.6 million per day for 1993. Gross profit increased by $42.1 million, or 26.3%, to $201.7 million for 1994 as compared to $159.6 million for 1993.

  One factor contributing to the gains in sales and gross profit was the acquisition of Titus on July 28, 1994 and Foster on August 31, 1994. These acquisitions accounted for $113.7 million and $29.8 million of additional sales and gross profit, respectively, for 1994. In addition, internally generated sales and gross profit increased in all markets as a result of increased sales to existing accounts, the addition of new customers and the introduction of products new to the distribution supply chain. During this period, acute care sales increased 2.7% while alternate-site sales increased 82.2%.

  As a percentage of revenues, gross profit increased to 18.1% in 1994 as compared to 17.5% in 1993. This was a result of an increase in physician care and extended care business attributable to the acquisitions of Titus and Foster, and internally generated sales growth in these markets.

  Selling, general and administrative expenses increased $29.5 million, or 22.2%, to $161.7 million for 1994 as compared to $132.2 million for 1993. This dollar increase related to the inclusion of the results of Titus and Foster in 1994. However, as a percentage of revenues, selling, general and administrative expenses remained constant at 14.5%.

  Income before other items increased $12.6 million, or 46.2%, to $39.9 million for 1994. As a percentage of revenues, income before other items improved 0.6%, to 3.6% for 1994 as compared to 3.0% for 1993.

  The Company earned $2.8 million in income during 1994 related to the sale of certain assets of General Medical. The assets sold did not represent a significant line of business for General Medical.

  Amortization of intangibles increased $0.5 million in 1994 due to the amortization of additional goodwill resulting from the acquisitions of Titus and Foster.

  Interest expense for 1994 increased $5.9 million as a result of additional debt utilized to fund the acquisitions of Titus and Foster and an increase of approximately 1.34% in the average borrowing rate over the past year.

QUARTERLY RESULTS

  The following table sets forth certain unaudited quarterly operating results for each quarter in 1995 and the first, second and third quarters of 1996. This information is unaudited but, in the opinion of the Company's management, includes all adjustments necessary for a fair presentation of the results of operations for such periods. The operating results in any quarter are not necessarily indicative of the results which may be expected for any other interim period or for the year ended December 31, 1996.

                                 1995 QUARTER ENDING                 1996 QUARTER ENDING
                         ---------------------------------------  ----------------------------
                          MAR 31    JUN 30    SEP 30     DEC 31    MAR 31    JUN 30    SEP 30
                         --------  --------  --------   --------  --------  --------  --------
                                             (DOLLARS IN THOUSANDS)
Revenues................ $357,071  $364,421  $377,950   $392,701  $418,902  $424,076  $428,450
Gross profit............   68,736    66,970    67,961     73,759    76,485    76,992    81,250
Operating profit
 (loss)(1)..............    8,986     6,884    (3,289)     8,102    10,686    12,235    14,398
Adjusted EBITDA(2)......   13,762    10,144     8,635     12,095    14,186    16,005    18,495
Gross margin............     19.2%     18.4%     18.0%      18.8%     18.3%     18.2%     19.0%
Operating margin........      2.5%      1.9%     (0.9)%      2.1%      2.6%      2.9%      3.4%
Adjusted EBITDA mar-
 gin(2).................      3.9%      2.8%      2.3%       3.1%      3.4%      3.8%      4.3%

--------
(1) Operating profit represents income (loss) before income tax and interest expense.
(2) Adjusted EBITDA represents the sum of income (loss) from continuing operations before income taxes (benefit), interest expense, depreciation, amortization and nonrecurring consolidation charges. See Note 12 to the table in "Selected Consolidated Financial Information."

LIQUIDITY AND CAPITAL RESOURCES

  The Company's primary source of liquidity is cash flow generated from operations and funds available to it under its Existing Credit Facility. For the nine months ended September 30, 1996, continuing operating activities provided net cash of $28.2 million, as compared to using net cash of $24.6 million for the nine months ended

September 30, 1995. This increase is mainly the result of (i) improved profitability, (ii) more rapid turnaround in accounts receivable coupled with increased sales, (iii) improved management of accounts payable in relation to inventory and (iv) a reduction in inventory levels as a result of the Company's consolidation plan relating to its distribution network. In addition, the Company received $2.1 million from the purchase price accounting adjustments related to the Foster Acquisition and generated $1.1 million from the sale of fixed assets. The increase in cash provided by operations funded capital expenditures made during 1996 related to the consolidation of the Company's distribution centers and reduced debt outstanding under its Existing Credit Facility.

  The Company's primary cash needs are working capital, interest expense, capital expenditures and funding for acquisitions. As of September 30, 1996, the Company will have available approximately $42.7 million under the New Revolving Credit Agreement (of a maximum availability of $150 million, depending on the available borrowing base) and up to $50 million remaining availability under the Interim Receivables Facility. Upon consummation of the Offerings, the Company will have $51.7 million outstanding under the New Revolving Credit Agreement and $150 million outstanding under the Interim Receivables Facility, as well as $106.2 million of additional indebtedness outstanding. At September 30, 1996, the outstanding amount of the Company's indebtedness (other than trade payables and accrued expenses) was $420.6 million, including approximately $187.7 million of secured debt. For the nine month period ended September 30, 1996, interest expense was $35.8 million. On a pro forma basis, after giving effect to the Offerings at the anticipated use of proceeds therefrom, the outstanding amount of the Company's indebtedness (other than trade payables and accrued expenses) would have been $307.9 million, and for the nine month period ended September 30, 1996, interest expense would have been $19.7 million.

  During this nine month period, the Company expended $8.3 million on capital items. The majority of these expenditures ($7.6 million) was used to purchase warehouse equipment and racking attributed to the modernization of the Company's warehouse operations in connection with the consolidation plan relating to its distribution network. It is anticipated that an additional $6.0 million will be spent during the remainder of 1996 and 1997 related to this plan. The remaining capital expenditures of $0.7 million related to small office equipment, replacement warehouse equipment and, to a smaller extent, computer hardware and software upgrades. The Company has embarked on an initiative to upgrade its distribution system hardware and software. The Company anticipates spending approximately $7 to $10 million on this initiative over the next 15 months and an additional $3 to $5 million in 1998 and 1999.

  The Company's most significant use of working capital is for accounts receivable and inventories, which represented 50% and 37% of total tangible assets at September 30, 1996, respectively. Due to the magnitude of its accounts receivable and inventories, the Company's management places significant emphasis on managing trade receivables including the related credit and collection processes and inventory levels and turnover.

  Days sales of accounts receivable outstanding and days sales of inventory, for continuing operations only, were as follows:

            SEPTEMBER 30,                         RECEIVABLE DAYS INVENTORY DAYS
            -------------                         --------------- --------------
            1995.................................      43.7            44.5
            1996.................................      43.8            42.4

  The decrease in inventory days for the nine month period ended September 30, 1996 is due to improved inventory management related to the consolidation of the distribution network. The foregoing table does not reflect inventory purchases by the Company in contemplation of price increases or otherwise to take advantage of available price discounts. Typically, these purchases involve comparable increases in accounts payable.

  The Company did not make any significant acquisitions during the nine month period ended September 30, 1996. The Company intends, however, to make acquisitions in the future if suitable candidates become available. See "Business--Strategy."

  The Company expects that funds generated from operations and borrowings under the New Credit Agreement will be sufficient to meet its cash needs for the foreseeable future.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

  In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("Statement 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying value. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted Statement 121 in 1995 and, based on current circumstances, such adoption will not materially impact the Company's annual financial results.

  In October 1995, the FASB issued Statement No. 123, "Accounting for Stock-Based Compensation" ("Statement 123"), which provides an alternative to APB Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for stock-based compensation issued to employees. Statement 123 allows for a fair value based method of accounting for employee stock options and similar equity instruments. However, for companies that continue to account for stock-based compensation arrangements under APB Opinion No. 25, Statement 123 requires disclosure of the pro forma effect on net income and net income per share of its fair value based accounting for those arrangements. These disclosure requirements are effective for fiscal years beginning after December 15, 1995, or upon initial adoption of Statement 123, if earlier. Management will adopt this standard in 1996 by disclosing pro forma net income and earnings per share amounts assuming the fair value method was adopted on January 1, 1995. The adoption of this standard will not impact the Company's results of operations, financial position or liquidity.

EFFECTS OF INFLATION

  The Company has generally been able to pass along inflationary increases in the cost of products purchased by the Company through increased prices to customers. During the last three years, the cost of products purchased increased at an average annual rate of less than 1%.

                                   BUSINESS

GENERAL

  The Company is the leading national distributor of medical and surgical supplies, serving the full continuum of healthcare providers, from hospitals to physicians to extended care providers, and is the third largest distributor of such products in the United States. The Company had 1995 revenues of approximately $1.5 billion, which were derived 58% from the acute care market (hospitals and ambulatory surgical centers), 31% from the physician care market (physicians and clinics) and 11% from the extended care market (nursing homes and home healthcare organizations). The Company is placing an increasing emphasis on sales to these markets through IHNs which operate healthcare facilities across the market continuum. The Company distributes a broad array of products, comprising more than 130,000 SKUs supplied by over 4,000 medical and surgical product manufacturers and suppliers. Additionally, the Company offers a variety of value-added services to its customers, particularly in the area of cost containment and inventory management. The Company's more than 700 person sales force is divided into four groups, targeting acute care providers, physician care providers, extended care providers and IHNs.

  The Company believes that its multi-market focus and nationwide presence provide it with competitive advantages and position it to serve the changing healthcare market. As healthcare providers form IHNs, the Company has the opportunity to sell products and services to new and existing customers across different markets. The Company's current IHN customers include Cigna, Geisinger and Maricopa. The Company also has the potential to grow as single market customers continue to consolidate within their individual markets. For example, the Company has distribution relationships with MedPartners, which recently acquired Caremark, and Tenet, which recently has announced its intention to acquire OrNda. The Company believes that its ability to provide access to multiple markets on a nationwide basis is attractive to manufacturers. In particular, the Company believes manufacturers increasingly must rely on distributors such as the Company in order to gain access to the physician care and extended care markets which manufacturers cannot access directly on an economical basis due to small order quantities and the large number of healthcare providers in such markets. For instance, Allegiance, a manufacturer and distributor which competes with the Company in distribution in the acute care market, recently signed a contract with the Company whereby the Company has become a preferred distributor of Allegiance products to the physician care and extended care markets. In addition, hospitals and other large customers are increasingly seeking to lessen their administrative burdens and overall supply costs by requiring distributors to deliver product in small units of measure and on a just-in-time basis to multiple sites within a facility. The Company believes it is well-qualified to provide these services due to its existing expertise in serving the physician care and extended care markets, which are typically serviced under such a distribution model. The Company also believes that its position as nationwide distributor to all markets lowers its distribution costs by enhancing purchasing power and leveraging overhead costs.

INDUSTRY

  According to an industry source, sales of medical/surgical supplies in the United States exceeded $28 billion in 1995 and is estimated to be growing at an annual rate of seven to eight percent. The industry is comprised of three primary markets: (i) acute care, a market that includes hospitals and ambulatory surgical centers, (ii) physician care, a market that includes sole practitioners, group practices and clinics, and (iii) extended care, a market that includes nursing homes and home healthcare organizations. The Company believes this growth results primarily from medical supply and equipment manufacturers increasing the number of products sold through distributors, the aging of the U.S. population, and the development of new medical procedures which have necessitated an increase in the number and volume of medical supplies consumed each year. The Company believes that the physician care and extended care markets of the medical/surgical supply distribution industry are growing more rapidly than the acute care category due in large part to the shift in the provision of healthcare away from more expensive acute care settings into lower cost physician office and extended care settings.

  Historically, the medical/surgical and equipment supply distribution industry generally has been highly fragmented, with many distributors focusing on a single market. Over time, the market has experienced substantial change, and in recent years, cost containment pressures have caused significant consolidation among healthcare providers both within and across industry markets, and customers have become increasingly cost-conscious and sophisticated in their approach to purchasing medical and surgical supplies and equipment.

  The Company believes that the industry is currently characterized by the following major trends:

  Consolidation of Healthcare Providers Within and Across Industry Markets.

  The Company believes that market forces are encouraging healthcare providers to consolidate, both within and across the three industry markets, to maintain their competitive position. Single market customers continue to consolidate within their individual markets. Additionally, consolidation by healthcare providers across markets has given rise to IHNs operating healthcare facilities across one or more of the acute care, physician care and extended care markets.

  Rising Importance of National and Multi-Market Distribution Capabilities.

  The Company believes that healthcare providers are increasingly looking for a single distributor to meet all of their distribution needs in order to aggregate purchasing power and take full advantage of value-added cost reduction programs. Thus, as providers consolidate within and across the three industry segments, the Company believes that it is increasingly important for distributors to be able to provide service not only on a national basis to any given market, but also within each of the industry's three markets. Another trend the Company believes is affecting medical and surgical supply distributors is that manufacturers increasingly must rely on distributors for efficient access to the physician care and extended care markets which manufacturers can not access directly on an economical basis due to the small order quantities and large number of providers.

  Increasing Emphasis on Value-Added Services Oriented Towards Total Cost Reduction.

  The Company believes that the administrative costs associated with purchasing, tracking and carrying inventory and distributing supplies within an acute care facility are often greater than the cost of the supplies. As a result, customers are increasingly evaluating distributors not only on product cost and timely and accurate delivery, but also on their ability to provide value-added services that lower the administrative and other overhead costs associated with medical and surgical supplies. Customers increasingly want distributors to deliver unit of measurement purchases "just-in-time" to numerous sites within the healthcare facility, instead of making bulk deliveries. In addition, certain customers also are seeking distributors that can provide programs to assist in inventory management, capitation and physician linking.

  Shift of Healthcare Delivery to Alternate-Site Markets

  The Company believes that the delivery of healthcare is shifting from acute care settings to alternate sites, such as physician offices and extended care facilities, due to cost containment pressures from government and private reimbursement sources. The growth of managed care has resulted in (i) more procedures being performed in outpatient settings, (ii) the length of stay for inpatient procedures continuing to fall and (iii) hospitals sharing insurance risk as they take on capitated contracts from managed care entities. This trend has led to a general increase in the acuity levels of alternate site patients as well as the emergence of specialized long-term facilities. As a result of the foregoing, industry sources believe that demand for medical and surgical supplies in the alternate-site markets will increase at a faster rate than the overall industry.

  Growing Importance of Efficient Distribution Model.

  The Company believes that as customers become more cost-conscious and sophisticated in their purchasing, it is essential that distributors maximize operating efficiencies and minimize the cost of their distribution model.

Under such constraints, smaller distributors that lack purchasing power and companies with high cost distribution models are increasingly disadvantaged.

STRATEGY

  The Company's business objective is to continue to be the leading national distributor of medical and surgical supplies serving the full continuum of healthcare providers. To pursue this objective and improve its profitability, the Company has undertaken the following strategies:

  Drive Sales Growth in All of the Company's Markets.

  The Company intends to drive sales growth in all of its markets by pursuing new accounts, by targeting large consolidating participants within particular industry markets and by focusing on IHNs. During 1996, the Company directed its efforts primarily to increasing acute care sales and improving profitability while completing the integration of acquisitions made by the Company of distributors to the physician care and extended care markets. The Company expects to increase its sales in the physician care and extended care markets through the hiring of additional account managers, emphasizing sales of certain product lines, including injectable pharmaceuticals, and pursuing selected local and regional acquisitions.

  Reduce Customers' Total Medical/Surgical Supply Costs through Value-Added Services.

  The Company has developed a range of innovative value-added services designed to lower its customers' total supply costs. For instance, the Company believes that many large acute care providers are increasingly seeking to lessen their administrative burdens by having distributors deliver products in small units of measure and just-in-time to multiple sites within the healthcare facility. The Company believes it is well-positioned to provide such specialized services by capitalizing on the expertise it has developed from serving physician care and extended care customers. The Company also offers fee-based, logistics management programs, such as its OPTIMA program for acute care providers. Under the OPTIMA program, the Company exclusively manages the majority of the customer's medical/surgical supply needs. The benefits of the OPTIMA program to the Company's customers include reduced inventory carrying costs, incoming freight expense, stock obsolescence and handling and administrative costs, as well as eliminating the need for the customer to operate a warehousing facility. The Company believes that it offers one of the most comprehensive portfolios of services in each of the markets it serves. The Company is continuing to develop value-added services, particularly those that differentiate the Company from its competitors and that increase the number of its customers who benefit from such services.

  Provide Manufacturers with Access to Multiple Markets.

  The Company believes that its ability to provide access to multiple markets on a nationwide basis is attractive to manufacturers. In particular, the Company believes manufacturers increasingly must rely on distributors such as the Company in order to gain access to the physician care and extended care markets which manufacturers cannot access directly on an economical basis due to the small order quantities and large number of healthcare providers in such markets. For instance, Allegiance, a manufacturer and distributor which competes with the Company in distribution in the acute care market, recently signed a contract with the Company whereby the Company has become a preferred, non-exclusive distributor of Allegiance products to the physician care and extended care markets.

  Realign Distribution Network to Provide High Quality Service and Reduce
Costs.

  The Company has begun a reorganization of its distribution network. At the inception of this program in 1995, the Company had 61 distribution centers. The new strategy reflects a consolidation of all of the physician care and extended care business and a majority of the acute care business into 18 Area Customer Service Centers ("ACSCs"). By servicing a larger geographic area and a larger customer base with such ACSCs, the Company's overall inventory can be reduced while at the same time, each distribution center can more economically maintain a broader line of inventory. Additionally, to support the requirements of certain customers, 17 Local Customer Service Centers ("LCSCs") will provide service on a local basis. In addition to providing high quality service, the Company believes this program will reduce distribution costs and improve profitability.

  Acquire Local and Regional Distributors.

  The Company believes that there are opportunities for the Company to acquire businesses that could potentially leverage the Company's distribution network and broaden the Company's market presence, particularly in the physician care and extended care markets. The Company has completed six acquisitions since 1994, substantially enhancing the Company's national scope and presence in the physician care and extended care markets. The Company intends to pursue the acquisition of local and regional medical supply companies serving the physician care and extended care markets. The Company believes that there are approximately 800 such companies in the United States, which typically have annual sales of less than $25 million.

CUSTOMERS

  Most of the Company's customers provide healthcare services in one of the three markets of the healthcare industry: acute care, physician care and extended care. The Company believes, however, that many of its customers are evolving from single market providers to multi-market providers, or IHNs.

  Acute Care Customers. Acute care, comprised of hospitals and ambulatory surgical centers, represents the Company's largest market, representing 58% of 1995 sales. The Company has approximately 4,300 individual hospital customers, the largest of which accounted for less than 1% of the Company's sales in each of the last three years.

  The acute care market is the most mature and highly consolidated market in which the Company operates, as sales by the three largest distributors represent most of the sales in the market. Product price levels and distributor gross margins have generally declined in the past few years, although pricing and margin pressures have eased recently.

  The Company services both independent hospitals and hospitals affiliated with group purchasing organizations ("GPOs"), which in 1995 represented approximately one quarter and three quarters, respectively, of the revenues earned by the Company in the acute care market. The Company services a significant number of hospitals affiliated with major GPOs. Hospitals that are affiliated with GPOs typically are members of several GPOs. A GPO negotiates pricing arrangements with manufacturers and members of the GPO, generally with respect to staple products only. GPOs also negotiate pricing arrangements with distributors that provide the distributors with access, on both an exclusive and a non-exclusive basis, to special manufacturers' pricing; such pricing arrangements typically set a purchase price for products sold by the distributor to the members equal to the cost negotiated with the manufacturer plus a percentage. Even where there is an exclusive relationship with a manufacturer or distributor, hospitals are not usually required to utilize the manufacturers or distributors with whom pricing has been negotiated, although they often do so. In 1995, sales to hospitals affiliated with five GPOs-- Premier, Tenet, Mercy, HSCA and AmeriNet--represented, in the aggregate, approximately % of the Company's total revenues; % of 1995 total revenues were attributable to Premier alone. See "Risk Factors--Premier and Certain Other GPOs Represent a Significant Percentage of Revenues; Certain Contract Risks." The Company typically pays an administrative fee to the GPO which is reflected in the Company's cost of goods sold. The Company believes that its fee arrangements with GPOs are within the customary standards of the industry.

  Ambulatory surgical centers are expanding rapidly both in number and utilization because of their relative low cost of operations and the development of new technologies, such as endoscopic surgery. The Company believes it is well positioned to serve ambulatory surgical centers because of these centers' demands for a broad array of products, frequent deliveries and small unit of measurement purchases.

  Physician Care Customers. Physicians and clinics constitute the Company's second largest customer group, representing 31% of 1995 sales. The Company services over 58,000 customers, including 55,000 physician offices and clinics and over 3,000 laboratory, industrial and other sites. The Company believes that physician care customers are consolidating. The Company's customers range from sole practitioners to physician practice management companies. The shift from care delivered in acute settings to alternate sites such as physicians' offices has accelerated the growth of the physician care market in recent years.

  Extended Care Customers. Extended care customers, comprised of nursing homes, home healthcare agencies and home infusion therapy companies, constitute the Company's smallest customer group, representing 11% of 1995 sales. The Company services over 8,000 nursing homes, consisting of chains and independents, and other extended care customers such as Hillhaven. The Company believes that healthcare providers are increasingly shifting care from acute care facilities to long-term and sub-acute care facilities which have lower capital and operating costs.

  Integrated Healthcare Networks. The Company believes IHNs will become increasingly important because of the expanding role of IHNs in healthcare delivery and cost containment. An IHN is an organization which is comprised of several healthcare providers jointly offering a variety of healthcare services in a given geographical market. The Company's current IHN customers include Cigna, Geisinger and Maricopa.

SALES AND MARKETING

  In February 1995, the Company began a reorganization of its account managers into three sales forces, each focused on one of the Company's three principal markets. This reorganization has been substantially completed. IHNs are targeted by a group of seven Company executives, which access the Company's three sales forces to service the day-to-day needs of those customers in the markets in which they operate. The Company believes that its distribution sales force of more than 700 sales professionals is the largest in the medical/surgical supply distribution business.

  The Company's training facility, General Medical University, trains the Company's account managers through an intensive program designed to teach account managers to identify and solve customer needs, augment selling skills and provide detailed product knowledge. In addition, General Medical University also offers management development training to the Company's sales and operations managers.

  The field sales organization is supported by a corporate staff dedicated to marketing, vendor relations and product management. The marketing personnel design and implement specific programs for each of the markets, and also produce sales tools and literature. The vendor relations and product management personnel meet regularly with manufacturers.

PRODUCTS

  The Company believes that the breadth of its product offering enables it to offer its customers one-stop shopping. The Company distributes a broad array of products supplied by over 4,000 medical product manufacturers and suppliers. These products, comprising over 130,000 SKUs, include disposable products, such as dressings, needles, syringes, skin care preparations, sterile procedure trays, gloves, sutures, and urological and incontinence products, and medical equipment, such as wheelchairs, power tables, patient beds, laboratory testing equipment and diagnostic testing instruments for physicians' offices. In addition, the Company assembles non-sterile medical procedure kits and also distributes a number of pharmaceutical products to the physician care market. As a result of the changing dynamics in the pharmaceutical industry, particularly the reduction in account managers for physicians' offices, pharmaceutical manufacturers are increasingly seeking alternative means of distribution. The Company believes that this trend represents an opportunity for the Company to increase sales to the physician care market.

  Approximately 4.6% of the Company's net sales in 1995 were from sales of products offered under the General Medical private brand (i.e., products manufactured by various third parties for distribution by the Company under its own label).

SERVICES

  The Company devotes substantial resources toward developing and implementing numerous services designed to reduce the Company's customers' total medical/surgical supply costs. The Company believes that it offers one of the most comprehensive portfolios of services in each of the markets it serves.

  Acute Care Market

  The Company has designed several enhanced inventory management programs to meet acute care customers' needs, for continued cost containment.

  OPTIMA. The Company offers a fee-based materials management program to service customers' supply needs, including obtaining products from manufacturers who may have previously sold directly to the hospital and making certain products available that are not generally carried by medical supply distributors. When an OPTIMA program is fully implemented for a customer, the Company's personnel deliver directly to end-user departments, often several times per day. The customer is thus able to reduce or eliminate its inventory storage facilities and reallocate the space and human resources required to other uses. More recently, the Company has expanded its OPTIMA services to meet the needs of all care delivery locations within hospital-driven integrated healthcare networks. The potential benefits of the OPTIMA program include reduced inventory carrying costs, incoming freight expense, stock obsolescence and handling and administrative costs. The Company believes that it is a leading provider of materials management programs to acute care customers, with over sixty OPTIMA programs in place as of October 31, 1996.

  SURPASS. The Company offers a cost management program for ambulatory surgery centers, with an array of customized services to assist these customers in reducing product and logistics costs by decreasing inventory, improving space utilization and enhancing the customer's overall operating efficiency.

  Assembled Products. The Company also operates assembled products centers that assemble non-sterile medical procedure kits. This service allows institutions to reduce costs associated with preparation of these necessary supplies on site.

  Managed Services/Outsourcing. The Company has entered into a pilot comprehensive cost management alliance with a key customer. The primary objective of this alliance is to collaboratively develop and implement total cost reduction programs which eliminate unnecessary inventory and operational redundancy that exists in the current supply chain. The benefits of managed services/outsourcing alliances include the ability to impact the customer's total logistics costs across all product categories and care delivery locations while increasing the scope of the Company's sources of revenue and opportunities for increased profitability through shared savings programs.

  Physician Care Market

  The specialized needs of the physician care customer include availability of a broad product selection, assistance in making product selection decisions, ease of ordering, education on industry issues and access to a single source for supplies and service. The Company addresses these needs with the following programs and services.

  VIP Program (Value in Purchasing) acts in effect as a buying group for primary care customers, enabling them to benefit from preferential pricing. It also provides materials management assistance, inventory reports and ease of ordering, as well as a regular publication on new legislation which may affect their practice. With the advent of new federal regulations concerning the monitoring and periodic testing of certain office-based diagnostic equipment, the Company has recently prepared a quality assurance control program designed to assist physicians and clinics in meeting those requirements.

  The Physician Reference Catalog contains a broad array of products distributed by the Company designed for use in clinics and physician offices.

  Injectables Program is a source of pharmaceuticals used by physicians in their offices, including anesthetics, antibiotics and vaccines. The Company believes injectable pharmaceuticals represent a potential source of growth in its physician business.

  Extended Care Market

  The Company has developed a specialized solution to meet the needs of the extended care marketplace. The Spectra program provides services for asset control and cash flow management, information and education, cost containment and revenue enhancement. The specific components of the Spectra program include: (i) discounted pricing on specific healthcare manufacturer products;
(ii) material usage reports, inventory reports and fax order guides; (iii) a private labeled computerized inventory tracking and bill processing system incorporating electronic ordering and bar code technology; (iv) a third party billing program that enables customers to have products billed directly to third party insurance carriers, or that function as a third party administrator for those wishing to be their own product provider; (v) preferred leasing and purchase planning programs; (vi) customized seminars addressing pertinent issues affecting extended care providers; and (vii) a quarterly newsletter with reimbursement and regulatory updates as well as specific product promotions.

DISTRIBUTION

  In the third quarter of 1995, the Company began implementation of a strategy to realign its distribution network with the goal of providing superior service while minimizing operating costs. Prior to implementation of this strategy, the Company had 61 distribution centers, which averaged approximately 40,000 square feet, and were limited in their ability to meet customer needs in a cost effective manner. The realignment of the distribution network will be based upon 18 new Area Customer Service Centers ("ACSCs") serving customers in each of the three industry markets.

  The new strategy reflects a consolidation of all of the physician care and extended care business and a majority of the acute care business into 18 ACSCs. These centers, which will average over 110,000 square feet, will have a service area with a radius of 250 to 300 miles. By servicing a larger geographic area and a larger customer base, the Company's overall inventory can be reduced while at the same time, each distribution center can more economically maintain a broader line of inventory. Additionally, these new ACSCs will incorporate an increased amount of automation to augment operating efficiencies and reduce costs. The Company intends to operate 17 Local Customer Service Centers ("LCSCs") which will provide a higher level of service on a local basis. These centers will have limited staff and will be supported by ACSCs. LCSCs are designed to be opened and closed as quickly as necessary, in response to changing customer needs. The foregoing strategy was initiated in the third quarter of 1995; currently, the Company operates 49 distribution centers, of which eight are ACSCs. The implementation of the strategy is expected to be substantially completed by the end of 1997.

  Upon receipt of a customer order at one of the Company's distribution centers, the center's computer processes the order and pricing information to facilitate accurate customer billing. Customer orders are routinely processed for next day delivery by the Company's fleet of vehicles or by common carrier. Hospital customers that are on a just-in-time/stockless inventory management program frequently receive deliveries up to seven days a week and sometimes several times per day.

MANAGEMENT INFORMATION SYSTEM

  To support its strategic efforts, the Company has developed information systems to manage all aspects of its operations. These systems include an inventory management system that enables the Company to access the cumulative inventory of its service centers to fill individual customer back orders and to identify and relocate slow-moving products.

  The Company maintains a decentralized information system with data acquisition at the distribution centers, and regional data centers and a corporate data base. These local computers are fully integrated with the central corporate mainframe. The distribution center computers receive orders, generate pricing and shipping documents for the distribution center warehouses, track the inventory and recommend inventory purchases.

  The Company's inventory and warehouse management information systems are currently not fully integrated. The Company has begun to integrate its information systems through a $10-15 million system upgrade and expects to achieve full integration by 1999. However, there can be no assurance that such integration will be successfully implemented by then, or at all.

  The Company has an electronic order entry program which enables customers to transmit orders electronically to the Company's computer systems. Approximately 71% of acute care customer orders and 39% of alternate-site care customer orders are currently placed with the Company in this manner. The Company's computer systems confirm the orders to the customer and verify item, price and quantity that will be shipped on a particular delivery date. The Company's computer equipment interfaces with all major hardware and software capable of electronic ordering. Electronic data interfacing is also used extensively with manufacturers for purchase orders, contract prices and accounts payable.

SUPPLIERS

  The Company believes that its long-standing relationships, national presence, and ability to provide manufacturers with access to multiple healthcare markets enable it to obtain attractive terms from manufacturers including volume discounts, and fees for customer sales information. The Company's vendor relations department negotiates all of its contract terms with manufacturers. Individual orders are placed by the Company's purchasing agents, located at the Company's service centers and headquarters, who are responsible for purchasing and maintaining the inventory. Supplies and equipment are delivered directly from manufacturers to the Company's distribution centers.

  The Company, as a full line distributor, stocks and distributes products from a broad range of approximately 4,000 manufacturers and suppliers. This group includes major manufacturers which supply national brand products and hundreds of smaller manufacturers which supply niche products or more limited product lines. In 1995, the ten largest suppliers to the Company (from largest to smallest by purchases) were Johnson & Johnson; Becton, Dickinson & Company; Kendall Company; Minnesota Mining & Mfg. Co.; Sherwood Medical Company (a subsidiary of American Home Products); Auto Suture Company; Kimberly-Clark Corporation; Abbott Laboratories; Safeskin Corporation; and Sterile Concepts, Inc. For the year ended December 31, 1995, these suppliers accounted for approximately 46% of the cost of the products purchased by the Company for resale.

  In September 1996, the Company signed an agreement with Allegiance whereby the Company has become a preferred, non-exclusive distributor of Allegiance products sold to the alternate-site markets. Allegiance may terminate the agreement if the Company fails to meet certain sales levels. The Company believes it will be able to achieve the required sales objective under the Allegiance agreement. The Company is continuously evaluating the product offerings of medical/surgical supply manufacturers with the goal of establishing distributor relationships.

COMPETITION

  The distribution of medical and surgical supplies to the acute care, physician care and extended care markets is extremely competitive. While the Company believes that there are no medical/surgical distributors competing with the Company in all three industry markets on a nationwide basis, it does compete with numerous national, regional and local companies, including several major distributors and manufacturers. Distribution to the acute care market in the United States consists of (i) three major, nationwide distributors, including the Company, Allegiance and Owens & Minor, Inc., (ii) a few smaller, nationwide distributors and (iii) a number of regional and local distributors. In the physician care market, the Company competes with numerous other companies, including Henry Schein, Inc., Physician Sales & Service, Inc., Durr-Fillauer Medical, Inc. and many other regional and local distributors. In the extended care market, the Company faces competition from Gulf South Medical Supply, Inc., Redline Medical Supply Co. and Medline Industries, Inc., various healthcare manufacturers and a number of regional and local distributors. The Company believes that the principal competitive factors in distributing products in its three primary markets are the quality and level of customer service, product pricing, breadth and quality of products offered, consistency and stability of business relationships with customers and value-added services and products. The Company believes that it competes favorably with respect to each of these factors. See "Risk Factors-- Intense and Increasing Competition."

GOVERNMENT REGULATION

  The medical/surgical supply distribution industry is subject to regulation by federal, state and local governmental agencies. Each of the Company's distribution centers is licensed to distribute medical/surgical supply products as well as certain pharmaceutical and related products. The Company must comply with regulations, including operating and security standards for each of its distribution centers, of the Food and Drug Administration, the Drug Enforcement Agency, the Occupational Safety and Health Administration, state boards of pharmacy and, in certain areas, state boards of health. The Company believes that it is in material compliance with all statutes and regulations applicable to distributors of medical/surgical supply products and pharmaceutical and related products, as well as other general employee health and safety laws and regulations.

  The Company believes that it is in substantial compliance with all of the foregoing Federal and state laws and the regulations promulgated thereunder and possesses all material permits and licenses required for the conduct of its business.

EMPLOYEES

  The Company employs approximately 3,000 people, of whom approximately 479 are located at its corporate headquarters and administrative offices; 2,471 at its distribution centers and sales offices; 42 at its assembled products centers; and 11 at its one manufacturing facility. Three of the distribution centers have unionized warehouse employees, totalling 56 employees. The Company has not experienced any work stoppages and believes its relations with its employees are satisfactory.

FACILITIES

  The Company owns or leases offices and warehouses in cities throughout the United States. The following table sets forth the general location of each of the distribution centers and other facilities owned or leased by the Company.

DISTRIBUTION CENTER LOCATION                                        LEASED/OWNED
----------------------------                                        ------------
Albuquerque, NM....................................................    Leased
Asheville, NC......................................................    Leased
Atlanta, GA........................................................    Leased
Austin, TX.........................................................    Leased
Baltimore, MD......................................................    Leased
Boston, MA.........................................................    Leased
Branford, CT.......................................................    Leased
Brookland Heights, OH..............................................    Leased
Charlotte, NC......................................................    Leased
Chicago, IL........................................................    Leased
Cleveland, OH......................................................    Leased
Columbus, OH.......................................................    Leased
Cranbury, NJ.......................................................    Leased
Dallas, TX.........................................................    Leased
Denver, CO.........................................................    Leased
Des Moines, IA.....................................................    Leased
Detroit, MI........................................................    Leased
Ft. Lauderdale, FL.................................................    Leased
Ft. Wayne, IN......................................................    Leased
Gilbert, AZ........................................................    Leased
Green Bay, WI......................................................     Owned
Harrisburg, PA.....................................................    Leased
Hartford, CT.......................................................    Leased
Houston, TX........................................................    Leased
Huntington, WV.....................................................    Leased
Jacksonville, FL...................................................    Leased
Kansas City, MO....................................................    Leased
Knoxville, TN......................................................    Leased
Little Rock, AR....................................................    Leased
Livonia, MI........................................................    Leased
Los Angeles, CA....................................................    Leased
Louisville, KY.....................................................    Leased
New Orleans, LA....................................................    Leased
Newport News, VA...................................................    Leased
Orlando, FL........................................................    Leased
Phoenix, AZ........................................................    Leased
Richmond, VA.......................................................    Leased
Roanoke, VA........................................................    Leased
Rochester, NY......................................................    Leased
Sacramento, CA.....................................................    Leased
St. Charles, IL....................................................    Leased
San Antonio, TX....................................................    Leased
Savannah, GA.......................................................    Leased
Seattle, WA........................................................    Leased
Tampa, FL..........................................................    Leased

DISTRIBUTION CENTER LOCATION                                        LEASED/OWNED
----------------------------                                        ------------
Twin Cities, MN....................................................    Leased
Walnut, CA.........................................................    Leased
West Sacramento, CA................................................    Leased
Wichita, KS........................................................    Leased
OTHER FACILITIES
----------------
Administrative Offices:
  City of Industry, CA.............................................    Leased
  Richmond, VA (headquarters)......................................     Owned
Manufacturing
  Richmond, VA.....................................................    Leased
Retail Store:
  Alhambra, CA.....................................................    Leased
Sales Offices:
  Chatsworth, CA...................................................    Leased
  Hayward, CA......................................................    Leased
  Las Vegas, NV....................................................    Leased
  Los Angeles, CA..................................................    Leased
  Pittsburgh, PA...................................................    Leased
  San Diego, CA....................................................    Leased

  The Company believes that its facilities are adequate to carry on its business as currently conducted. A number of leases relating to the above-described properties are scheduled to terminate within the next several years. The Company believes that, if necessary, it could find facilities to replace such leased premises without suffering a material effect on its business.

  It is anticipated that all of the principal properties owned by the Company will be subject to first priority liens granted in favor of the lenders under the New Credit Agreement. See "Description of Certain Indebtedness--New Credit Agreement."

LEGAL PROCEEDINGS

  On July 20, 1995, a former shareholder of Rabco, the predecessor of the Company, purportedly for himself and on behalf of all others similarly situated, commenced a proceeding in New York State Supreme Court against General Medical, Holdings, Kelso and one of its officers, and certain present and former officers and directors of the Company alleging fraud, breach of fiduciary duty, and inducing breach of fiduciary duty in connection with the Original Acquisition. On September 30, 1996, an order was entered granting the defendants' motion to dismiss the proceeding. On November 1, 1996, the plaintiff filed a notice of appeal from such final disposition decision and order. The Company and the other defendants intend vigorously to defend this action. The outcome of this litigation cannot be reasonably estimated.

  Other than as set forth above, there are no legal proceedings pending to which the Company is a party or to which any of its properties is subject, other than routine litigation incidental to its business which either is covered by insurance or is not expected to have a material adverse effect on the Company. The Company generally obtains indemnification agreements from manufacturers who agree, subject to certain limitations specified therein, to indemnify and hold the Company harmless from and against any claims, losses or liabilities the Company may suffer or incur as a result of products liabilities and other claims arising out of the use of such manufacturers' products. In addition, a number of such manufacturers have named the Company as an additional insured under their general liability insurance policies. See "Risk Factors--Liability Exposure."

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  GMI's, Holdings' and General Medical's executive officers and directors, as well as additional information with respect to those persons, are set forth in the table below. All directors serve for the term for which they are elected or until their successors are duly elected and qualified or until death, retirement, resignation, or removal. All executive officers hold office at the pleasure of the Board of Directors.

  There are no family relationships among directors and executive officers. For information regarding the stock ownership of GMI by GMI's directors and executive officers, see "Principal Stockholders."

  The directors and executive officers of the GMI, Holdings and General Medical are:

NAME                     AGE POSITION
----                     --- --------
Steven B. Nielsen....... 49  Chairman, President, Chief Executive Officer and Director
F. DeWight Titus, III... 62  Vice Chairman, Executive Vice President and Director
Donald B. Garber........ 44  Senior Vice President and Chief Financial Officer
Jerry E. Neal........... 55  Senior Vice President
G. Keith Nedrow......... 54  Senior Vice President, General Counsel and Secretary
Mitchell J. Blutt....... 40  Director
Michael B. Goldberg..... 49  Director
David M. Roderick....... 72  Director
John Rutledge........... 48  Director
Wellford L. Sanders,     51  Director
 Jr.....................
Thomas R. Wall, IV...... 38  Director

  Mr. Nielsen has been Chairman of the Board and Chief Executive Officer of GMI since its formation in May 1994 and of Holdings and General Medical since September 1993. Mr. Nielsen has served as President of General Medical since December 1988 and as a director since January 1989. Prior to December 1988, he was Executive Vice President and Chief Operating Officer since joining General Medical in 1984. Before joining General Medical, Mr. Nielsen was a group president in charge of Bergen Brunswig Medical Supply Company.

  Mr. Titus has been Vice Chairman and a director of GMI, Holdings and General Medical since October 1994 and has also served as Executive Vice President since February 1996. Mr. Titus is President and Chief Executive Officer of F.D. Titus and Son Inc. ("Titus"), which was acquired by General Medical in July 1994, and has served Titus in that capacity since 1992. Prior to that, Mr. Titus was President and Chief Operating Officer of Titus from 1982 to 1992 and Executive Vice President from 1972 to 1982.

  Mr. Garber has been Senior Vice President and Chief Financial Officer of GMI since its formation in May 1994 and of Holdings and General Medical since August 1989. Mr. Garber also held the position of Treasurer GMI since its formation in May 1994 to January 1995 and of Holdings and General Medical from September 1993 to January 1995. Prior to that he held the position of Vice President and Controller and other financial positions since joining General Medical in 1982. Before joining General Medical, Mr. Garber held various positions with Ernst & Whinney, a firm of certified public accountants.

  Mr. Neal has been Senior Vice President of GMI since its formation in May 1994 and of Holdings and General Medical since October 1994. Mr. Neal is Chief Financial/Administrative Officer of F.D. Titus and Son Inc., which was acquired by General Medical in July 1994, and has served in that capacity since 1989. Prior to that, Mr. Neal was Senior Vice President, Controller of Mattel Toys, Inc. from 1979 to 1989.

  Mr. Nedrow has been Senior Vice President, General Counsel and Secretary of GMI, Holdings and General Medical since January 1995. Mr. Nedrow previously served as Vice President, General Counsel and Secretary of GMI since its formation in May 1994 and of Holdings and General Medical since September 1993. Mr. Nedrow joined General Medical in April 1987 as General Counsel and Assistant Secretary. Prior to joining the Company, he served on the legal staffs of the A.H. Robins Company, Rorer Group, Kellogg Company and Hartford-ITT.

  Dr. Blutt has been a director of GMI, Holdings and General Medical since January 1, 1995. Dr. Blutt joined Chase Capital Partners, a New York general partnership, formerly known as Chemical Venture Partners ("CCP"), and an affiliate of Chase Equity Associates, L.P. a California limited partnership, formerly known as Chemical Equity Associates ("CEA") and The Chase Manhattan Corporation, in July 1987 and has been a General Partner of CCP since June 1988 and an Executive Partner since June 1991. Dr. Blutt is also a director of Hanger Orthopedic Group, Inc., Cyberonics, Inc. and numerous privately-held companies. Dr. Blutt also has been engaged in the practice of medicine for over five years. Prior to joining CCP, Dr. Blutt was a Robert Wood Johnson Foundation Fellow at the University of Pennsylvania from July 1985 to June 1987. He is an adjunct Assistant Professor at the New York Hospital/Cornell Medical Center.

  Mr. Goldberg has been a director of GMI since its formation in May 1994 and of Holdings and General Medical since August 1993. Mr. Goldberg has been a Managing Director of Kelso since October 1991. Mr. Goldberg served as a Managing Director and jointly managed the mergers and acquisitions department at The First Boston Corporation from 1989 to May 1991. Prior to 1989, Mr. Goldberg was a partner at the law firm of Skadden, Arps, Slate, Meagher & Flom from 1980 to 1989. Mr. Goldberg is also a director of Hosiery Corporation of America, Inc., Universal Outdoor Holdings, Inc. and United Refrigerated Services, Inc.

  Mr. Roderick has been a director of GMI since its formation in May 1994 and of Holdings and General Medical since September 1993. Mr. Roderick was Chairman and Chief Executive Officer of USX Corporation from 1979 to 1989 and served as a director until 1994. He was President of USX Corporation from 1975 to 1979. Mr. Roderick is Chairman and a director of Earle M. Jorgensen Company and is a also member of the boards of American Standard, Inc., Presbyterian University Hospital, and a Director of Kelso. He is past Chairman of both the American Iron and Steel Institute and the International Iron and Steel Institute. Mr. Roderick is a co-founder and is Chairman Emeritus of the U.S.- Korea Business Council and is a past Chairman of the National Alliance of Business. He is a Trustee and past Chairman of the Board of Trustees of Carnegie Mellon University. Mr. Roderick is a past member of Business Roundtable and a member of the Business Council.

  Dr. Rutledge has been a director of GMI, Holdings and General Medical since January 1995. Dr. Rutledge has been Chairman of Rutledge & Company, Inc., a merchant banking firm, since January 1991. He is the founder of Claremont Economics Institute, and has been Chairman since January 1979. Dr. Rutledge is also a director of American Standard, Inc., Earle M. Jorgensen Co., Utendahl Capital Partners, Lazard Freres Funds, and Medical Specialties Group.

  Mr. Sanders has been a director of GMI since its formation in May 1994 and of Holdings and General Medical since October 1993. Mr. Sanders has been a partner of the law firm of McGuire, Woods, Battle & Boothe, L.L.P. since 1986. Mr. Sanders is also a director of Catherines Stores Corporation and Peebles Inc.

  Mr. Wall has been a director of GMI since its formation in May 1994 and of Holdings and General Medical since September 1993. Mr. Wall has been a Managing Director of Kelso since 1990 and prior thereto General Partner of Kelso since 1989. From 1986 to 1989, Mr. Wall was a Vice President of Kelso. Mr. Wall is also a director of AMF Holdings Inc., CCA Holdings Corp., CCT Holdings Corp., IXL Holdings, Inc., Mitchell Supreme Fuel Company, Mosler Inc., Peebles Inc., TransDigm, Inc. and Tyler Refrigeration Corporation.

  On December 23, 1992, Kelso and its chief executive officer, without admitting or denying the findings contained therein, consented to an administrative order in respect of a Securities Exchange Commission inquiry relating to the 1990 acquisition of a portfolio company by a Kelso affiliate. The order found that Kelso's tender offer filing in connection with the acquisition did not comply fully with the Securities Exchange Commission's tender offer reporting requirements, and required Kelso and its chief executive officer to comply with these requirements in the future.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

  Compensation of Directors

  Non-officer directors of the Company, other than those directors who are Kelso employees, are paid an annual retainer of $20,000. In addition, all out-of-pocket expenses of directors related to meetings attended are reimbursed by the Company. They receive no additional compensation for committee participation or for their services as directors of the Company. Officers of the Company who serve as directors do not receive compensation for their services as directors other than the compensation they receive as officers of the Company.

  Executive Compensation

  The following information relates to compensation of the Company's Chief Executive Officer, its four most highly compensated executive officers and an additional individual who ceased serving as an executive officer in June 1995 (the "Named Executives"). The following information does not reflect any compensation awarded to, earned by, or paid to the Named Executives subsequent to December 31, 1995, except as may otherwise be indicated. Any compensation awarded to, earned by, or paid to the Named Executives during fiscal year 1996 will be reported in GMI's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

                          SUMMARY COMPENSATION TABLE

                                                      LONG-TERM
                          ANNUAL COMPENSATION        COMPENSATION
                        --------------------------   ------------
                                                      SECURITIES
NAME AND PRINCIPAL            SALARY                  UNDERLYING     ALL OTHER
POSITION                YEAR   ($)       BONUS ($)     OPTIONS    COMPENSATION(1)
------------------      ---- --------    ---------   ------------ ---------------
Steven B. Nielsen...... 1995 $408,154                                 $4,620
 Chairman of the Board, 1994  312,000     $45,000(5)                   4,620
 President, Chief       1993  293,769                                  4,497
 Executive Officer and
 Director
F. DeWight Titus, III.. 1995  297,284                                    600
 Vice Chairman,         1994  242,064(2)  179,750(6)                     600
 Executive Vice         1993  242,928     129,411                      1,735
 President and Director
James C. Robison....... 1995  401,015(3)                               4,620
 Executive Vice         1994  207,200      30,000(5)        (4)        4,620
 President, Chief       1993  186,780                                  4,497
 Operating Officer and
 Director
Donald B. Garber....... 1995  216,161                                  4,486
 Senior Vice President  1994  189,705      25,000(5)                   4,560
 and Chief Financial    1993  157,086                                  4,497
 Officer
Jerry E. Neal.......... 1995  235,321                                    600
 Senior Vice President  1994  215,771(2)  179,750(6)                     600
                        1993  201,998     129,411                      1,735
G. Keith Nedrow........ 1995  142,200                                  3,475
 Senior Vice President  1994  134,018      12,000(5)                   3,804
 General Counsel and    1993  118,441                                  3,337
 Secretary

--------
(1) Amounts represent contributions to the General Medical 401(k) Plan, which is a defined contribution plan.
(2) Messrs. Titus and Neal became employees of the Company on July 28, 1994 as a result of the Titus Acquisition. The annual compensation disclosed in the table includes $151,816 and $133,983 respectively, paid to such persons by Titus for services rendered in 1994 prior to the date of the Titus Acquisition.
(3) Mr. Robison's employment with the Company terminated on June 9, 1995. Pursuant to a release agreement dated June 9, 1995, salary reflected above includes $90,000 of accrued compensation, to be paid in 1996.
(4) These options were cancelled in 1995.
(5) These payments represent discretionary awards paid to the Named Executives in 1995 for 1994 performance. No awards were granted to the Named Executives relative to 1995.
(6) This payment represents a $179,500 bonus award paid in 1995 for 1994 performance.

 GRANTS OF STOCK OPTIONS

  No stock options were granted to or exercised by the Named Executives during the fiscal year ended December 31, 1995. The following tables sets forth information concerning the number of unexercised options held by each of the Named Executives at December 31, 1995.

               NUMBER OF UNEXERCISED OPTIONS AT FISCAL YEAR END

                               NUMBER OF SECURITIES
                              UNDERLYING UNEXERCISED     VALUE OF UNEXERCISED
                              OPTIONS AT FISCAL YEAR     IN-THE-MONEY OPTIONS
                                        END              AT FISCAL YEAR END(1)
                             ------------------------- -------------------------
NAME                         EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
----                         ----------- ------------- ----------- -------------
Steven B. Nielsen...........                              $            $
F. DeWight Titus, III.......
Donald B. Garber............
Jerry E. Neal...............
G. Keith Nedrow.............

--------
(1) Prior to the Offerings, there has been no public market for the Common
    Stock.

 1993 Stock Incentive Plan

  The 1993 Stock Incentive Plan, as amended (the "Plan"), provides for the grant from time to time to employees of the Company of incentive and non-qualified options, restricted stock and incentive stock awards with respect to
an aggregate of      shares of Common Stock. As of December 31, 1995, options
outstanding under the Plan entitled the holders to purchase approximately shares of Common Stock at an exercise price of $ per share, approximately shares of Common Stock at an exercise price of $ per share and shares of Common Stock at an exercise price of $ per share. The foregoing options were granted subject to a vesting schedule that provided for 40% of each option to vest over a five year period, subject to immediate vesting upon certain events (including an initial public offering covering not less than 25% of the then outstanding shares of the Company's Common Stock on a fully diluted basis) ("service options") and 60% of each option to vest upon the satisfaction of performance and other financial criteria ("performance options").

  On June 18, 1996, the Plan was amended and options for      shares of Common
Stock at an exercise price of $ per share were granted in substitution for the 60% performance options previously granted, subject to revised vesting
criteria ("replacement performance options"). The      service options remain
in effect and will immediately vest upon consummation of the Offerings.

  The vesting of replacement performance options will be accelerated upon a Change of Control or Liquidity Event, as defined below. With respect to options granted on and after June 18, 1996, "Change of Control" means a transaction or series of transactions whereby 50% or more, in the aggregate, of the voting power of the Company is transferred to any "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of
1934) other than Kelso or any person who directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, Kelso. "Liquidity Event" means the closing of the sale by Kelso of a number of shares of Common Stock which, together with all other shares of Common Stock previously sold by Kelso, is greater than 50% of the Common Stock owned of record by Kelso on December 31, 1995. For purposes of these definitions, "Kelso" means KIA IV and KEP II.

  Additional service options were granted June 18, 1996 to designated
individuals with respect to approximately       shares of Common Stock at an
exercise price of $  per share and on October 14, 1996 to designated
individuals with respect to      shares of Common Stock at an exercise price
of $  per share. These options vest over a five year period.

  No restricted stock or incentive stock awards are outstanding under the Plan.

 1994 Non-Employee Directors Stock Incentive Plan

  The 1994 Non-Employee Directors Stock Incentive Plan, as amended, provides for the grant from time to time to non-employee directors of the Company of options to purchase an aggregate of shares of Common Stock. The purpose of the 1994 Non-Employee Directors Stock Incentive Plan is to encourage ownership in the Company by non-employee members of the Board of Directors, to promote long-term shareholder value and to provide non-employee members of the Board of Directors with an incentive to continue as directors of the Company. One option has been granted under such Plan, which entitles the holder to purchase
    shares of Common Stock at $    per share. The option was fully vested upon
grant.

 Executive Incentive Plan

  Each Named Executive and certain other members of senior executive management of General Medical are eligible to participate in the General Medical Executive Incentive Plan (the "Executive Incentive Plan"). Under the Executive Incentive Plan each participant is eligible to receive an incentive payment, payable within 90 days after the end of the fiscal year, in an amount equal to the product of the participant's annual salary times the multiplier (a percentage specified in the Executive Incentive Plan, based upon General Medical's actual EBITDA (as defined in the Executive Incentive Plan) plus a share in a bonus pool, determined by reference to the amount, if any, by which General Medical's actual EBITDA for a fiscal year exceeds General Medical's budgeted EBITDA for such fiscal year. Certain field executives are eligible to receive a portion of the incentive payment based on individual market criteria.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Decisions regarding the compensation of executive officers are made by the Compensation Committee of the Board of Directors, the members of which are Michael B. Goldberg, David M. Roderick and Thomas R. Wall, IV. Mr. Goldberg and Mr. Wall are managing directors of Kelso.

  Affiliates of Kelso beneficially own shares of Common Stock as designated under "Principal Stockholders." Pursuant to an agreement entered into at the time of the Original Acquisition, the Company pays Kelso an annual fee for financial advisory services, reimburses Kelso for certain out-of-pocket expenses incurred, and has agreed to indemnify Kelso against claims and arising in connection with such services which agreement will be terminated prior to completion of the Offerings. See "Certain Transactions--Relationship with Insiders."

                            PRINCIPAL STOCKHOLDERS

  GMI's capital stock consists of Common Stock, which has voting rights, and Class A Common Stock, which does not have voting rights except in certain limited circumstances described under "Description of Capital Stock--Common Stock and Class A Common Stock." Common Stock is convertible into Class A Common Stock by any Regulated Stockholder (as defined in the Company's Certificate of Incorporation) at any time. See "Description of Capital Stock-- Common Stock Conversion Rights." Class A Common Stock is convertible into Common Stock at any time at the holder's option, subject to certain restrictions applicable to Regulated Stockholders, and is subject to mandatory conversion into Common Stock upon notice by the Company. See "Description of Capital Stock--Class A Common Stock Conversion Rights."

  The following table sets forth certain information as of November 7, 1996 regarding (a) the beneficial ownership of Common Stock and Class A Common Stock immediately prior to the Offerings, (b) the beneficial ownership of Common Stock as adjusted to reflect the sale of the shares of Common Stock in the Offerings and (c) the beneficial ownership of Class A Common Stock, in each case by (i) each person known to GMI to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each of GMI's directors, (iii) each of the executive officers named in the table under "Management-- Compensation of Directors and Executive Officers--Summary Compensation Table" and (iv) all of GMI's directors and executive officers as a group.

                                       PERCENT OF   PERCENT  SHARES OF
                          SHARES OF    CLASS PRIOR OF CLASS   CLASS A
NAME OF BENEFICIAL         COMMON        TO THE    AFTER THE  COMMON      PERCENT
OWNER(A)                    STOCK       OFFERINGS  OFFERINGS   STOCK      OF CLASS
------------------        ---------    ----------- --------- ---------    --------
Kelso Investment
 Associates, IV,
 L.P.(b)................                  70.37%         %
Kelso Equity Partners,
 II, L.P.(b)............                   1.58
Joseph S. Schuchert(b)..           (c)    71.95
Frank T. Nickell(b).....           (c)    71.95                       (d)   4.12
George E. Matelich(b)...           (c)    71.95
Thomas R. Wall, IV(b)...           (c)    71.95
Michael B. Goldberg(b)..        *  (c)        *
Chase Equity Associates,
 L.P.(e)................                                              (f)  83.94
Mitchell J. Blutt(e)....                                              (f)  83.94
John Rutledge Partners,
 L.P.(g)................                   8.82                             8.44
John Rutledge(g)........           (h)     8.82
PG Investors, Inc.(i)...           (j)     8.54
David M. Roderick(k)....                                                    1.24
Wellford L. Sanders,
 Jr.(l).................           (m)        *
Steven B. Nielsen(n)....           (o)     2.87
F. DeWight Titus,
 III(n).................           (p)     3.43
James C. Robison(n).....                      *
Donald B. Garber(n).....           (q)        *
Jerry E. Neal(n)........           (r)        *
G. Keith Nedrow(n)......           (s)        *
All directors and
 executive officers of
 GMI as a group(c)(t)...           (u)     7.30                             1.24

--------
*  Less than 1%
(a) The information as to beneficial ownership is based on statements furnished to GMI by the beneficial owners. As used in this table, "beneficial ownership" means the sole or shared power to vote, or direct the voting of a security, or the sole or shared investment power with respect to a security (i.e. the power to dispose of, or direct the disposition of). A person is deemed as of any date to have "beneficial ownership" of any security that such person has the right to acquire within 60 days after such date. For purposes of computing the percentage of outstanding shares held by each person named above, any security that such person has the right to acquire within 60 days of the date of calculation is deemed to be outstanding, but is not deemed to be outstanding for purposes of computing the percentage ownership of any other person.
(b) The business address for such person(s) is c/o Kelso & Company, 320 Park Avenue, 24th Floor, New York, New York 10022.
(c) Messrs. Schuchert, Nickell, Matelich and Wall may be deemed to share beneficial ownership of shares of Common Stock owned of record by KIA IV and KEP II, by virtue of their status as general partners of the general partner of KIA IV and as general partners of KEP II. Messrs. Schuchert, Nickell, Matelich and Wall disclaim beneficial ownership of the shares of Common Stock owned of record by KIA IV and KEP II. Mr. Goldberg may be deemed to share beneficial ownership of shares of Common Stock owned of record by KIA IV and KEP II by virtue of his status as a limited partner of the general partner of KIA IV and a limited partner of KEP II. Mr. Goldberg disclaims such beneficial ownership. KIA IV and KEP II, due to their common control, could be deemed to beneficially own each other's shares, but each disclaims such beneficial ownership.
(d) These shares are held in an individual retirement account for the benefit of Mr. Nickell.
(e) The business address for such person(s) is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.
(f) Dr. Blutt may be deemed to share beneficial ownership of shares of Class A Common Stock owned of record by Chase Equity Associates, L.P., by virtue of his statue as a general partner of the general partner of such partnership. Dr. Blutt expressly disclaims beneficial ownership of such shares.
(g) The business address for John Rutledge Partners, L.P. is c/o Rutledge & Company, Inc., One East Putnam Avenue, Greenwich, Connecticut 06830.
(h) Dr. Rutledge may be deemed to share beneficial ownership of shares of Common Stock and Class A Common Stock owned of record by John Rutledge Partners, L.P. by virtue of his status as Chairman and a stockholder of the general partner of such partnership. Dr. Rutledge expressly disclaims beneficial ownership of such shares.
(i) The business address for PG Investors, Inc. is c/o Morgan Stanley & Co. Incorporated, 1585 Broadway, New York, New York 10036.
(j) The shares of Common Stock set forth on this line consist of
    shares owned by Princes Gate Investors, L.P.,     shares owned by Acorn
    Partnership I, L.P.,        shares owned by PGI Investments Limited,
           shares owned by PGI Sweden AB and        shares owned by Gregor von
    Opel (Princes Gate Investors, L.P., Acorn Partnership I, L.P., PGI Investments Limited, PGI Sweden AB and Gregor von Opel are collectively referred to herein as "PGI"). PG Investors Inc. ("Investors"), which is a wholly-owned subsidiary of Morgan Stanley Group, Inc. ("Morgan Stanley"), manages the investments of PGI, and as such may be deemed to be the
    beneficial owner of the         shares owned by PGI, as such term is
    defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended. PGI is a private association of international investors assembled by Morgan Stanley to make short- to medium-term investments in companies that require funds to accomplish specific strategic objectives.
(k) The business address for Mr. Roderick is 600 Grant Street, Suite 6200, Pittsburgh, Pennsylvania 15219-4777.
(l) The business address for Mr. Sanders is c/o McGuire, Woods, Battle & Boothe, L.L.P., One James Center, 901 East Cary Street, Richmond, Virginia 23219.
(m) Includes         shares subject to a stock option that is presently
    exercisable.
(n) The business address of such person(s) is c/o General Medical Corporation, 8741 Landmark Road, Richmond, Virginia 23228.
(o) Includes        shares subject to stock options that are presently
    exercisable.
(p) Includes       shares subject to stock options that are presently
    exercisable.
(q) Includes        shares subject to stock options that are presently
    exercisable.
(r) Represents shares subject to stock options that are presently exercisable.
(s) Includes       shares subject to stock options that are presently
    exercisable.
(t) The shares of Common Stock set forth on this line do not include any shares of Common Stock which Mr. Goldberg, Mr. Wall, Dr. Blutt and Dr. Rutledge may be deemed to beneficially own. See footnotes (c), (f) and (h) above.
(u) Includes        shares subject to stock options that are presently
    exercisable.

                             CERTAIN TRANSACTIONS

RELATIONSHIP WITH INSIDERS

  Pursuant to an agreement entered into at the time of the Original Acquisition, General Medical agreed to pay Kelso an annual fee for financial advisory services and to reimburse Kelso for out-of-pocket expenses incurred. General Medical also agreed to indemnify Kelso against certain claims, losses, damages, liabilities and expenses which may arise in connection with rendering such financial advisory services. Kelso received a fee of $350,000 from General Medical in 1995 and $262,500 in the nine month period ended September 30, 1996 for providing such financial advisory services (including the services of two of its officers, Messrs. Goldberg and Wall, as members of the Board of Directors of GMI and its subsidiaries). It is currently expected that, prior to completion of the Offerings, the foregoing arrangement will be terminated upon the making of a one-time payment of $3 million by GMI to Kelso; however, arrangements for indemnification and reimbursement of certain expenses will remain.

  Mr. Sanders, a director of GMI, is a partner of the law firm of McGuire, Woods, Battle & Boothe, L.L.P., which provides legal services to the Company.

TAX SHARING AGREEMENT

  Holdings, General Medical and certain of General Medical's subsidiaries entered into a Tax Sharing Agreement as of August 31, 1993, which provides, among other things, that General Medical shall pay to Holdings, on a periodic basis, an amount equal to what the federal, state and local tax liability of General Medical and certain of its subsidiaries would be if General Medical and such subsidiaries paid such federal, state and local taxes on a consolidated basis themselves. In connection with the New GMH Merger, this Tax Sharing Agreement was amended to add GMI as a party thereto, with the same rights and obligations as Holdings thereunder.

STOCKHOLDERS AGREEMENT

  The summary of the Stockholders Agreement, dated August 27, 1993, by and among Holdings, KIA IV, KEP II and the stockholders listed on the schedule thereto (the "Stockholders Agreement") set forth below does not purport to be complete and is qualified in its entirety by reference to the Stockholders Agreement and the Letter Agreements which are filed as exhibits to the Registration Statement of which this Prospectus is a part. The Stockholders Agreement was assumed by GMI on January 23, 1995.

  The provisions of the Stockholders Agreement are applicable to all of the shares of Common Stock owned by KIA IV, KEP II and the Management Shareholders (as defined therein) (collectively, the "Shareholders"or hereafter owned. The Stockholders Agreement provides for (i) various restrictions on the transfer of shares of Common Stock, (ii) certain rights of the Management Shareholders to sell, and the obligation of GMI to purchase such Management Shareholders shares of Common Stock, subject to certain terms and conditions, (iii) certain rights of GMI to purchase from the Management Shareholders, and the obligation of the Management Shareholders to sell shares of Common Stock to GMI, subject to certain terms and conditions, (iv) certain tag-along rights of the Management Shareholders and certain drag-along rights of KIA IV and KEP II,
(v) certain rights of first refusal of GMI to purchase shares of Common Stock held by the Management Shareholders, subject to certain terms and conditions,
(vi) certain rights of GMI to purchase shares of Common Stock upon an Involuntary Transfer (as defined therein) and (vii) certain voting and transfer restrictions imposed on the Shareholders with respect to a proposed transaction, whereby, 50% or more of the aggregate voting power of GMI is transferred to one or more third parties. All of such rights and agreements terminate upon the consummation of the Offerings.

  The Stockholders Agreement also provides KIA IV and KEP II with certain rights to demand registration of its Common Stock under the Securities Act as well as certain "piggyback" registration rights in favor of the Shareholders and their Permitted Transferees (as defined therein). Such registration rights will survive the consummation of the Offerings.

OTHER AGREEMENTS

  A portion of the equity capital contributed by Holdings in connection with
the funding of the Foster Acquisition was funded by the sale of         shares
of Holdings Class A Common Stock (which were converted to Class A Common Stock pursuant to the New GMH Merger) to CEA for an aggregate purchase price of $10.0 million, pursuant to the terms of a Stock Subscription Agreement ("Stock Subscription Agreement"), dated as of August 31, 1994 among Holdings, GMI and CEA and KIA IV and KEP II with respect to certain provisions. A portion of the equity capital contributed by Holdings in connection with the funding of the Titus Acquisition was funded by the sale of the 12 1/2% Notes and the issuance
of an aggregate of         shares of Holdings Common Stock (which were
converted to Common Stock pursuant to the New GMH Merger) to PGI for an aggregate purchase price of $48.3 million pursuant to the terms of a Securities Purchase Agreement, dated as of July 28, 1994 among Holdings and the Purchasers listed on the signature pages thereof and a Securityholders Agreement (the "Securityholders Agreement"), dated as of July 28, 1994 among Holdings, GMI, KIA IV, KEP II and the members of PGI.

  The summary of certain provisions of the Stock Subscription Agreement and the Securityholders Agreement set forth below does not purport to be complete and is qualified in its entirety by reference to the Stock Subscription Agreement and the Securityholders Agreement which are attached as exhibits to the Registration Statement of which this Prospectus is a part.

THE STOCK SUBSCRIPTION AGREEMENT

  Pursuant to the Stock Subscription Agreement, Holdings, GMI, CEA, KIA IV and KEP II entered into certain agreements which include, among others, the following: (i) certain rights of CEA and its affiliates to designate a non-voting observer to be admitted to, and to receive all information from, the Board of Directors of GMI and the boards of certain of GMI's subsidiaries,
(ii) the right of CEA and its affiliates to receive certain financial and other information GMI or any of its subsidiaries is obligated to deliver pursuant to certain provisions of the Credit Agreement, (iii) certain restrictions on the transfer of Class A Common Stock by Holders (as defined therein), (iv) piggyback registration rights, subject to certain terms and conditions, (v) certain co-sale rights of the Holders, and (vi) certain drag-along rights of KIA IV, KEP II and their Permitted Transferees (as defined therein). All of such rights and agreements, other than the piggyback registration rights terminate upon the consummation of the Offerings.

  In addition, in the event that a Holder reasonably and in good faith determines that it has a Regulatory Problem (as hereinafter defined), GMI, KIA IV and KEP II will use their best efforts to take all actions as are reasonably requested by such Holder (provided the GMI, KIA IV and KEP II shall not be obligated to make any payments in connection with such actions) in order (A) to effectuate and facilitate any transfer by such Holder of any Securities (as defined therein) of GMI then held by such Holder to any person designated by such Holder and reasonably acceptable to GMI, and/or (B) to permit such Holder (or any Affiliate of such Holder) to exchange all or any portion of the voting Securities then held by such person on a share-for-share basis for shares of a class of nonvoting Securities of GMI, which nonvoting Securities shall be identical in all respects to such voting Securities, except that such new Securities shall be nonvoting and shall be convertible into voting Securities on such terms as are reasonably requested by such Holder in light of regulatory considerations then prevailing.

  As defined in the Stock Subscription Agreement, "Regulatory Problem" means any set of facts or circumstances wherein it has been asserted by any governmental regulatory agency (or a Holder reasonably and in good faith believes that there is a substantial risk of such assertion) that CEA is not entitled to hold, or exercise any voting or other significant right with respect to, the Securities.

THE SECURITYHOLDERS AGREEMENT

  Pursuant to the terms of the Securityholders Agreement, Holdings, GMI, KIA IV, KEP II and PGI entered into certain agreements with respect to the Holdings Common Stock (which were converted to Common Stock pursuant to the New GMH Merger) issued to PGI in connection with the financing of the Titus Acquisition.

  According to the terms of the Securityholders Agreement, each member of PGI and any transferee of such member may sell, assign, pledge, hypothecate, encumber or otherwise transfer ("Transfer") its Common Stock without restriction; provided that, (i) as a condition precedent to any such Transfer (other than any Transfer pursuant to a Public Offering (as defined therein) or in compliance with Rule 144), such transferee shall have executed and delivered to each other party to the Securityholders Agreement an instrument confirming that such transferee agrees to be bound by the terms of the Securityholders Agreement and (ii) that no registration under Section 12(g) of the Exchange Act shall be required as a result of such Transfer.

  The Securityholders Agreement also provides for the following rights and agreements: (i) certain tag-along rights of Holders (as defined therein), (ii) certain rights of KIA IV and KEP II to compel the sale of all of the Common Stock held by all Holders, subject to certain terms and conditions, (iii) certain put rights of the Holders and certain call rights of GMI, (iv) demand and piggyback registration rights with the respect to the Common Stock held by the Holders, (v) the provision of certain financial and other information to the Holders by the Company. All of such rights and agreements, other than the demand and piggyback registration rights and the provision of information, terminate upon the consummation of the Offerings.

  In addition, pursuant to the terms of the Securityholders Agreement, GMI agreed to contribute to the capital of Holdings, to be used in accordance with the mandatory redemption provisions of the 12 1/2% Notes, 100% of the net cash proceeds received by GMI from (i) any Public Offering of Capital Stock (each as defined in the 12 1/2% Notes), (ii) the incurrence of any Debt (as defined in the 12 1/2% Notes) or (iii) the Transfer (as defined in the 12 1/2% Notes) of any shares of Capital Stock (as defined in the 12 1/2% Notes) of Holdings or its subsidiaries.

                         DESCRIPTION OF CAPITAL STOCK

  The following brief description of the GMI's capital stock does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of GMI's certificate of incorporation (the "Certificate of Incorporation"), as amended, and its By-Laws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

  The authorized capital stock of GMI consists of     shares of Common Stock,
$.01 par value per share, and     shares of Class A Common Stock, $.01 par
value per share. Immediately following the completion of the Offering, GMI
estimates that there will be      shares of Common Stock and      shares of
Class A Common Stock outstanding, and         shares of Common Stock held as
Treasury stock.

  As of the date of this Prospectus, there are 169 and 7 holders of record of the Common Stock and Class A Common Stock, respectively.

COMMON STOCK AND CLASS A COMMON STOCK

  The Class A Common Stock is convertible into Common Stock on a one-for-one basis as described below under "--Class A Common Stock Conversion Rights." Except as to voting rights and as otherwise provided in the Certificate of Incorporation or as otherwise required by applicable law, all the shares of Common Stock and Class A Common Stock are identical and entitle the holders thereof to the same rights and privileges, subject to the same qualifications, limitations and restrictions.

  Holders of Common Stock are entitled to one vote per share on all matters on which the stockholders are entitled to vote. Holders of Common Stock possess full and complete voting power for the election of directors, and do not have cumulative voting rights. Therefore, holders of a majority of the shares of Common Stock voting for the election of directors can elect all of the directors. In such event, the holders of the remaining shares of Common Stock will not be able to elect any directors.

  Holders of Class A Common Stock do not have voting rights except in certain limited circumstances. Matters upon which the holders of Class A Common Stock will have the right to vote as a separate class include: (i) any merger or consolidation of the Company with or into another entity or entities, or any recapitalization or reorganization, in which shares of Class A Common Stock would receive or be exchanged for consideration different on a per share basis from consideration received with respect to or in exchange for shares of Common Stock or would otherwise be treated differently from shares of Common Stock in connection with such transaction, except that shares of Class A Common Stock may, without a separate class vote, receive or be exchanged for non-voting securities which are otherwise identical on a per share basis in amount and form to the voting securities received with respect to or exchanged for Common Stock so long as (A) such non-voting securities are convertible into such voting securities on the same terms as the Class A Common Stock is convertible into Common Stock and (B) all other consideration is equal on a per share basis; and (ii) any amendment to the provision of the Certificate of Incorporation set forth in clause (i) above or any other amendment, repeal or modification of any provision of the Certificate of Incorporation that adversely affects the powers, preferences or special rights of holders of Class A Common Stock.

  Holders of Common Stock and Class A Common Stock are entitled to receive such dividends, share and share alike, as may be declared from time to time by GMI's Board of Directors out of funds legally available therefor, subject to the terms of the agreements governing the terms of the Company's long-term debt. GMI does not anticipate paying cash dividends in the foreseeable future. See "Dividend Policy." The Certificate of Incorporation provides, however, that if dividends are declared which are payable in shares of common stock of GMI, or options, warrants or rights to acquire shares of such common stock or securities convertible into or exchangeable for shares of such common stock, the shares, options, warrants, rights or securities so payable shall be payable in shares of, or options, warrants or rights to acquire or securities convertible into or exchangeable for, common stock of the same class upon which the dividend or distribution is being paid. However, if the dividends consist of other voting securities of GMI, GMI will make available to each holder of Class A Common Stock, at such holder's request, dividends consisting of non-voting securities of GMI which are otherwise identical to the voting securities and which are convertible into or exchangeable for such voting securities on the same terms as the Class A Common Stock is convertible into Common Stock.

  In the event of the liquidation, dissolution or winding up of GMI, the holders of Common Stock and Class A Common Stock are entitled to share ratably in all assets remaining after payment of liabilities.

  The Common Stock and Class A Common Stock have no preemptive or redemption rights and are not subject to further calls or assessments by GMI. The Common Stock has the limited conversion rights set forth under "--Common Stock Conversion Rights." The Class A Common Stock has the conversion rights described under "--Class A Common Stock Conversion Rights."

  Application has been made for quotation of the Common Stock on Nasdaq under the symbol "GENM".

  The Transfer Agent and Registrar for the Common Stock and the Class A Common
Stock is      .

COMMON STOCK CONVERSION RIGHTS

  The Certificate of Incorporation grants any Regulated Stockholder (as defined) the right, at any time and from time to time, to convert any or all of the shares of Common Stock held by such stockholder into the same number of shares of Class A Common Stock. As defined in the Certificate of Incorporation, a "Regulated Stockholder" is any stockholder (i) that is subject to the provisions of Regulation Y of the Board of Governors of the Federal Reserve System, 12 C.F.R. Part 225 (or any successor to such Regulation), (ii) that holds shares of Common Stock or Class A Common Stock and (iii) that has provided written notice to GMI of its status as a Regulated Stockholder.

CLASS A COMMON STOCK CONVERSION RIGHTS

  The Certificate of Incorporation provides that each record holder of Class A Common Stock shall be entitled, subject to certain restrictions relating to Regulated Stockholders, at any time and from time to time in such holder's sole discretion and at such holder's option, to convert any or all of the shares of such holder's Class A Common Stock into the same number of shares of Common Stock. However, a particular Regulated Stockholder may not convert Class A Common Stock constituting Restricted Stock (as hereinafter defined) into Common Stock if immediately prior thereto, or as a result of such conversion, the number of shares of Common Stock which constitute such Restricted Stock held by all holders thereof would exceed the number of shares of Common Stock which such Regulated Stockholder reasonably determines it and its Affiliates (as hereinafter defined) may own, control or have the power to vote under any law, regulation, rule or other requirement of any governmental authority at the time applicable to such Regulated Stockholder or its Affiliates. Each Regulated Stockholder also has the right to provide for further restrictions upon the conversion of any shares of Restricted Stock held by such Regulated Stockholder by providing GMI with written notice of such restrictions and legending such Restricted Stock as to the existence of such restrictions. In addition, each holder of Class A Common Stock may convert such shares into Common Stock if such holder reasonably believes that such converted shares will be transferred within 15 days pursuant to a Conversion Event (as hereinafter defined) and such holder agrees not to vote any such shares of Common Stock prior to such Conversion Event and undertakes to promptly convert such shares back into Class A Common Stock if such shares are not transferred pursuant to a Conversion Event.

  As defined in the Certificate of Incorporation, (i) a "Conversion Event" means (A) any public offering or public sale of securities of GMI (including a public offering registered under the Securities Act, a public sale pursuant to Rule 144 thereunder or any similar rule then in force or a transaction described in Rule 144(f)), (B) any sale of securities of GMI to a person or group of persons (within the meaning of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) if, after such sale, such person or group of persons in the aggregate would own or control securities which possess in the aggregate the ordinary voting power to elect a majority of GMI's directors (provided that such sale has been approved by GMI's Board of Directors or a committee thereof), (C) any sale of securities of GMI to a person or group of persons (within the meaning of the Exchange Act) if, after such sale, such person or group of persons in the aggregate would own or control securities of GMI (excluding any Class A Common Stock being converted and disposed of in connection with such Conversion Event) which possess in the aggregate the ordinary voting power to elect a majority of GMI's directors, (D) any sale of securities of GMI to a person or group of persons (within the meaning of the Exchange Act) if, after such sale, such person or group of persons would not, in the aggregate, own, control or have the right to acquire more than 2% of the outstanding securities of any class of voting securities of GMI, (E) any sale of securities of GMI pursuant to Section 5(h) of the Stock Subscription Agreement and (F) a merger, consolidation or similar transaction involving GMI if, after such transaction, a person or group of persons (within the meaning of the Exchange Act) in the aggregate would own or control securities which possess in the aggregate the ordinary voting power to elect a majority of the surviving corporation's directors (provided that the transaction has been approved by GMI's Board of Directors or a committee thereof); (ii) "Person" means an individual, a partnership, a limited liability company, a corporation, a trust, a joint venture, an unincorporated organization or a government or any department or agency thereof, (iii) "Affiliate" means with respect to any Person, any other person, directly or indirectly controlling, controlled by or under common control with such Person and (iv) "Restricted Stock" means, with respect to any Regulated Stockholder, any outstanding shares of Common Stock and/or Class A Common Stock ever held of record by such Regulated Stockholder or its Affiliates, excluding treasury shares; provided, however, that any such shares shall cease to be Restricted Stock with respect to such Regulated Stockholder when such shares are transferred in a transaction which is a Conversion Event or are acquired by GMI or any subsidiary of GMI; and provided, further, that GMI shall have no responsibility for determining whether any outstanding shares of Common Stock and/or Class A Common Stock constitute Restricted Stock with respect to any particular Regulated Stockholder, but shall instead be entitled to receive, and rely exclusively upon, a written notice provided by such Regulated Stockholder designating such shares as Restricted Stock.

  In addition, all of the Class A Common Stock, other than shares of Class A Common Stock held of record by any Regulated Stockholder or its Affiliate, will be automatically and mandatorily converted into the same number of shares of Common Stock without any action on the part of any holder upon notice to such effect by GMI to the record holders of Class A Common Stock.

  For summaries of certain agreements with respect to Common Stock and Class A Common Stock see "Certain Transactions--Stockholders Agreement, Letter Agreements, The Stock Subscription Agreement and the Securityholders Agreement."

REGISTRATION RIGHTS

  Stockholders Agreement

  Demand Registration. Pursuant to the Stockholders Agreement, KIA IV and KEP II are entitled to demand that GMI register their shares of Common Stock a maximum of three times. The Company is required to use its best efforts to effect the registration of the Common Stock to be sold by KIA IV and KEP II at the earliest possible date, subject to certain limitations. In connection with any such demand registration, the Company must take all other appropriate related actions, including listing the shares on a securities exchange.

  Piggyback Registration. Pursuant to the Stockholders Agreement, KIA IV, KEP II, the Management Stockholders (as defined therein) or any of their Permitted Transferees (as defined therein) are entitled to certain "piggyback" registration rights. When the Company proposes to register for sale Common Stock or other equity securities owned by a stockholder, the parties entitled to piggyback rights may include their shares of Common Stock in such registration by giving notice to the Company of such request.

  Securityholders Agreement

  Demand Registration. Pursuant to the terms of the Securityholders Agreement, PGI may demand registration of PGI's shares of Common Stock beginning the later of the date of the Company's Initial Public Offering (as defined therein) and the date of the Company's most recent public offering following the Company's

Initial Public Offering pursuant to which PGI could exercise piggyback rights as set forth below. PGI may demand registration Common Stock having a value of not less than $20 million for all shares owned if valued at less than $20 million. The Company shall not be required to effect more than one demand registration in any six-month period.

  Piggyback Registration. Pursuant to the terms of the Securityholders Agreement, at any time after the Initial Public Offering (as defined therein), if the Company proposes to file a registration statement under the Securities Act with respect to the sale of securities on its own or for the account of other stockholders, PGI shall have the opportunity to have the Company register its shares of the Common Stock for sale on the same terms and conditions as the registration of the Company's or stockholder's securities.

  Stock Subscription Agreement

  Piggyback Rights. Pursuant to the terms of the Stock Subscription Agreement, CEA has piggyback registration rights substantially similar to the provisions of the Stockholders Agreement, subject to certain exceptions. CEA may only require the Company to register its shares for sale where KIA IV or KEP II or their Permitted Transferees sell stock in the registration.

INDEMNIFICATION

  LIMITATIONS ON DIRECTORS' LIABILITY

  GENERAL

  Article VIII of the By-Laws of GMI ("Article VIII") defines the rights of certain individuals, including directors and officers, to indemnification by GMI against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such individuals in connection with certain actions, suits or proceedings against such individuals. The provisions of Article VIII are not exclusive of any other rights to which those seeking indemnification may be entitled.

  INDEMNIFICATION PURSUANT TO THE BY-LAWS

  Under the DGCL, directors and officers as well as other employees and individuals may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation--"derivative action") if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of their employer and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorney's fees) actually and reasonably incurred in connection with the defense or settlement of such an action and the DGCL requires court approval before there can be any indemnification when the person seeking indemnification has been found liable to such person's employer.

  Article VIII provides that each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than a derivative action), by reason of the fact that he is or was a director or officer of GMI, or is or was a director or officer of GMI serving at the request of GMI, as a director or officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall be indemnified by GMI, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of GMI, and with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful. In the case of derivative actions, Article VIII extends similar protection to such individuals; however, Article VIII specifies that no indemnification shall be made in respect of a derivative claim, issue or matter as to which such persons have been adjudged to be liable to GMI unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought determines that such person is entitled to indemnity.

  Generally, indemnification will be made pursuant to Article VIII in the event that the Board of Directors of GMI, the stockholders or in certain circumstances, independent legal counsel, determines that indemnification is proper because the indemnified individual has met the requisite standard of conduct specified in Article VIII or if ordered by a court of competent jurisdiction. Article VIII provides that GMI shall, in certain instances, pay the expenses incurred in defending or investigating the actions, suits or proceedings specified above in advance of final disposition of such action, suit or proceeding.

  LIMITATION OF DIRECTORS' PERSONAL LIABILITY PURSUANT TO THE CERTIFICATE OF INCORPORATION

  Article SIXTH ("Article SIXTH") of the Certificate of Incorporation limits the personal liability of such corporation's directors to GMI or any of their respective stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to GMI or their respective stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL or (iv) or any transaction from which the director derived an improper personal benefit.

  Article SIXTH is consistent with the DGCL which permits Delaware corporations to include in their certificates of incorporation a provision limiting directors' personal liability for monetary damages for breach of the duty of care to a corporation or its subsidiaries.

  Under Delaware law directors of GMI could be held liable for gross negligence in the performance of their duty of care but not for simple negligence. Article SIXTH absolves directors of liability for negligence in the performance of their duties, including gross negligence. Directors of GMI remain liable for breaches of their duty of loyalty to GMI and their respective stockholders, as well as for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law and transactions from which a director derives improper personal benefit. Article SIXTH does not absolve GMI's directors of liability under Section 174 of the DGCL, which makes directors personally liable for unlawful dividends or unlawful stock repurchases or redemptions and expressly sets forth a negligence standard with respect to such liability.

  GMI maintains a standard policy of officers' and directors' liability insurance.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

  Each of the following summaries of certain provisions of certain debt instruments of the Company does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of such debt instruments.

NEW CREDIT FACILITIES

  General Medical has received a commitment letter, dated        , 1996 (the
"Commitment Letter") pursuant to which The Chase Manhattan Bank ("Chase") has agreed to provide, and Chase Securities Inc. has agreed to arrange, new credit facilities (the "New Credit Facilities"), consisting of the New Revolving Credit Facility (as defined below) and the Interim Receivables Facility (as defined below).

  The following is a summary of certain terms and provisions expected to be included in the New Credit Facilities based upon the terms set forth in the Commitment Letter and the exhibits thereto. This summary does not purport to be a complete description of the New Credit Facilities and is subject to the detailed provisions of, and is qualified in its entirety by reference to, the definitive documentation of the New Credit Facilities which will be filed as an exhibit to the Registration Statement of which this Prospectus is a part upon the execution thereof.

 NEW REVOLVING CREDIT FACILITY

 General

  The new revolving credit facility (the "New Revolving Credit Facility") will be provided under a new credit agreement (the "New Credit Agreement") in an amount equal to the lesser of $150.0 million or the then current Borrowing Base (the "Commitment"), with availability based upon the sum of (x) 60% of General Medical's Eligible Inventory (as defined therein) plus 50% of the aggregate undrawn amount of commercial letters of credit issued for certain limited purposes and (y) cash and cash equivalents held in a concentration account by the Agent for the benefit of General Medical. Up to $25 million of the Commitment will be available for the issuance of letters of credit. Borrowings under the New Credit Agreement mature and the Commitment will expire on the fifth anniversary of the effective date of the New Credit Agreement. The initial borrowings thereunder will be used to refinance in part the Existing Credit Agreement, to provide working capital and for general corporate purposes.

 Interest Rate

  Interest on revolving loans under the New Credit Agreement will be payable, at General Medical's option, at a rate per annum equal to the (i) Alternate Base Rate, plus the appropriate interest rate margin ("Base Rate Loans") or
(ii) at a rate equal to the Eurodollar Interbank Offered Rate for the appropriate interest period multiplied by the Statutory Reserves Adjustment (as defined therein) plus the appropriate interest rate margin ("Eurodollar Loans"). "Alternate Base Rate" means the higher of the Federal Funds Effective Rate plus 1/2 of 1%, the Base CD rate plus 1% or the prime rate of Chase. The appropriate interest rate margin will vary depending upon the ratio of Total Debt/EBITDA maintained by General Medical. Interest on Base Rate Loans will be payable quarterly in arrears. Interest on Eurodollar Loans will be payable at the end of each interest period (other than interest periods consisting of six months, in which case interest shall be payable every three months). If General Medical shall default in the payment of principal or interest or any other amounts due under the New Credit Agreement, such defaulted amounts shall bear interest, to the extent permitted by law, at a rate per annum equal to
(i) in the case of the nonpayment of principal or interest, 2% above the rate which would otherwise be payable in respect thereof, or (ii) in the case of such other amounts, at the Alternate Base Rate plus 2%. Such interest shall be payable on demand.

 Fees

  General Medical will be obligated to pay certain fees pursuant to the New Credit Agreement including: (a) an unused Commitment Fee at the appropriate margin, payable quarterly in arrears; (b) letter of credit fees for commercial letters of credit and for standby letters of credit on the average daily undrawn amount of each such type of letter of credit at the appropriate interest rate margin, respectively, payable quarterly in arrears, plus issuance, fronting, amendment fees and standard documentary and processing charges at the appropriate interest rate margin; and (c) an annual Agents' fee, payable quarterly.

 Collateral; Guarantee

  Borrowings under the New Credit Agreement will be fully secured by a lien on all inventory, equipment, real property, general intangibles and other property of General Medical and its subsidiaries (other than the Receivable Subsidiary) and the proceeds thereof, by a lien on the capital stock of all subsidiaries of General Medical and any subordinated intercompany indebtedness. Borrowings under the New Credit Agreement will be guaranteed by certain subsidiaries of General Medical.

 Mandatory Prepayment

  The Commitment may be automatically and permanently reduced by an amount equal to a portion of the net proceeds to Holdings, General Medical or any subsidiary of such entities from (i) asset sales, (ii) debt issuances (excluding certain permitted debt issuances) and (iii) equity issuances subject, in each case, to certain exceptions. A portion of the net proceeds of asset sales may be reinvested in new assets or investments in the same general line of business.

 Optional Prepayment

  The Company will be entitled, at its option, to prepay or reduce the Commitment subject to prior notice and certain amount limitations.

 Covenants

  The New Credit Agreement will contain certain covenants, customary for transactions of this type which may include (i) limitations on consolidation, merger and the sale or acquisition of assets by General Medical and its subsidiaries, (ii) limitations on the incurrence of liens by General Medical and its subsidiaries, (iii) limitations on the incurrence of indebtedness by General Medical and its subsidiaries, (iv) limitations on annual capital expenditures by General Medical and its subsidiaries, (v) limitations on investments and loans by General Medical and its subsidiaries, (vi) limitations on dividends and other restricted payments by General Medical and its subsidiaries in respect of their capital stock, (vii) limitations on sale-leaseback transactions, (viii) limitations on sales of accounts receivable (with an exception for the Interim Receivables Facility), (ix) limitations on voluntary prepayments or amendments of certain indebtedness and (x) limitations on transactions with affiliates, in each case subject to certain exceptions.

  It is anticipated that the New Credit Agreement will also contain certain financial covenants, which may include consolidated net worth, leverage ratio (the definition of which will be agreed upon) and fixed charge coverage ratio (the levels of which will be agreed upon).

 Events of Default

  Defaults under the New Credit Agreement will include (i) any failure of General Medical to pay when due amounts owing in connection with the New Credit Agreement and other amounts payable under the New Credit Agreement,
(ii) any failure to pay amounts under certain other agreements or defaults that result in or permit the acceleration of certain other indebtedness, (iii) the breach of certain terms and conditions or representations or warranties in the New Credit Agreement and related documents, (iv) certain events of bankruptcy, insolvency or dissolution, (v) the rendering of certain judgments,
(vi) defaults and other adverse matters related to certain pension plan liabilities, (vii) any change in control of Holdings or General Medical,
(viii) the failure or invalidity of the security interests provided to the Banks thereunder and (vii) a default under the Indentures, in each case, subject to certain grace periods and exceptions.

  INTERIM RECEIVABLES FACILITY

  The Company expects to establish an interim receivables facility (the "Interim Receivables Facility"), with Chase Securities Inc. as arranger, pursuant to which Chase and a syndicate of banks and other financial institutions (together with Chase, the "Participants"), will provide interim financing of up to $200.0 million supported by the Company's trade receivables.

  General Medical will form and capitalize a special-purpose bankruptcy-remote subsidiary (the "Receivables Subsidiary") that will purchase, on a revolving basis, all trade receivables and related property (collectively, the "Receivables") generated by General Medical and certain of its subsidiaries and affiliates (in such capacity, the "Sellers"). The purchases of Receivables by the Receivables Subsidiary will be financed through the Interim Receivables Facility which will be structured as either (i) revolving loans made by the Participants to the Receivables Subsidiary that are secured by the Receivables, (ii) the limited recourse purchase of a participation interest in such Receivables by the Participants, or (iii) the limited recourse purchase of such Receivables by a master trust financed by the issuance of securities to the Participants.

  The Receivables Subsidiary will purchase, at a discount, the Receivables from each Seller (or, alternatively, from General Medical, if each other Seller first sells its respective Receivables to General Medical) pursuant to a receivables sale agreement (the "Receivables Sale Agreement"). Such discounting will reflect historical losses, interest costs and turnover rates, servicing fees and other ongoing expenses associated with the Receivables. The Receivables Subsidiary is expected to finance its initial purchase of Receivables with a combination of cash proceeds from the loans made by, or the sale of participation interests or securities to, the Participants, an initial capital contribution by General Medical in exchange for an equity interest in the Receivables Subsidiary and, if so provided under the Receivables Sale Agreement, subordinated unsecured notes issued by the Receivables Subsidiary in payment for the Receivables. Ongoing purchases of Receivables by the Receivables Subsidiary will be financed with a combination of collections in respect of the Receivables, proceeds from new loans or increases in advances under the participation interests or securities by the Participants, increases in the amount owing under subordinated unsecured notes, if any, further capital contributions by General Medical in exchange for equity interests in the Receivables Subsidiary and (to a limited extent) through offsets against certain repurchase obligations of the Sellers to the Receivables Subsidiary.

  The interest rates applicable to the Interim Receivables Facility will be, at the option of the Receivables Subsidiary, the Eurodollar Rate plus 0.75% per annum or the ABR (plus a spread, if applicable). The Receivables Subsidiary may elect interest periods of one, two, three or six months for interest based on the Eurodollar Rate. The "ABR" means the highest of (i) the rate of interest publicly announced by Chase as its prime rate in effect at its principal office in New York City, (ii) the secondary market rate for three-month certificates of deposit (adjusted for statutory reserve requirements) plus 1% and (iii) the federal funds effective rate from time to time plus 0.5%. The "Eurodollar Rate" means the rate (adjusted for statutory reserve requirements for eurocurrency liabilities) at which eurodollar deposits for one, two, three or six months (as selected by the Receivables Subsidiary) are offered to Chase in the interbank eurodollar market.

  The Receivables Sale Agreement is expected to contain certain restrictions on the Sellers customary for facilities of this type, including but not limited to limitations on liens on the Receivables, limitations on modifications of the terms of the Receivables, limitations on changes from historical credit and collection practices and limitations on changes in payment instructions. The Sellers will continue to service the Receivables (including all billing and collection activities) and will receive a customary servicing fee from the Receivables Subsidiary for providing such services. General Medical will act as master servicer, overseeing the servicing activities of the Sellers.

  The agreement providing for the funding of the Interim Receivables Facility is expected to contain certain restrictions on the Receivables Subsidiary customary for facilities of this type, including but not limited to limitations on liens on the Receivables, limitations on indebtedness (including guarantee obligations), and limitations on changes from historical credit and collection practices. Such agreement also will contain certain conditions precedent customary for facilities of this type.

  The Participants' commitments under the Interim Receivables Facility will terminate on the earlier of (i) the fifth anniversary of the initial closing of the Interim Receivables Facility and (ii) upon the occurrence and continuance of certain termination events, including but not limited to nonpayments by the Sellers or the Receivables Subsidiary of amounts when due, violation of covenants by the Sellers or the Receivables Subsidiary, incorrectness of the representations and warranties of the Sellers or the Receivables Subsidiary, cross-default and cross-acceleration (including to indebtedness under the New Revolving Credit Facility), a material insolvency or bankruptcy event with respect to the Sellers or the Receivables Subsidiary, material judgments against the Sellers or the Receivables Subsidiary, termination events under the Receivables Sale Agreement and invalidity of any transaction documents or security documents relating to the Interim Receivables Facility.

  Notwithstanding the Participants' five-year commitment, it is intended that the Interim Receivables Facility be an interim facility that will be refinanced with the proceeds of either (i) a structured receivables financing consisting of a securitization of the Receivables, funded by means such as the issuance of highly rated commercial paper, medium-term notes, certificates or other forms of borrowings or (ii) another form of receivables financing.

  If the Interim Receivables Facility has not been replaced within a period of time to be agreed upon, but in any event not less than 180 days after the initial closing of the Interim Receivables Facility, then the spread over the Eurodollar Rate and the spread over the ABR will be increased to equal the then applicable spread over the Eurodollar Rate or the ABR, as the case may be, under the New Revolving Credit Facility.

  The Receivables Facility requires a commitment fee of 1/4 of 1% per annum on the Facility Amount minus the net aggregate investment made by the Participants (net of any amounts that have been paid to the Participants out of collections). If the Interim Receivables Facility has not been replaced within a period of time to be agreed upon, but in any event not less than 180 days after the initial closing of the Interim Receivables Facility, then the commitment fee will adjust to the commitment fee then applicable under the New Revolving Credit Facility.

10 7/8% NOTES

  The 10 7/8% Notes were issued under an Indenture (the "10 7/8% Note Indenture") dated as of August 31, 1993 between General Medical and The Bank of New York, as trustee. The 10 7/8% Notes will remain outstanding following the consummation of the Offerings. The following summary of certain provisions of the 10 7/8% Note Indenture does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the 10 7/8% Notes and the 10 7/8% Note Indenture. A copy of the 10 7/8% Note Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part. Capitalized terms used in this section and not otherwise defined shall have the meanings ascribed thereto in the 10 7/8% Notes or the 10 7/8%
Note Indenture, as applicable.

  The 10 7/8% Notes are unsecured senior subordinated obligations of General Medical, limited to $105 million aggregate principal amount, and will mature on August 15, 2003. The 10 7/8% Notes bear interest from August 31, 1993, or from the most recent date to which interest has been paid or provided for, payable semi-annually on February 15 and August 15 of each year, commencing on February 15, 1994, to the persons who are registered holders thereto at the close of business on the February 1 or August 1 preceding such interest payment date. The 10 7/8% Notes bear interest at the rate of 10 7/8% per annum. As of November 8, 1996, $105 million principal amount of 10 7/8% Notes were outstanding.

  The 10 7/8% Notes are redeemable, at General Medical's option, in whole or in part, at any time on or after August 15, 1998, and prior to maturity, at the redemption prices (expressed as percentages of principal amount) set forth below, plus, in each case, accrued interest (if any) to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date).

                                                                REDEMPTION PRICE
                                                                   OF THE 10
       YEAR                                                        7/8% NOTES
       ----                                                     ----------------
       1998....................................................     105.438%
       1999....................................................     102.719%
       2000 and thereafter.....................................     100.000%

 Restrictive Covenants

  The 10 7/8% Note Indenture and the Debenture Indenture (together, the "Indentures") currently contain a number of covenants, including, among other things, covenants requiring the filing with the Commission and the distribution to Holders of certain reports under the Exchange Act, restricting General Medical and its subsidiaries with respect to the incurrence of indebtedness, restricting (with respect to certain subsidiaries) the issuance or sale of capital stock, limiting the making of certain restricted payments as described below in "--Restricted Payments," restricting certain sales of assets or capital stock of a subsidiary, restricting certain affiliate transactions, restricting the consummation of certain transactions such as a sale of substantially all assets, mergers or consolidations and requiring the repurchase of 10 7/8% Notes or 12 1/8% Debentures, as the case may be, in the event that a Change of Control occurs.

 Limitations on Indebtedness

  General Medical and its Restricted Subsidiaries currently may not (subject to certain exceptions) incur Indebtedness unless on the date of such incurrence, after giving effect on a pro forma basis to such Indebtedness and certain transactions in connection therewith, (i) if the date is on or prior to December 31, 1997, the Consolidated Coverage Ratio for the most recent four consecutive fiscal quarters would be greater than 1.75 to 1.0, and (ii) if such date is after December 31, 1997, the Consolidated Coverage Ratio for the most recent four consecutive fiscal quarters would be greater than 2.0 to 1.0.

 Restricted Payment

  Subject to certain exceptions, the Indentures currently restrict the ability of General Medical, among other things, with respect to (i) the declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock, (ii) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of General Medical, held by any Person or of any Capital Stock of a Subsidiary held by any Affiliate of General Medical (other than a Restricted Subsidiary), (iii) except under certain circumstances, the purchase, repurchase, redemptions, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations or (iv) except under certain circumstances, the making of any Investment, in any Affiliate of the Company or in any Unrestricted Subsidiary (collectively, a "Restricted Payment").

  Pursuant to the Indentures, General Medical may not, and may not permit any Restricted Subsidiary to, directly or indirectly, make a Restricted Payment if at the time General Medical or such Restricted Subsidiary makes such Restricted Payment (1) a Default shall have occurred and be continuing (or would result therefrom); (2) General Medical is not able to incur an additional $1.00 of Indebtedness pursuant to certain indebtedness limitation provisions contained in the Indentures; or (3) the aggregate amount of such Restricted Payment and all other Restricted Payments since the Issue Date would exceed the sum of: (a) 50% of the Consolidated Net Income accrued during the applicable period; (b) the aggregate Net Cash Proceeds received by General Medical from the issuance or sale of its Capital Stock subsequent to the Issue Date (other than an issuance or sale to a Subsidiary); (c) the amount by which Indebtedness of General Medical is reduced upon the conversion or exchange (other than by a Subsidiary of General Medical) of any Indebtedness of General Medical convertible or exchangeable for Capital Stock; (d) certain adjustments with respect to Restricted and Unrestricted Subsidiaries and Investments therein; and (e) $10.0 million.

  The restrictions on Restricted Payments do not prohibit, among other things,
(i) any purchase or redemption of Capital Stock or Subordinated Obligations of General Medical made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of General Medical; (ii) any purchase or redemption of Subordinated Obligations of General Medical made by exchange for, or out of the proceeds of the substantially concurrent sale of, Indebtedness of General Medical which is permitted to be Incurred pursuant to certain limitations on indebtedness; (iii) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; provided, however, that at the time of payment of such dividend, no other Default shall have occurred and be continuing (or result therefrom); and (iv) Investments in Unrestricted Subsidiaries in a cumulative aggregate amount not to exceed $20 million.

EXISTING INDEBTEDNESS TO BE REFINANCED UPON CONSUMMATION OF THE OFFERINGS

  The Company intends to refinance the existing indebtedness of the Company in connection with the Offerings. The summaries of such indebtedness contained herein do not purport to be complete and are subject to, and qualified in their entirety by reference to, the provisions of the various agreements and indentures related thereto, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part. Capitalized terms used in this section and not otherwise defined shall have the meanings ascribed thereto in the Holdings Notes, the 12 1/8% Debentures, the Debenture Indenture or the Existing Credit Facility, as applicable.

 HOLDINGS NOTES

  The Holdings Notes were issued in an initial aggregate principal amount of approximately $50.0 million. As of November 8, 1996, $63.5 million principal amount of Holdings Notes were outstanding (including $13.5 million principal amount of Additional Holdings Notes (as defined below). All of the Holdings Notes (including the Additional Holdings Notes) will be redeemed using net proceeds of the Offerings.

  The Holdings Notes are unsecured senior obligations of Holdings and will mature on July 15, 2004. The Holdings Notes bear interest from July 28, 1994, or from the most recent date to which interest has been paid or provided for, payable semi-annually on January 15 and July 15 of each year. The Holdings Notes bear interest at the rate of 12.5% per annum and have an effective rate of 15.26% when taking into account the original issue discount, and bear interest at a rate of 14.5% per annum on overdue principal. Holdings may elect, at its option, to issue additional Holdings Notes ("Additional Holdings Notes") in satisfaction of its interest obligations with respect to the Holdings Notes through and including the January 15, 1999 interest payment date. The Holdings Notes provide that, no later than July 15, 1999, Holdings must redeem any and all Additional Holdings Notes at a redemption price, payable in cash, equal to the principal amount of such Additional Securities together with accrued and unpaid interest thereon through the date of such redemption.

  The Holdings Notes are redeemable, at Holdings' option in whole or in part, at any time prior to maturity, upon 10 business days written notice to the holder thereof, at a redemption price, payable in cash, equal to the principal amount of the Holdings Notes so redeemed, together with accrued and unpaid interest thereon through the date of such redemption.

  The terms of the Holdings Notes require Holdings (subject to certain exceptions) to make a mandatory redemption of an amount of such Notes held by certain holders thereof equal to the net cash proceeds of (i) any Public Offering by Holdings, the Company or any subsidiary of Holdings of any shares of Capital Stock, (ii) any incurrence by the Company of any Debt or any incurrence by Holdings of Debt ranking pari passu with or junior to the Holdings Notes or (iii) any Transfer of Capital Stock. Such mandatory redemption must be made of the Holdings Notes held by certain holders at a redemption price, payable in cash, equal to the principal amount of such Holdings Notes together with accrued and unpaid interest thereon through the date of such redemption.

  GMI will cause Holdings to redeem all of the outstanding Holdings Notes. The Holdings Notes Redemption price is 100% of the principal amount thereof, plus accrued interest to the redemption date, for an aggregate price of approximately $65 million (assuming that the Offerings and the application of the proceeds therefrom occurred on September 30, 1996).

  12 1/8% DEBENTURES

  The 12 1/8% Debentures were issued under the Debenture Indenture dated as of August 31, 1993 between General Medical and The Bank of New York, as trustee (the "Debenture Trustee").

  The 12 1/8% Debentures are unsecured subordinated obligations of General Medical, limited to $50 million aggregate principal amount plus the principal amount of any Additional 12 1/8% Debentures (as defined below) issued by General Medical to make certain interest payments on the 12 1/8% Debentures, and will mature on August 15, 2005. The 12 1/8% Debentures bear interest from August 31, 1993, or from the most recent date to which interest has been paid or provided for, payable semi-annually on February 15 and August 15 of each year. Interest on the 12 1/8% Debentures which is payable on or prior to August 15, 1998, may be paid, at the election of General Medical, in additional 12 1/8% Debentures (the "Additional 12 1/8% Debentures") valued at 100% of the principal amount thereof. The 12 1/8% Debentures bear interest at the rate of 12 1/8% per annum. As of November 8, 1996, $70.8 million in principal amount of 12 1/8% Debentures were outstanding (including $20.8 million principal amount of Additional 12 1/8% Debentures).

  The 12 1/8% Debentures are redeemable, at General Medical's option, in whole or in part, at any time on or after August 15, 1998, and prior to maturity, at the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant payment date):

                                                                REDEMPTION PRICE
                                                                     OF THE
       YEAR                                                        DEBENTURES
       ----                                                     ----------------
       1998....................................................     105.000%
       1999....................................................     102.500%
       2000 and thereafter.....................................     100.000%


  The Debenture Indenture requires General Medical to make a mandatory redemption payment on February 11, 1999 with respect to the 12 1/8% Debentures to retire an aggregate principal amount of 12 1/8% Debentures equal to 100% of the aggregate principal amount of the Additional 12 1/8% Debentures issued by General Medical prior to such date. The redemption price is equal to 100% of the principal amount of the 12 1/8% Debentures redeemed plus accrued interest (if any) to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date). General Medical may, at its option, receive credit against such mandatory redemption payment for the principal amount of 12 1/8% Debentures otherwise acquired or redeemed by General Medical and delivered to the Debenture Trustee for cancellation.

  Concurrently with the Offerings, GMI is causing General Medical to conduct the Debenture Tender Offer pursuant to which General Medical will offer to purchase 100% of the 12 1/8% Debentures and will seek the consent of holders of the 12 1/8% Debentures to certain amendments to such restrictive covenants.

  The Debenture Indenture contains certain covenants that are substantially similar to the covenants contained in the 10 7/8% Note Indenture as described above in "--10 7/8 Notes."

  EXISTING CREDIT FACILITY

  In October 1995, General Medical entered into an amendment to its existing credit facility (the "Existing Credit Facility") providing for, among other things, an increase in the credit commitment to an aggregate of

$235.0 million and the modification of covenants to permit the consolidation of the General Medical's distribution centers. Borrowings under this long-term facility, which expires August 31, 1998, are secured by specified assets, in accordance with a formula, as defined in the Existing Credit Facility. Additionally, the Existing Credit Facility requires the maintenance of certain levels of working capital, net worth and cash flows, and imposes restrictions on investments, fixed asset additions, cash dividends and other borrowings. Under the most restrictive provisions of the Existing Credit Facility, General Medical must maintain a consolidated net worth amount of not less than $142.0 million and is prohibited from paying any dividends except in certain circumstances to Holdings. Interest on outstanding amounts under the Existing Credit Facility will vary with changing market rates.

AGREEMENTS BY THE COMPANY AND HOLDINGS

  In connection with the execution of the amendment and restatement of the Existing Credit Agreement on July 28, 1994, Holdings amended and restated an agreement it had entered into in favor of Chemical Bank, as administrative agent. This amended and restated agreement was subsequently amended on November 21, 1994 and is herein referred to as the "Holdings Agreement." The Company executed a similar agreement in favor of Chemical Bank, as administrative agent (the "GMI Agreement"). Each of the Holdings Agreement and the GMI Agreement contain certain affirmative covenants of Holdings and GMI, respectively, as well as certain negative covenants restricting Holdings and GMI, as the case may be, from engaging in certain activities until all obligations under the Existing Credit Facility have been paid in full and the commitments thereunder have been terminated. As a result, the Holdings Agreement and the GMI Agreement will terminate upon the refinancing of the Existing Credit Facility upon the consummation of the Offerings.

  The foregoing summary of the Holdings Agreement and the GMI Agreement is qualified in its entirety by reference to, the Holdings Agreement and the GMI Agreement which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

                        SHARES ELIGIBLE FOR FUTURE SALE

  There has been no public trading market for the Common Stock prior to the Offerings. No prediction can be made as to the effect, if any, that market sales of shares of Common Stock or the availability of shares of Common Stock for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market after the lapse of the restrictions described below could adversely affect prevailing market prices and the ability of the Company to raise equity capital in the future at a time and price which it deems appropriate.

  Upon completion of the Offerings, GMI will have     shares of Common Stock
(    shares if the U.S. Underwriters' over-allotment option is exercised in
full) outstanding (the "Outstanding Common Shares") and     shares of Class A
Common Stock outstanding (the "Outstanding Class A Common Shares"). GMI will
also have outstanding options to acquire an additional        shares of Common
Stock ("Issuable Shares") pursuant to GMI's stock incentive plans. An
aggregate of         of the Outstanding Common Shares and Issuable Shares and
    of the Outstanding Class A Common Shares are subject to Lock-up Agreements, as that term is hereinafter defined, for a period of 180 days
after the date of this Prospectus. In addition,         Outstanding Common
Shares,       Class A Common Shares and         Issuable Shares are held by
persons whom GMI believes are Affiliates of GMI, as that term is hereinafter defined.

  Of the         Outstanding Common Shares, the         Common Shares to be
sold pursuant to the Offerings and     Outstanding Common Shares previously
registered under the Securities Act will generally be freely tradeable without restriction, except for any shares of Common Stock that may be held by
Affiliates. The remaining         Outstanding Common Shares were issued and
sold without registration under the Securities Act, and public sale thereof will be restricted except to the extent such Outstanding Common Shares are registered under the Securities Act or sold in accordance with applicable exemptions from registration, including Rule 144 under the Securities Act ("Rule 144"), as described below.

  The         Issuable Shares are subject to issuance upon the exercise of nontransferable stock options granted under GMI's stock incentive plans. GMI may register such Issuable Shares, along with an additional amount to cover future issuances of plan options, following the closing of the Offerings. Shares of Common Stock issued pursuant to plan options after the effective date of a registration statement covering such shares generally may be sold immediately in the public market; however, certain Affiliates and non-
Affiliates own in the aggregate         plan options, and any shares of Common
Stock issued to such persons upon exercise of such options would be subject to Lock-up Agreements. See "Management--Grants of Stock Options." Of the
Issuable Shares subject to options,         of such Issuable Shares would be
held by persons who are presently non-Affiliates, and after the effective date of the registration statement covering such Issuable Shares would be freely
tradeable without restriction upon issuance, except that         of such
Issuable Shares would be subject to Lock-up Agreements.

  Each of GMI's executive officers and directors and certain other stockholders have agreed, subject to certain limited exceptions, not to offer, sell, contract to sell or otherwise dispose of any Outstanding Common Shares, Outstanding Class A Common Shares or Issuable Shares held by them for a period of 180 days following the date of this Prospectus, without the written consent of Smith Barney Inc., pursuant to the terms of individual lock-up agreements
(each a "Lock-up Agreement"). An aggregate of         of the Outstanding
Common Shares and Issuable Shares and     Outstanding Class A Common Shares
held by Affiliates and certain non-Affiliates are subject to Lock-up Agreements. See "Underwriting."

  Under Rule 144 as currently in effect, any person who has beneficially owned "restricted" shares of Common Stock (i.e., shares acquired directly or indirectly from GMI or an Affiliate in a transaction or chain of transactions not involving any public offering) for at least two years, is entitled to sell, within any three-month period, a number of such shares (which number must include shares of other persons whose shares are aggregated with such shares) that does not exceed the greater of 1% of the then-outstanding shares of Common Stock or the average weekly trading volume of the Common Stock on Nasdaq during the four calendar weeks preceding such sale. Sales under Rule 144 are subject to certain restrictions relating to manner of sale, notice and the availability of current public information about GMI. In addition, a person who has not been an Affiliate of GMI at any time during the three months preceding a sale, and who has beneficially owned shares for at least three years, would be entitled to sell such shares without regard to the foregoing volume limitations, manner of sale provisions or notice or other requirements of Rule
144. Sales of shares of Common Stock by an Affiliate of GMI (or by a person who has been an Affiliate within the three months preceding the sale), are subject to such volume limitations, manner of sale provisions and notice and other requirements of Rule 144, regardless of the period of time that such shares are held by such Affiliate (and whether such shares were acquired not by way of public offering). Because GMI's obligation to file periodic reports with the Commission pursuant to the Securities Exchange Act of 1934 was suspended prior to the filing of the Registration Statement of which this Prospectus is a part, sales under Rule 144 cannot take place prior to 90 days after the date of this Prospectus. "Affiliates" of GMI include all executive officers and directors of GMI and all other persons that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, GMI.

  The Securities and Exchange Commission has proposed amendments to Rule 144 and 144(k) that would permit resales of "restricted" shares under Rule 144 after a one-year, rather than a two-year holding period, subject to compliance with the other provisions of Rule 144, and would permit resale of such shares by non-Affiliates under Rule 144(k) after a two-year, rather than a three-year holding period. Adoption of such amendments could result in resales of Common Stock sooner than would be the case under Rule 144 and 144(k) as currently in effect.

  To the extent that the Company's existing resources and future earnings are sufficient to fund the Company's activities or to repay indebtedness, the Company may need to raise additional funds through public or private financings. If additional funds are raised through the issuance of equity securities, the percentage ownership of the Company's stockholders at that time would be diluted. Further, such equity securities may have rights, preference or privileges senior to those of the Common Stock.

  In addition, certain of GMI's stockholders, including affiliates of Kelso, are entitled to certain registration rights with respect to their shares of Common Stock and Class A Common Stock. If such stockholders, by exercising such registration rights upon expiration or waiver of the lock-up agreement described above, cause a large number of shares to be registered and sold in the public market, such sales could have an adverse effect on the market price of the Common Stock.

                    CERTAIN UNITED STATES TAX CONSEQUENCES
                         TO NON-UNITED STATES HOLDERS

  The following is a general summary of certain United States federal income and estate tax consequences expected to result under current law from the purchase, ownership, sale or other taxable disposition of Common Stock by any person or entity other than (a) a citizen or resident of the United States,
(b) a corporation or partnership created or organized in or under the laws of the United States or of any state thereof, or (c) any estate or trust that is not treated as a foreign estate or trust for United States federal income tax purposes (a "non-U.S. Holder"). This summary does not address all United States federal income and estate tax considerations that may be relevant to non-U.S. Holders in light of their particular circumstances or to certain non-U.S. Holders that may be subject to special treatment under United States federal income tax laws. Furthermore, this summary does not discuss any aspects of foreign, state or local taxation This summary is based on current provisions of the Code, existing, temporary and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. Each prospective purchaser of Common Stock is advised to consult their tax advisor with respect to the tax consequences of acquiring, holding and disposing of Common Stock.

DIVIDENDS

  Dividends paid to a non-U.S. Holder of Common Stock generally will be subject to withholding of United States federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty), unless the dividend is effectively connected with the conduct of a trade or business of the non-U.S. Holder within the United States, in which case the dividend will be taxed at ordinary federal income tax rates. If the non-U.S. Holder is a corporation, such effectively connected income may also be subject to an additional "branch profits tax." A non-U.S. Holder may be required to satisfy certain certification requirements in order to claim treaty benefits or otherwise claim a reduction of, or exemption from, withholding tax pursuant to the above described rules.

SALE OR OTHER DISPOSITION COMMON STOCK

  A non-U.S. Holder generally will not be subject to United States federal income tax in respect of any gain recognized on the sale or other taxable disposition of Common Stock unless (i) the gain is effectively connected with a trade or business of the non-U.S. Holder in the United States; (ii) in the case of a non-U.S. Holder who is an individual and holds the Common Stock as a capital asset, the holder is present in the United States for 183 or more days in the taxable year of the disposition and either (a) the individual has a "tax home" for United States federal income tax purposes in the United States or (b) the gain is attributable to an office or other fixed place of business maintained by the individual in the United States; (ii) the non-U.S. Holder is subject to tax pursuant to the provisions of United States federal income tax law applicable to certain United States expatriates; or (iv) the Issuer is or has been during certain periods preceding the disposition a "U.S. real property holding corporation" for United States federal income tax purposes (which the Company does not believe it is or is likely to become) and, assuming that the Common Stock continues to be "regularly traded on an established securities market" for tax purposes, the non-U.S. Holder held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of the outstanding Common Stock.

BACKUP WITHHOLDING AND REPORTING REQUIREMENTS

  DIVIDENDS. United States backup withholding tax will generally not apply to dividends paid on Common Stock to a non-U.S. Holder at an address outside the United States. The Issuer must report annually to the Internal Revenue Service and to each non-U.S. Holder the amount of dividends paid to, and the tax, if any, withheld with respect to, such holder. This information may also be made available to the tax authorities in the non-U.S. Holder's country of residence.

  SALE OR OTHER DISPOSITION OF COMMON STOCK. Upon the sale or other taxable disposition of Common Stock by a non-U.S. Holder to or through a United States office of a broker, the broker must backup withhold at a rate of 31% and report the sale to the Internal Revenue Service, unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption. Upon the sale or other taxable disposition of Common Stock by a non-U.S. Holder to or through the foreign office of a United States broker, or a foreign broker with certain types of relationships to the United States, the broker must report the sale to the Internal Revenue Service (but not backup withhold) unless the broker has documentary evidence in its files that the seller is a non-U.S. Holder and/or certain other conditions are met, or the holder otherwise establishes an exemption.

  BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. Amounts withheld under the backup withholding rules are generally allowable as a refund or credit against such non-U.S. Holder's United States federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service.

  PROPOSED REGULATIONS. On April 22, 1996, the Internal Revenue Service issued proposed regulations relating to withholding, backup withholding and information reporting that, if adopted in their current form, would, among other things, unify current certification procedures and forms and clarify reliance standards. The proposed regulations would, among other things, eliminate the general current law presumption that dividends paid to an address in a foreign country are paid to a resident of that country and would impose certain certification and documentation requirements on non-U.S. Holders claiming the benefit of a reduced withholding rate with respect to dividends under a tax treaty. These regulations generally are proposed to be effective with respect to payments made after December 31, 1997, although in certain cases they are proposed to be effective only with respect to payments made after December 31, 1999. Proposed regulations are subject to change, however, prior to their adoption in final form.

FEDERAL ESTATE TAXES

  Common Stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for United States federal estate tax purposes) of the United States at the time of death will be included in such individual's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

                                 UNDERWRITING

  Under the terms and subject to the conditions in the U.S. Underwriting Agreement, each of the underwriters of the U.S. Offering named below (the "U.S. Underwriters"), for whom Smith Barney Inc., Morgan Stanley & Co. Incorporated, Alex. Brown & Sons Incorporated and CS First Boston Corporation are acting as the Representatives (the "Representatives"), has severally agreed to purchase, and GMI has agreed to sell to each U.S. Underwriter, the number of shares of Common Stock set forth opposite the name of such U.S. Underwriter below:

                                                                       NUMBER OF
       U.S. UNDERWRITERS                                                SHARES
       -----------------                                               ---------
       Smith Barney Inc...............................................
       Morgan Stanley & Co. Incorporated..............................
       Alex. Brown & Sons Incorporated................................
       CS First Boston Corporation....................................
                                                                          ---
       Total..........................................................
                                                                          ===

  Under the terms and subject to the conditions contained in the International Underwriting Agreement, each of the managers of the concurrent International Offering named below (the "Managers"), for whom Smith Barney Inc., Morgan Stanley & Co. International Limited, Alex. Brown & Sons Incorporated and CS First Boston Limited are acting as the lead managers (the "Lead Managers"), has severally agreed to purchase, and GMI has agreed to sell to each Manager, the number of shares of Common Stock set forth opposite the name of such Manager below:

                                                                       NUMBER OF
       MANAGERS                                                         SHARES
       --------                                                        ---------
       Smith Barney Inc...............................................
       Morgan Stanley & Co. International Limited.....................
       Alex. Brown & Sons Incorporated................................
       CS First Boston Limited........................................
                                                                          ---
       Total..........................................................
                                                                          ===

  Each of the U.S. Underwriting Agreement and the International Underwriting Agreement provides that the obligations of the several U.S. Underwriters and the several Managers to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by counsel and to certain other conditions. The U.S. Underwriters and the Managers are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

  The U.S. Underwriters and the Managers (collectively, the "Underwriters") initially propose to offer part of the shares offered hereby directly to the public at the public offering price set forth on the cover page of this

Prospectus and part of the shares to certain dealers at a price that
represents a concession not in excess of $   per share under the public
offering price. The U.S. Underwriters and the Managers may allow, and such
dealers may reallow, a concession not in excess of $   per share to other U.S.
Underwriters or Managers, respectively, or to certain other dealers. After the initial public offering, the public offering price and such concessions may be changed by the Underwriters. The Representatives and the Lead Managers have advised GMI that the U.S. Underwriters and the Managers do not intend to confirm any sales to accounts over which they exercise discretionary authority.

  GMI has granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of additional shares of Common Stock at the public offering price set forth on the cover page of this Prospectus less underwriting discounts and commissions. The U.S. Underwriters may exercise such option to purchase additional shares solely for the purpose of covering over-allotments, if any, incurred in connection with the sale of the shares of Common Stock offered hereby. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite such U.S. Underwriter's name in the preceding U.S. Underwriters table bears to the total number of shares of Common Stock set forth therein.

  More than 10% of the net proceeds from the Offerings will be used to redeem all of the outstanding Holdings Notes. See "Use of Proceeds." All of the Holdings Notes are owned by affiliates of Morgan Stanley & Co. Incorporated, one of the Underwriters. Consequently, the Offerings are being made pursuant to the provisions of Section 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. Pursuant to such provisions, the public offering price of an equity security can be no higher than the price recommended by a "qualified independent underwriter" meeting certain standards. In accordance with this requirement, Smith Barney Inc. will serve in such role, and the price of the Common Stock will be no higher than that recommended by Smith Barney Inc. in its capacity as the qualified independent underwriter. In such capacity and in its capacity as one of the Underwriters, Smith Barney Inc. has participated in the preparation of the Registration Statement of which this Prospectus is a part and performed due diligence with respect thereto. GMI, Holdings and General Medical have agreed to indemnify Smith Barney Inc., in its capacity as the qualified independent underwriter, against certain liabilities, including liabilities under the Securities Act.

  GMI, Holdings and General Medical and the U.S. Underwriters and the Managers have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

  Each of (i) GMI, (ii) GMI's officers and directors set forth under the heading "Management" in this Prospectus, and (iii) certain of its
stockholders, holding in the aggregate approximately            shares of
Common Stock following consummation of the Offerings, have agreed that, for a period of 180 days after the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell or otherwise dispose of, any shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock, or grant any options or warrants to purchase Common Stock.

  The U.S. Underwriters and the Managers have entered into an Agreement Between U.S. Underwriters and Managers pursuant to which each U.S. Underwriter has agreed that, as part of the distribution of the shares offered in the U.S. Offering (i) it is not purchasing any such shares for the account of anyone other than a U.S. or Canadian Person and (ii) it has not offered or sold, and will not, offer, sell, resell or deliver, directly or indirectly, any of such shares or distribute any prospectus relating to the U.S. Offering outside the United States or Canada or to anyone other than a U.S. or Canadian Person. In addition, each Manager has agreed that as part of the distribution of the shares offered in the International Offering: (i) it is not purchasing any such shares for the account of any U.S. or Canadian Person and (ii) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such shares or distribute any prospectus relating to the International Offering in the United States or Canada or to any U.S. or Canadian Person. Each Manager has also agreed that it will offer to sell shares only in compliance with all relevant requirements of any applicable laws.

  The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the U.S. Underwriting Agreement, the International Underwriting Agreement and the Agreement Between U.S. Underwriters and Managers, including: (i) certain purchases and sales between the U.S. Underwriters and the Managers, (ii) certain offers, sales, resales, deliveries or distributions to or through investment advisors or other persons exercising investment discretion, (iii) purchases, offers or sales by a U.S. Underwriter who is also acting as Manager or by a Manager who is also acting as a U.S. Underwriter and (iv) other transactions specifically approved by the Representatives and the Lead Managers. As used herein, "U.S. or Canadian Person" means any resident or national of the United States or Canada, any corporation, partnership or other entity created or organized in or under the laws of the United States or Canada or any estate or trust the income of which is subject to United States or Canadian income taxation regardless of the source of its income (other than the foreign branch of any U.S. or Canadian Person), and includes any United States or Canadian branch of a person other than a U.S. or Canadian Person.

  Any offer of shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the relevant province of Canada in which such offer is made.

  Each Manager agrees that (i) it will not offer or sell any shares of Common Stock to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which will not involve an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 ("the Regulations"); (ii) it will comply with all applicable provisions of the Financial Services Act 1986 and the Regulations with respect to anything done by it in relation to the Shares in, from, or otherwise involving the United Kingdom; and (iii) it will only issue or pass on to any person in the United Kingdom any document received by it in connection with the offer of the Shares if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995, or is a person to whom such document may otherwise lawfully be issued or passed on.

  No action has been or will be taken in any jurisdiction by the Company, the U.S. Underwriters or the Managers that would permit an offering to the general public of the shares of Common Stock offered hereby in any jurisdiction other than the United States.

  Purchasers of the shares of Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

  Pursuant to the Agreement Between U.S. Underwriters and Managers, sales may be made between the U.S. Underwriters and the Managers of such number of shares as may be mutually agreed. The price of any shares so sold shall be the public offering price as then in effect for shares of Common Stock being sold by the U.S. Underwriters and the Managers, less all or any part of the selling concession, unless otherwise determined by mutual agreement. To the extent that there are sales between the U.S. Underwriters and the Managers pursuant to the Agreement Between U.S. Underwriters and Managers, the number of shares initially available for sale by the U.S. Underwriters and by the Managers may be more or less than the number of shares appearing on the front cover of this Prospectus.

  Prior to the Offerings, there has been no public market for the Common Stock. The initial public offering price for the shares of Common Stock included in the Offerings will be determined by negotiations between GMI and the Representatives. Among the factors to be considered in determining such price will be the history of and prospects for the Company's business and the industry in which it competes, an assessment of the Company's management and the present state of the Company's development, the past and present revenues and earnings of the Company, the prospects for growth of the Company's revenues and earnings, the current state of the economy in the United States and the current level of economic activity in the industry in which the Company competes and in related or comparable industries, and currently prevailing conditions in the securities markets, including current market valuations of publicly traded companies which the Company and the Underwriters believe to be comparable to the Company.

  Application has been made to have the Common Stock quoted on the Nasdaq National Market under the symbol "GENM." There can be no assurance that an active or significant trading market for the Common Stock will develop or continue or that the Common Stock will trade in the public market subsequent to the Offerings or at or above the initial public offering price. See "Risk Factors--Absence of Prior Public Market; Potential Volatility of Stock Price."

  The Representatives have in the past provided and may continue to provide investment banking services to the Company and Kelso and its affiliates.

  Morgan Stanley & Co. Incorporated and Smith Barney Inc. are acting as Dealer Managers in the Debenture Tender Offer and the Consent Solicitation, for which they will receive customary compensation.

                                 LEGAL MATTERS

  Certain legal matters with respect to the validity of the shares of Common Stock offered hereby will be passed upon for the Company by McGuire, Woods, Battle & Boothe, L.L.P., and certain legal matters with respect to other matters will be passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom LLP. Debevoise & Plimpton has acted as counsel for the Underwriters. Skadden, Arps, Slate, Meagher & Flom LLP, Debevoise & Plimpton and McGuire, Woods, Battle & Boothe, L.L.P. have from time to time represented, and may continue to represent, the Underwriters in connection with various legal matters. Skadden, Arps, Slate, Meagher & Flom LLP has from time to time represented, and may continue to represent, the Company, Kelso and certain of their respective affiliates in connection with certain legal matters. Debevoise & Plimpton has from time to time represented, and may continue to represent, Kelso and certain of its affiliates in connection with certain legal matters. McGuire, Woods, Battle & Boothe, L.L.P. has from time to time represented, and may continue to represent, the Company and certain affiliates of Kelso in connection with certain legal matters. Wellford L. Sanders, Jr., a partner of McGuire, Woods, Battle & Boothe, L.L.P. is a director of GMI. Lawyers of McGuire, Woods, Battle & Boothe, L.L.P. who have performed services
in connection with the Offerings own an aggregate of        shares of Common
Stock. Mr. Sanders has an option to purchase an additional        shares of
Common Stock.

                                    EXPERTS

  The Consolidated Financial Statements and schedules of General Medical Inc. as of December 31, 1994 and 1995 and for the eight month period ended August 31, 1993, the four month period ended December 31, 1993 and each of the two years ended December 31, 1994 and 1995 included in this Prospectus and the related financial statement schedules included elsewhere in the Registration Statement (as defined herein), have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and elsewhere in the Registration Statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

  The Consolidated Financial Statements of Randolph Medical Inc. as of September 30, 1994 and for each of the two years in the period ended September 30, 1994, appearing in this Prospectus and elsewhere in the Registration Statement have been audited by Follmer, Rudzewicz & Co., P.C. independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  GMI has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. For further information with respect to GMI and the Common Stock offered hereby, reference is hereby made to the Registration Statement. Statements contained in this Prospectus regarding the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in all respects by such reference.

  GMI was subject to the informational requirements of the Exchange Act during the fiscal year ended December 31, 1995 as a result of its filing a Registration Statement on Form S-4 which became effective in January 1995. GMI's obligation to file periodic reports with the Commission pursuant to the Exchange Act has been suspended as a result of its having less than 300 holders of record of the Common Stock and Class A Common Stock as of January 1, 1996, the beginning of its 1996 fiscal year.

  As a result of the filing of the Registration Statement of which this Prospectus is a part, GMI will become subject to the informational requirements of the Exchange Act and, in accordance therewith, will be required to file reports and other information with the Commission. The Registration Statement filed by GMI with the Commission, as well as such reports and other information filed by GMI with the Commission, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and should also be available for inspection and copying at the regional offices of the Commission located in the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Copies of such material also will be available for inspection at the offices of The Nasdaq Stock Market, Inc., 1735 K Street, NW, Washington, DC 20006-1500. Such material may also be accessed electronically by means of the Commission's home page on the Internet (http://www.sec.gov).

  GMI intends to furnish its stockholders with annual reports containing financial statements audited by an independent certified public accounting firm and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
(1)FINANCIAL STATEMENTS OF GENERAL MEDICAL INC.
  GENERAL MEDICAL INC. AND SUBSIDIARY:
  Independent Auditors' Report............................................  F-2
  Consolidated Balance Sheets at December 31, 1994 and 1995 and Unaudited
   Balance Sheet at September 30, 1996....................................  F-4
  Consolidated Statements of Operations for the Eight Months Ended August
   31, 1993 (Predecessor) and the Four Months Ended December 31, 1993 and
   the Years Ended December 31, 1994 and 1995 and Unaudited Consolidated
   Statements of Operations for the Nine Months Ended
   September 30, 1995 and 1996............................................  F-6
  Consolidated Statements of Cash Flows for the Eight Months Ended August
   31, 1993 (Predecessor) and the Four Months Ended December 31, 1993 and
   the Years Ended December 31, 1994 and 1995 and Unaudited Statements of
   Cash Flows for the Nine Months Ended September 30, 1995 and 1996.......  F-7
  Consolidated Statements of Stockholders' Equity for the Four Months
   Ended December 31, 1993 and Years Ended December 31, 1994 and 1995 and
   Unaudited Statements of Stockholder's
   Equity for the Nine Months Ended September 30, 1996....................  F-8
  Notes to Consolidated Financial Statements..............................  F-9
(2)FINANCIAL STATEMENTS OF BUSINESS ACQUIRED OR TO BE ACQUIRED
  RANDOLPH MEDICAL INC. AND SUBSIDIARIES:
  Independent Auditors' Report............................................ F-20
  Consolidated Balance Sheet at September 30, 1994........................ F-21
  Consolidated Statement of Changes in Stockholders' Equity for the year ended September 30, 1994............................................... F-22
  Consolidated Statement of Income and Expenses for the years ended Sep-
   tember 30, 1994 and 1993............................................... F-23
  Consolidated Statement of Cash Flows for the years ended September 30,
   1994 and 1993.......................................................... F-24
  Notes to Consolidated Financial Statements.............................. F-26

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
New GMH, Inc.

  We have audited the accompanying consolidated balance sheets of General Medical Inc. (formerly New GMH, Inc.)(the "Company") and subsidiary as of December 31, 1994 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for the period from January 1, 1993 through August 31, 1993 (Predecessor) and for the period from September 1, 1993 through December 31, 1993 and for the two years ended December 31, 1994 and 1995 (Successor). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiary at December 31, 1994 and 1995, and the results of the Predecessor's operations and its cash flows for the period from January 1, 1993 through August 31, 1993 and the results of the Successor's operations and its cash flows for the period from September 1, 1993 through December 31, 1993 and for the two years ended December 31, 1994 and 1995 in conformity with generally accepted accounting principles.

  As more fully described in the Notes 1 and 2 to the consolidated financial statements, through its wholly-owned subsidiary, GM Holdings, Inc. acquired General Medical Corporation as of August 31, 1993 in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial statements for the Successor are presented on a different basis of accounting than that of the Predecessor, and therefore are not directly comparable.

DELOITTE & TOUCHE LLP

Richmond, Virginia
March 15, 1996
(November 13, 1996 as to Note 1)

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                      GENERAL MEDICAL INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                DECEMBER 31,
                                              ------------------  SEPTEMBER 30,
                                                1994      1995        1996
                                              --------  --------  -------------
                                                                   (UNAUDITED)
                   ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................. $  5,772  $  3,637    $  5,243
  Trade accounts receivable, net of reserves
   of $3,158, $5,089 and $6,279,
   respectively..............................  156,548   202,528     212,901
  Inventories--merchandise...................  135,035   163,558     159,619
  Prepaid expenses...........................    1,040     5,392       3,464
                                              --------  --------    --------
    Total current assets.....................  298,395   375,115     381,227
                                              --------  --------    --------
PROPERTY, PLANT AND EQUIPMENT:
  Land.......................................    1,385     1,141       1,141
  Buildings..................................   10,310     8,529       8,529
  Machinery and equipment....................   20,455    29,383      34,630
  Leasehold improvements.....................    1,539     2,099       4,267
                                              --------  --------    --------
                                                33,689    41,152      48,567
  Less accumulated depreciation and
   amortization..............................   (6,412)  (12,136)    (15,192)
                                              --------  --------    --------
    Property, plant and equipment, net.......   27,277    29,016      33,375
                                              --------  --------    --------
EXCESS OF PURCHASE PRICE OVER NET ASSETS
 ACQUIRED, NET...............................  253,263   255,407     249,607
OTHER ASSETS.................................   22,411    23,979      20,990
                                              --------  --------    --------
TOTAL ASSETS................................. $601,346  $683,517    $685,199
                                              ========  ========    ========


                See notes to consolidated financial statements.

                      GENERAL MEDICAL INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                  DECEMBER 31,
                                                ------------------  SEPTEMBER 30,
                                                  1994      1995        1996
                                                --------  --------  -------------
                                                                     (UNAUDITED)
     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable............................. $130,228  $149,439    $172,233
  Accrued liabilities..........................   37,520    34,015      17,994
  Accrued consolidation costs..................      --      7,839       6,099
  Accrued compensation.........................   10,155     8,435       9,017
  Current maturities of long-term debt.........      613       905         722
                                                --------  --------    --------
    Total current liabilities..................  178,516   200,633     206,065
                                                --------  --------    --------
Senior credit agreement........................  140,354   207,812     187,661
Senior subordinated notes......................  105,000   105,000     105,000
Subordinated pay-in-kind debentures............   55,966    62,939      70,779
Senior notes, net of discount..................   41,848    48,336      55,944
Deferred taxes.................................    5,157       596         740
Other long-term liabilities....................    1,729     1,022         611
Commitments and contingencies
STOCKHOLDERS' EQUITY:
  Common Stock, $.01 par value; 8,398,500,
   8,938,902, 9,110,476 shares issued..........       84        89          91
  Class A Convertible Common Stock, $.01 par
   value; 1,214,231 shares issued..............       12        12          12
  Additional paid-in capital...................  101,941   109,115     111,823
  Predecessor basis in accounting..............  (20,814)  (20,814)    (20,814)
  Retained deficit.............................   (7,372)  (25,844)    (26,901)
  Treasury stock--at cost; 97,726, 364,863 and
   386,355 shares held, respectively...........   (1,075)   (5,379)     (5,812)
                                                --------  --------    --------
    Total stockholders' equity.................   72,776    57,179      58,399
                                                --------  --------    --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..... $601,346  $683,517    $685,199
                                                ========  ========    ========

                      GENERAL MEDICAL INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                          PREDECESSOR                 COMPANY                            COMPANY
                          ------------ --------------------------------------  ---------------------------
                          EIGHT MONTH   FOUR MONTH      YEAR         YEAR       NINE MONTH    NINE MONTH
                          PERIOD ENDED PERIOD ENDED    ENDED        ENDED      PERIOD ENDED  PERIOD ENDED
                           AUGUST 31,  DECEMBER 31, DECEMBER 31, DECEMBER 31,  SEPTEMBER 30, SEPTEMBER 30,
                              1993         1993         1994         1995          1995          1996
                          ------------ ------------ ------------ ------------  ------------- -------------
                                                                                (UNAUDITED)   (UNAUDITED)
Revenues:
  Sales.................    $610,849    $ 300,689    $1,112,716  $ 1,490,919    $ 1,098,502   $ 1,270,512
  Other income..........         792          232         1,124        1,224            940           916
                            --------    ---------    ----------  -----------    -----------   -----------
                             611,641      300,921     1,113,840    1,492,143      1,099,442     1,271,428
Cost of sales...........     503,744      249,219       912,182    1,214,714        895,775     1,036,701
Selling, general and
 administrative
 expenses...............      88,210       43,969       161,662      236,429        174,290       189,704
Consolidation costs.....         --           --            --        10,216          9,561         2,031
Loss (gain) on sale of
 manufacturing assets...         --           --         (2,788)         709            --            --
Amortization of excess
 of purchase price over
 net assets acquired....         --         1,780         5,530        6,678          4,996         5,043
Amortization of other
 intangible assets......         --         2,053         5,994        2,714          2,239           630
Interest expense........       3,828        8,534        32,006       45,183         33,262        35,836
                            --------    ---------    ----------  -----------    -----------   -----------
Income (loss) before
 income taxes...........      15,859       (4,634)         (746)     (24,500)       (20,681)        1,483
Income tax provision
 (benefit)..............       6,565         (727)        2,719       (6,028)        (5,260)        2,540
                            --------    ---------    ----------  -----------    -----------   -----------
Income (loss) from
 continuing operations..       9,294       (3,907)       (3,465)     (18,472)       (15,421)       (1,057)
Income from discontinued
 operations.............       1,141          --            --           --             --            --
                            --------    ---------    ----------  -----------    -----------   -----------
Net income (loss).......    $ 10,435    $  (3,907)   $   (3,465) $   (18,472)   $   (15,421)  $    (1,057)
                            ========    =========    ==========  ===========    ===========   ===========
Net loss per common
 share:.................                $   (0.47)   $    (0.38) $     (1.73)   $     (1.44)  $     (0.10)
Weighted average number
 of common shares
 outstanding............                8,320,105     9,150,596   10,685,596     10,690,606    10,594,461

                See notes to consolidated financial statements.

                      GENERAL MEDICAL INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                         PREDECESSOR                 COMPANY                             COMPANY
                         ------------ ---------------------------------------  ---------------------------
                         EIGHT MONTH   FOUR MONTH      YEAR          YEAR       NINE MONTH    NINE MONTH
                         PERIOD ENDED PERIOD ENDED    ENDED         ENDED      PERIOD ENDED  PERIOD ENDED
                          AUGUST 31,  DECEMBER 31, DECEMBER 31,  DECEMBER 31,  SEPTEMBER 30, SEPTEMBER 30,
                             1993         1993         1994          1995          1995          1996
                         ------------ ------------ ------------  ------------  ------------- -------------
                                                                                (UNAUDITED)   (UNAUDITED)
CASH FLOWS FROM
 OPERATING ACTIVITIES:
 Net income (loss) from
  continuing
  operations...........   $   9,294    $  (3,907)  $    (3,465)  $   (18,472)   $   (15,421)  $    (1,057)
 Net income from
  discontinued
  operations...........       1,141          --            --            --             --            --
 Adjustments to
  reconcile net loss to
  net cash provided by
  (used in) operating
  activities:
 Depreciation and
  amortization.........       1,952        1,158         3,819         4,345          3,164         3,663
 Amortization of
  deferred interest....         131          701         2,517         3,428          2,463         3,018
 Amortization of
  deferred debenture
  interest.............         --         2,021         9,158        14,097         10,432        11,753
 Amortization of excess
  of purchase price
  over net assets
  acquired and other
  intangibles..........         --         3,833        11,524         9,392          7,235         5,673
 Deferred income taxes.        (816)      (2,322)       (4,198)       (4,305)        (4,716)          144
 Loss (gain) on sale of
  fixed assets.........          (9)         (14)           68            57             59            69
 Loss (gain) on sale of
  manufacturing assets.         --           --         (2,788)          709            --            --
 Changes in assets and
  liabilities, net of
  effect of business
  acquisitions:
  Accounts receivable..       4,175       (4,640)      (19,014)      (31,389)       (17,745)      (11,157)
  Inventories..........      (3,874)      (5,164)      (11,096)      (21,584)       (14,422)        3,678
  Accounts payable and
   accrued expenses....      (5,319)      15,387        (7,302)       15,719         14,513        17,228
  Income taxes payable.        (623)        (880)        5,175        (6,214)        (5,640)        2,452
  Accrued interest.....         --         4,345         2,743           756         (4,597)       (5,453)
  Other assets and
   liabilities, net....        (247)         (18)          255           267             95        (1,787)
                          ---------    ---------   -----------   -----------    -----------   -----------
   Net cash provided by
    (used in) operating
    activities.........       5,805       10,500       (12,604)      (33,194)       (24,580)       28,224
                          ---------    ---------   -----------   -----------    -----------   -----------
CASH FLOWS FROM
 INVESTING ACTIVITIES:
 Settlement on purchase
  price of acquired
  business.............         --           --            --            --             --          2,055
 Receipts on (issuance
  of) notes receivable.         (55)          98           136            26              3           (17)
 Proceeds from sale of
  assets...............          64          399             5           889          3,923         1,100
 Purchase of
  businesses, net of
  cash acquired........         --      (221,536)      (97,383)      (27,339)       (27,339)          --
 Capital expenditures..      (1,601)        (579)       (3,786)       (8,213)        (5,853)       (8,302)
 Proceeds from sale of
  manufacturing
  business.............         --           --          5,060         3,071            --            --
                          ---------    ---------   -----------   -----------    -----------   -----------
   Net cash used in
    investing
    activities.........      (1,592)    (221,618)      (95,968)      (31,566)       (29,266)       (5,164)
                          ---------    ---------   -----------   -----------    -----------   -----------
CASH FLOWS FROM
 FINANCING ACTIVITIES:
 Proceeds from
  borrowing under
  credit facilities....     774,673      224,838     1,196,399     1,613,359      1,207,522     1,310,400
 Payments of borrowing
  under credit
  facilities...........    (773,941)    (218,279)   (1,151,044)   (1,545,902)    (1,153,370)   (1,330,551)
 Proceeds from
  refinancing credit
  facilities...........         --        88,440           --            --             --            --
 Retirement of credit
  facility.............         --       (87,214)          --            --             --            --
 Proceeds from issuance
  of senior notes......         --           --         41,793           --             --            --
 Proceeds from senior
  subordinated debt....         --       105,000           --            --             --            --
 Proceeds from pay-in-
  kind debentures......         --        50,000           --            --             --            --
 Payment of acquisition
  and financing fees...      (7,230)     (18,611)       (5,881)       (2,926)        (1,959)         (636)
 Payments on other long
  term debt............         --          (350)         (774)         (685)          (640)         (398)
 Proceeds from issuance
  of common stock......         --        75,000        27,221         1,106          1,106            32
 Purchase of stock
  warrant..............      (1,250)         --            --            --             --            --
 Proceeds from sale of
  treasury stock.......         119          --            226           --             --            --
 Purchase of treasury
  stock................          (1)        (103)       (1,199)       (2,327)        (2,317)         (301)
                          ---------    ---------   -----------   -----------    -----------   -----------
   Net cash provided by
    (used in) financing
    activities.........      (7,630)     218,721       106,741        62,625         50,342       (21,454)
                          ---------    ---------   -----------   -----------    -----------   -----------
NET INCREASE (DECREASE)
 IN CASH AND CASH
 EQUIVALENTS...........      (3,417)       7,603        (1,831)       (2,135)        (3,504)        1,606
CASH AND CASH
 EQUIVALENTS, BEGINNING
 OF PERIOD.............      15,813          --          7,603         5,772          5,772         3,637
                          ---------    ---------   -----------   -----------    -----------   -----------
CASH AND CASH
 EQUIVALENTS, END OF
 PERIOD................   $  12,396    $   7,603   $     5,772   $     3,637    $     2,268   $     5,243
                          =========    =========   ===========   ===========    ===========   ===========

                See notes to consolidated financial statements.

                      GENERAL MEDICAL INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

    FOUR MONTHS ENDED DECEMBER 31, 1993, THE YEARS ENDED DECEMBER 31, 1994
          AND 1995 AND THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1996
                            (DOLLARS IN THOUSANDS)

                                           CLASS A CONVERTIBLE
                            COMMON STOCK       COMMON STOCK      ADDITIONAL TREASURY STOCK    PREDECESSOR
                          ---------------- ---------------------- PAID IN   ----------------   BASIS IN   RETAINED
                           SHARES   AMOUNT   SHARES      AMOUNT   CAPITAL   SHARES   AMOUNT   ACCOUNTING  DEFICIT    TOTAL
                          --------- ------ ------------ ------------------- -------  -------  ----------- --------  --------
Initial
 capitalization,
 August 31, 1993...       7,056,000  $70        445,000  $    5   $ 74,925      --   $   --    $(20,814)  $    --   $ 54,186
Purchase of stock
 from
 management shareholders.       --   --             --      --         --    11,287     (103)       --         --       (103)
Net loss...........             --   --             --      --         --       --       --         --      (3,907)   (3,907)
                          ---------  ---   ------------  ------   --------  -------  -------   --------   --------  --------
Balance, December
 31, 1993..........       7,056,000   70        445,000       5     74,925   11,287     (103)   (20,814)    (3,907)   50,176
Purchase of stock
 from
 management shareholders.       --   --             --      --         --   109,071   (1,198)       --         --     (1,198)
Issuance of common
 stock.............       1,342,500   14        769,231       7     27,016      --       --         --         --     27,037
Reissuance of
 treasury stock....             --   --             --      --         --   (22,632)     226        --         --        226
Net loss...........             --   --             --      --         --       --       --         --      (3,465)   (3,465)
                          ---------  ---   ------------  ------   --------  -------  -------   --------   --------  --------
Balance, December
 31, 1994..........       8,398,500   84      1,214,231      12    101,941   97,726   (1,075)   (20,814)    (7,372)   72,776
Purchase of stock
 from
 management shareholders.       --   --             --      --         --   267,137   (4,304)       --         --     (4,304)
Issuance of common
 stock.............         540,402    5            --      --       7,174      --       --         --         --      7,179
Net loss...........             --   --             --      --         --       --       --         --     (18,472)  (18,472)
                          ---------  ---   ------------  ------   --------  -------  -------   --------   --------  --------
Balance, December
 31, 1995..........       8,938,902   89      1,214,231      12    109,115  364,863   (5,379)   (20,814)   (25,844)   57,179
Purchase of stock
 from
 management shareholders.       --   --             --      --         --    21,492     (433)       --         --       (433)
Issuance of common
 stock.............         171,574    2            --      --       2,708      --       --         --         --      2,710
Net loss...........             --   --             --      --         --       --       --         --      (1,057)   (1,057)
                          ---------  ---   ------------  ------   --------  -------  -------   --------   --------  --------
Balance, September
 30, 1996
 (unaudited).......       9,110,476  $91      1,214,231  $   12   $111,823  386,355  $(5,812)  $(20,814)  $(26,901) $ 58,399
                          =========  ===   ============  ======   ========  =======  =======   ========   ========  ========

                See notes to consolidated financial statements.

                      GENERAL MEDICAL INC. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (DOLLARS IN THOUSANDS, EXCEPT AS OTHERWISE NOTED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation--The consolidated financial statements include the accounts of General Medical Inc. (formerly New GMH, Inc.) (the "Company") and its subsidiary, GM Holdings, Inc. ("Holdings"). The Company was formed on January 23, 1995 as a nonoperating holding company for the purpose of effecting a merger whereby Holdings became a wholly owned subsidiary of the Company. The transaction represented a reorganization between entities under common control and was accounted for in a manner similar to a pooling of interests. Accordingly, there was no change in the underlying basis of assets and liabilities of Holdings or its subsidiaries.

  In August 1993, Holdings was formed to acquire General Medical Corporation, a Virginia corporation, ("General Medical") from Rabco Health Services, Inc. (the "Predecessor"). The consolidated financial statements and footnote disclosures prior to the date of the Original Acquisition (as defined, see
Note 2) are not comparable due to the accounting for the Original Acquisition.

  Nature of Business and Principles of Consolidation--The Company through Holdings' wholly owned subsidiary, General Medical, operates in the health care industry distributing medical and surgical products and equipment to the nation's providers of healthcare, such as hospitals, physicians' offices and clinics and extended care facilities.

  All significant intercompany activity has been eliminated.

  Fiscal Year--The fiscal year ends on the Sunday nearest December 31. The year ended December 31, 1994 consisted of 52 weeks and ended on January 1, 1995. The year ended December 31, 1995 consisted of 52 weeks and ended on December 31, 1995. The periods ended September 30, consisted of 39 weeks in 1995 and 1996 and ended on October 1, and September 29, respectively.

  Cash Equivalents--Cash equivalents consist of short-term investments in nonequity-type instruments recorded at cost, which approximates market. For purposes of the consolidated statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

  Inventories--Inventories, which consist primarily of medical supplies and equipment, are stated at the lower of cost or market, with cost determined by the first-in, first-out method. However, certain subsidiaries of General Medical determine cost using the last-in, first-out method.

  Property, Plant and Equipment--Property, plant and equipment is stated at cost. Depreciation is provided using the straight line method over estimated useful lives of 20--40 years for buildings, and 3--10 years for machinery and equipment. Leasehold improvements are depreciated over the lesser of useful life or the lease term.

  Intangible Assets--Goodwill represents the excess of purchase price over net assets acquired, and is being amortized on a straight line basis over 40 years from the date of acquisition. Other intangible assets, consisting mainly of software and trademarks at December 31, 1995, are being amortized on a straight line basis over 1--5 and 30 years, respectively.

  Other Assets--Other assets include the deferred costs of obtaining financing which are being amortized using the effective interest method over the life of the related debt.

  Revenue Recognition--Sales are recorded when merchandise is shipped to customers. Sales returns and allowances are treated as reductions to sales and are provided based on historical experience and current estimates.

                      GENERAL MEDICAL INC. AND SUBSIDIARY

  Income Taxes--The Company provides for deferred income taxes under the asset and liability method, whereby deferred income taxes result from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements.

  Net Income (Loss) Per Share of Common Stock--The computation of net income
(loss) per common share is based on the weighted average number of shares of Common Stock and Class A Common Stock outstanding during the period plus (in periods in which they have a dilutive effect) the effect of common equivalent shares contingently issuable from stock options.

  Pursuant to Securities and Exchange Commission requirements, common and common equivalent shares issued within a year prior to the initial filing of the Company's proposed public offering at a value below the offering price have been included in the calculation as if they were outstanding for all periods presented. (Also see Notes 2 and 14)

  Business and Credit Concentrations--The Company's customers operate in the healthcare industry and generally fall into two broad markets: hospital customers (acute care) and alternate site customers (primary care and extended care). They are not concentrated in any specific geographic region. No single customer accounted for a significant amount of the Company's sales, and there were no significant accounts receivable from a single customer. The Company reviews a customer's credit history before extending credit. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends, and other information.

  Fair Value of Financial Instruments--The carrying amounts of all current assets and liabilities which qualify as financial instruments at December 31, 1995, approximate fair value. The fair value of the Company's debt instruments are discussed in Note 5.

  Estimates--The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect amounts reported and disclosed in the financial statements. Actual results could differ from those estimates.

  The Company assesses impairment of tangible and intangible long lived assets, including related goodwill, whenever changes or events indicate that the carrying value may not be recoverable. Such impairments are recognized based on any shortfall of carrying amounts to expected future undiscounted cash flows.

  Stock Based Compensation--The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation". This standard establishes a fair value method for accounting for stock based compensation plans either through recognition or disclosure. Management intends to adopt this standard in 1996 by disclosing pro forma net income and earnings per share amounts assuming the fair value method was adopted on January 1, 1995. The adoption of this standard will not impact the Company's results of operations, financial position or cash flows.

  Interim Financial Data (Unaudited)--The interim financial data at September 30, 1996 and for the nine-month periods ended September 30, 1995 and 1996 is unaudited; however, in the opinion of management, such interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim period.

2. ACQUISITIONS

  Pursuant to a plan of merger, General Medical was acquired by Holdings in August of 1993 for approximately $238.3 million (the "Original Acquisition"). The acquisition was accounted for using the

                      GENERAL MEDICAL INC. AND SUBSIDIARY
purchase method of accounting whereby the purchase cost was allocated to the fair value of assets acquired and liabilities assumed based on valuations and other studies performed as of the date of the Original Acquisition. The excess of the purchase price over the fair value of net assets acquired was approximately $186.9 million net of the effect of a basis adjustment of $20.8 million representing the continuing interests of certain management shareholders. Such goodwill is being amortized on a straight line basis over 40 years.

  In 1994 and early 1995, the Company acquired through General Medical several companies that operate in the same industry as General Medical, primarily in the alternate care market:

    In July of 1994, General Medical acquired the capital stock of F.D. Titus and Son Inc., ("Titus") for approximately $66.0 million (the "Titus Acquisition"). In addition, in August of 1994, General Medical acquired substantially all of the assets and assumed certain liabilities of Foster Medical Supply, Inc., ("Foster") for a purchase price of approximately $32.5 million (the "Foster Acquisition"). Determination of the final purchase price for Foster is subject to completion of an independent audit of the acquired net assets at the date of the acquisition and final agreement between the parties. It is not expected, however, that any adjustments will result in an increase in purchase price.

    Both of these acquisitions have been accounted for using the purchase method of accounting and, accordingly, the operating results of the acquired companies have been included in consolidated operating results since the date of the respective acquisitions. Combined goodwill resulting from the Titus Acquisition and the Foster Acquisition amounted to $72.2 million and is being amortized over 40 years on a straight line basis.

    The Company also acquired Randolph Medical Inc. ("Randolph") on January 5, 1995 for an aggregate purchase price of $25.5 million (the "Randolph Acquisition"). The purchase price exceeded the fair value of net assets acquired by approximately $10.0 million. The resulting goodwill will be amortized on a straight line basis over 40 years.

  Following these acquisitions, Titus and Randolph have continued operations under their respective names as subsidiaries of General Medical.

  As a result of the Titus Acquisition, Foster Acquisition and Randolph Acquisition (collectively, the "Acquisitions"), the results of the Company's operations for the year ended December 31, 1995 are not comparable with the results of operations for the corresponding period in 1994.

  The following unaudited pro forma summary presents 1994 consolidated results of operations as if the Acquisitions had occurred at January 1, 1994 and does not purport to be indicative of what would have occurred had the Acquisitions been made as of such date or the results which may occur in the future.

                                                                   PRO FORMA
                                                               DECEMBER 31, 1994
                                                               -----------------
      Revenues................................................    $ 1,378,945
      Net Loss................................................    $   (12,431)
      Net Loss Per Common Share...............................    $     (1.16)
      Weighted Average Number of Common Shares Outstanding....     10,759,226

3. CONSOLIDATION COSTS

  During 1995, the Company entered into a plan to change the organizational structure of its sales and operations functions. The reorganization was undertaken to structure these areas along the lines of functional responsibilities as opposed to multiple general managers. In addition, the Company entered into an aggressive plan to redeploy its distribution resources in order to better serve its customers and facilitate the integration of

                      GENERAL MEDICAL INC. AND SUBSIDIARY
the acquired companies. This consolidation plan, which will be implemented over the next fifteen months at a total estimated cost of $15.0 million, will include charges for employee termination and relocation, facility shutdown costs and losses expected from the sale and abandonment of property. The Company recorded a one time charge of $8.6 million in September 1995 consisting of severance ($3.7 million), net facility lease cancellation costs ($4.5 million) and a loss from a plan to dispose of long-lived assets ($0.4 million) related to facility shutdowns reasonably expected to occur within one year. For the year ended December 31, 1995, total plan charges amounted to $10.2 million. The remaining estimated charges of approximately $4.8 million will be recorded over the next fifteen months for the physical relocation of inventory and employees.

  The following is a rollforward of accrued consolidation costs:

                                      BALANCE                         BALANCE
                                    DECEMBER 31,                    DECEMBER 31,
   TYPE OF COST                         1994     ADDITIONS PAYMENTS     1995
   ------------                     ------------ --------- -------- ------------
   Severance.......................     $--       $3,691    $(744)     $2,947
   Facility lease cancellations....      --        4,493      (36)      4,457
   Other...........................      --          435      --          435
                                        ----      ------    -----      ------
   Total...........................     $--       $8,619    $(780)     $7,839
                                        ====      ======    =====      ======

  Additional costs incurred during the year related to the plan included approximately $1.6 million in severance, moving expenses, travel costs, equipment rental and professional fees.

4. INTANGIBLE ASSETS

  The components of intangible assets are as follows:

                                                               DECEMBER 31,
                                                             ------------------
                                                               1994      1995
                                                             --------  --------
   Goodwill................................................. $260,573  $269,395
   Accumulated Amortization.................................   (7,310)  (13,988)
                                                             --------  --------
   Goodwill, net............................................ $253,263  $255,407
                                                             ========  ========
   Other Intangible Assets
    (included in other assets)
     Customer Lists......................................... $  8,038  $    604
     Other..................................................    5,575     6,367
                                                             --------  --------
                                                               13,613     6,971
     Accumulated Amortization...............................   (8,046)   (2,350)
                                                             --------  --------
   Other Intangible Assets, Net............................. $  5,567  $  4,621
                                                             ========  ========

                      GENERAL MEDICAL INC. AND SUBSIDIARY

5. LONG-TERM DEBT

                                                                 DECEMBER 31,
                                                               -----------------
                                                                 1994     1995
                                                               -------- --------
   Senior Credit Agreement:
     8.625% fixed interest rate to April 6, 1995.............. $120,000 $    --
     8.6875% fixed interest rate to January 10, 1996..........      --   145,000
     8.6875% fixed interest rate to February 20, 1995.........   15,000      --
     8.6875% fixed interest rate to January 24, 1996..........      --    35,000
     Variable interest rates including prime plus 1.50%
      (Prime was 8.50% at December 31, 1994 and 1995).........    5,354   27,812
   10.875% Series A Senior Subordinated Notes due 2003........  105,000  105,000
   12.125% Series A Subordinated Pay-in Kind 12 1/8%
    Debentures due 2005.......................................   55,966   62,939
   12.5% (effective rate of 15.26%) Senior Notes due 2004,
    fair value of $50,000 net of unamortized bond discount of
    $8,152 at December 31, 1994, fair value of $56,224 net of
    unamortized bond discount of $7,888 at December 31, 1995..   41,848   48,336
   Other obligations, due at various dates through 1998,
    interest ranging from 7% to 10%...........................    1,992    1,461
                                                               -------- --------
                                                                345,160  425,548
   Less: Current maturities...................................      613      905
                                                               -------- --------
   Total long-term debt....................................... $344,547 $424,643
                                                               ======== ========

  In October 1995, the Company entered into an amendment and restatement (the "Amendment") of the Senior Credit agreement (the "Credit Agreement") providing for, among other things, an increase in the credit commitment to an aggregate of $235.0 million and the modification of certain convenants to permit the consolidation of the Company's distribution centers. Borrowings under this long-term facility, which expires August 31, 1998, are secured by specified assets, in accordance with a formula, as defined in the Credit Agreement. Additionally, the Credit Agreement requires the maintenance of certain levels of working capital, net worth and cash flows, and imposes restrictions on investments, fixed asset additions, cash dividends and other borrowings. Under the most restrictive provisions of the Credit Agreement, General Medical must maintain a consolidated net worth amount of not less than $138.3 million and is prohibited from paying any dividends except in certain circumstances to Holdings. Net worth is defined as net worth determined in accordance with generally accepted accounting principles adjusted for the predecessor basis in accounting adjustment, amortization of goodwill and intangibles, depreciation of purchase accounting appraisal adjustments to fixed assets and amortization of debt financing costs. At December 31, 1995, General Medical had available, after letters of credit outstanding, unused borrowing capacity of approximately $24.7 million.

  Interest rates under the Credit Agreement vary, as General Medical may choose from fixed and variable interest rate options. Fixed rate borrowing options, including a) the greatest of (i) the Prime Rate in effect on such day
(ii) the Base CD Rate in effect on such day plus 1% and (iii) the Federal Funds Effective Rate in effect on such day plus 0.50%; plus 1.50% or b) the Adjusted LIBOR Rate plus 2.75% per annum as defined in the Credit Agreement, may lock in borrowings up to six months at a time. All amounts not covered under one of the fixed rate options will incur variable interest rates based upon the prime rate plus 1.50%. A commitment fee of 0.50% per annum is assessed on the unused commitments.

  On November 24, 1993, General Medical entered into a four-year interest rate protection agreement. This agreement covers $33.0 million of debt drawn on General Medical's revolving credit agreement. The agreement

                      GENERAL MEDICAL INC. AND SUBSIDIARY
sets both a floor and a cap as to the interest rate on the $33.0 million. If General Medical borrows under the Credit Agreement at interest rates based on LIBOR rates between 3.75% and 8.00%, the interest paid would be the rate at which borrowings were made. If General Medical borrows under the Credit Agreement at LIBOR interest rate of less than 3.75% (the floor), additional payments would be due.

  The Senior Subordinated Notes (the "Notes") require semi-annual payments of interest. Interest on the Subordinated Pay in Kind 12 1/8% Debentures (the "12 1/8% Debentures") prior to August 15, 1998 may, at the election of General Medical, be paid in additional 12 1/8% Debentures, however, the Credit Agreement requires interest on the 12 1/8% Debentures to be paid in additional 12 1/8% Debentures through August 31, 1996. The Debt Securities may be redeemed after August 15, 1998 at a redemption premium and after August 15, 2000 at par.

  The Senior Notes are unsecured obligations of Holdings, issued July 28, 1994. The Senior Notes are redeemable, at Holdings' option, at any time prior to maturity. The Senior Notes require semi-annual payments of interest which may be paid at Holdings' option through the issuance of additional Senior Notes ("Additional Securities"). However, Holdings must redeem any and all Additional Securities prior to July 15, 1999. In addition, Holdings must make a cash payment equal to the full amount of the accrued and unpaid original issue discount related to the Senior Notes prior to July 15, 2002. Under the terms of the Senior Notes, the Company is required to sell, at par value, up to 331,148 shares of its Common Stock to the Notes purchasers if, at specified dates, the Senior Notes remain outstanding or certain other conditions exist. In 1995, 82,787 shares were issued pursuant to the terms.

  The terms of the Notes, 12 1/8% Debentures and Senior Notes place certain restrictive covenants on Holdings' and its subsidiary use of cash. In general, all cash received is to be used to satisfy obligations under these borrowings. Substantially all of the net assets of Holdings and its subsidiary are restricted with regard to paying dividends, utilizing cash for investments, issuing or redeeming common stock and preferred stock and incurring additional debt. In addition, each of the debt obligations sets forth certain minimum financial measures with regard to net worth and debt coverage ratios. At December 31, 1995, Holdings is in compliance with all of the covenants.

  All interest payments on the Senior Notes have been made (and it is anticipated will continue to be made) through the issuance of Additional Securities as permitted under the terms of the Senior Notes. Holdings' ability to redeem all or any portion of the Senior Notes or Additional Securities is limited to the extent that funds would be generated through a capital infusion.

  The estimated fair value amounts of the Notes, 12 1/8% Debentures and the Senior Notes have been determined by the Company, using appropriate market information and valuation methodologies. Considerable judgment is required to develop the estimates of fair value, thus, the estimates provided herein are not necessarily indicative of the amounts that could be realized in a current market exchange.

                                                        DECEMBER 31,
                                             -----------------------------------
                                                   1994              1995
                                             ----------------- -----------------
                                             CARRYING   FAIR   CARRYING   FAIR
                                              AMOUNT   VALUE    AMOUNT   VALUE
                                             -------- -------- -------- --------
   Senior Credit Agreement.................  $140,354 $140,354 $207,812 $207,812
   10.875% Senior Subordinated Notes.......   105,000  103,425  105,000  105,525
   12.125% Subordinated Pay-in-Kind 12 1/8%
    Debentures.............................    55,966   54,097   62,939   62,939
   12.5% Senior Notes, net of discount.....    41,848   41,848   48,336   48,336

  Long-term debt maturing after December 31, 1995 are as follows: $0.9 million
(1996); $0.6 million (1997); $208.1 million (1998); $6.2 million (1999); $8.2 million (2002); $105.0 million (2003); $41.8 million (2004) and $62.9 million
(2005).

                      GENERAL MEDICAL INC. AND SUBSIDIARY

6. INCOME TAXES

  Significant components of the income tax provision (benefit) are as follows:

                                          PREDECESSOR         COMPANY
                                          ----------- -------------------------
                                                           DECEMBER 31,
                                                      -------------------------
                                          AUGUST 31,
                                             1993      1993     1994     1995
                                          ----------- -------  -------  -------
   Currently payable:
     Federal.............................   $ 6,580   $ 1,338  $ 5,498  $  (830)
     State...............................     1,338       (80)   1,444     (893)
   Deferred:
     Federal.............................    (1,094)   (1,568)  (3,220)  (3,262)
     State...............................      (259)     (417)  (1,003)  (1,043)
                                            -------   -------  -------  -------
                                            $ 6,565   $  (727) $ 2,719  $(6,028)
                                            =======   =======  =======  =======

  A reconciliation of income taxes computed at the federal statutory rate to actual income tax expense is as follows:

                                          PREDECESSOR        COMPANY
                                          ----------- ------------------------
                                                           DECEMBER 31,
                                                      ------------------------
                                          AUGUST 31,
                                             1993      1993     1994    1995
                                          ----------- -------  ------  -------
   Tax at statutory rate.................   $5,551    $(1,622) $ (261) $(8,330)
   State and local income taxes, net of
    Federal income tax effect............      696       (235)    (38)  (1,261)
   Effect of goodwill....................      --         987   3,186    3,374
   Other.................................      318        143    (168)     189
                                            ------    -------  ------  -------
                                            $6,565    $  (727) $2,719  $(6,028)
                                            ======    =======  ======  =======

  The income tax effect of items comprising deferred taxes are as follows:

                                                                DECEMBER 31,
                                                               ----------------
                                                                1994     1995
                                                               -------  -------
   Change in accounting method from LIFO to FIFO.............  $ 1,497  $   --
   Intangible and fixed asset basis differences and
    accelerated depreciation for tax purposes................    7,948    7,432
   Inventory costs capitalized for tax purposes and inventory
    valuation allowance......................................   (2,372)  (3,173)
   Allowance for doubtful accounts...........................   (1,263)  (1,333)
   Consolidation plan........................................      --    (3,136)
   Other differences.........................................     (653)     806
                                                               -------  -------
                                                               $ 5,157  $   596
                                                               =======  =======

                      GENERAL MEDICAL INC. AND SUBSIDIARY

7. SUPPLEMENTAL CASH FLOW INFORMATION

                                            DECEMBER 31,       SEPTEMBER 30,
                                          ------------------  -----------------
                                            1994      1995      1995     1996
                                          --------  --------  --------  -------
                                                                (UNAUDITED)
   Cash paid for interest and income
    taxes:
     Interest............................ $ 17,499  $ 26,837  $ 24,912  $26,526
                                          ========  ========  ========  =======
     Income taxes........................ $  3,162  $  4,491  $  5,097  $ 1,960
                                          ========  ========  ========  =======
   Non-cash investing and financing
    activities:
     Details of business acquired:
       Fair value of assets acquired..... $145,019  $ 37,298  $ 37,298  $   --
       Less cash paid....................  (97,383)  (27,339)  (27,339)     --
                                          --------  --------  --------  -------
       Liabilities assumed............... $ 47,636  $  9,959  $  9,959  $   --
                                          ========  ========  ========  =======
     Interest accretion.................. $  5,966  $ 13,197  $    --   $15,090
                                          ========  ========  ========  =======
     Issuance of Common Stock for
      business acquisitions.............. $ 26,458  $  5,000
                                          ========  ========
     Increase in debt issuance costs.....           $  3,971
                                                    ========

8. LEASES

  The Company and its subsidiary have numerous operating leases covering real property and equipment. Future minimum payments required under noncancelable operating leases for the years ended December 31, are as follows:

      1996.............................................................. $11,163
      1997..............................................................   8,738
      1998..............................................................   6,276
      1999..............................................................   3,655
      2000..............................................................   2,486
      2001 and thereafter...............................................   6,037
                                                                         -------
      Total............................................................. $38,355
                                                                         =======

  Total rental expense included in operations is as follows: the Predecessor-- January 1, 1993 through August 31, 1993, $4.7 million; the Company--September 1, 1993 through December 31, 1993, $2.4 million; years ended December 31, 1994 and 1995, $9.3 and $12.9 million, respectively.

9. EMPLOYEE BENEFIT PLANS

  General Medical has a defined contribution (401K) plan covering substantially all nonunion employees. The plan provides for matching contributions of 50 percent of a participant's contribution up to a maximum participant contribution of 6 percent of salary. In addition, General Medical contributes to the plan 1 percent of the annual compensation of employees of record at December 31. Benefit expense included in operations is as follows: the Predecessor--January 1, 1993 through August 31, 1993, $1.4 million; the Company--September 1, 1993 through December 31, 1993, $0.6 million; years ended December 31, 1994 and 1995, $2.1 and $2.7 million, respectively.

  Under a stock incentive plan, the Company may grant options for the purchase of its Common Stock to directors, officers and employees. The options must be granted at exercise prices of not less than fair market value and expire within ten years from the date of grant.

                      GENERAL MEDICAL INC. AND SUBSIDIARY

  Forty percent of the options granted become exercisable ratably according to a five year vesting schedule. Sixty percent of the options represent a variable award subject to the satisfaction of performance and other financial criteria. The determination of compensation cost to the Company associated with these options will occur at the measurement date, and will be measured by the difference in the fair market value of the shares at the measurement date and the option price at the date of grant.

  Transactions under the various stock option and incentive plans for the periods indicated were as follows:

                                                             1994       1995
                                                           ---------  ---------
   Outstanding beginning of year..........................   929,063  1,050,468
   Granted................................................   174,843     19,688
   Canceled...............................................   (53,438)  (374,588)
   Exercised..............................................       --     (16,200)
                                                           ---------  ---------
   Outstanding, end of year............................... 1,050,468    679,368
                                                           =========  =========
   Exercisable, end of year...............................    70,050     93,413
   Remaining shares reserved for issuance.................    62,907    434,007

  The exercise price of options outstanding at December 31, 1994 and 1995 range from $10.00 to $16.00. Options were exercised at $10.00 per share in 1995.

  The Company has a non-qualified stock option plan which provides that options for a maximum of 50,000 shares of Common Stock may be granted to the Company's directors who are not officers or employees of the Company, over a period not to exceed 10 years and at a price equal to the fair market value of the shares at the date of grant. Ten thousand shares were outstanding under the plan at December 31, 1994 and 1995.

10. COMMITMENTS AND CONTINGENCIES

  The Company and its subsidiary are involved in certain litigation arising in the normal course of business. In the opinion of management, the outcome of such litigation will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

  On July 20, 1995, a former shareholder of the Predecessor, purportedly for himself and on behalf of all others similarly situated, commenced a proceeding in New York Supreme Court against General Medical, GM Holdings, Inc., Kelso & Company and one of its officers, and certain present and former officers and directors of the Company alleging fraud, breach of fiduciary duty, and inducing breach of fiduciary duty in connection with the August 1993 acquisition of General Medical by GM Holdings, Inc. The Company and the other defendants intend vigorously to defend this action. The outcome of this litigation cannot be reasonably estimated.

11. RELATED PARTY TRANSACTIONS

  General Medical pays an annual fee to an affiliate of the majority stockholder of the Company in connection with a financial advisory agreement. The fee for the four months ended December 31, 1993 was $0.1 million. The Company paid $0.4 million in each of the years ended December 31, 1994 and 1995.

12. CAPITAL STRUCTURE

  a. The Company is authorized to issue 20,000,000 shares of common stock, consisting of 15,000,000 shares of Common Stock and 5,000,000 shares of Class A Common Stock.

                      GENERAL MEDICAL INC. AND SUBSIDIARY

  The Class A Common Stock is substantially identical to the Common Stock except that the Class A shares are not entitled to voting rights, with certain exceptions stated in the charter and as otherwise required by applicable law. Each Class A stockholder is entitled to convert any or all of its shares into voting Common Stock at any time at no cost to the shareholder, subject to certain restrictions applicable to Regulated Stockholders (as defined in the Company's charter). The Company has the right, at any time, to mandatorily convert the Class A shares into the same number of shares of voting Common Stock, other than Class A shares held of record by a Regulated Stockholder.

  b. The Company is party to a stockholders agreement which sets forth certain restrictions and rights with respect to the transfer of common stock of the Company. The terms of the agreement provide, among other things, that sales of shares of the Company's Common Stock by a management shareholder will be subject to a right of first refusal granted to the Company, its majority stockholders, and certain management shareholders who are parties to the stockholders agreement. Under certain circumstances, the management stockholders may require the Company to repurchase their shares at fair market value upon termination of employment. The Company is not obligated to purchase any shares from a management shareholder to the extent that such repurchase would be prohibited by any debt instrument or agreement or if, in the reasonable opinion of the Board of Directors of the Company, such repurchase would be imprudent in view of the financial condition of the Company and its subsidiary taken as a whole.

  In the fourth quarter of 1995, the Company agreed to purchase from certain former management employees approximately 122,000 shares of its Common Stock and 5,700 shares under option at the price of $16.00 per share. The liability (included in accrued liabilities at December 31, 1995) accrues interest at 6.0%.

  c. In 1994, related to the Titus and Foster acquisitions, the Company sold 1,265,952 shares of Common Stock and 769,231 shares of Class A Common Stock at $13.00 per share.

  d. Subsequent to year-end, the Company purchased 18,917 shares of Common Stock from former management shareholders at prices ranging from $10.00 to $16.00 per share. In addition, the Company issued 82,787 shares of its Common Stock pursuant to the terms of the Senior Notes (see Note 5).

13. SUBSEQUENT EVENTS (UNAUDITED)

  Consolidation plan--As more fully discussed in Note 3, the Company has undertaken an aggressive plan to consolidate many of its distribution centers. The plan, which was originally expected to be substantially complete by September of 1996, has been delayed primarily due to the inability of the Company to secure satisfactory warehouse space for relocated facilities. Management now expects that the plan will be completed by December of 1997, and believes that adjustment to its original cost estimate is unnecessary at this time.

  Stock Option Plan--In June of 1996, the Company amended the 1993 stock incentive plan and granted replacement performance incentive stock options in substitution for the performance portion of previously granted incentive stock options. The replacement performance options are subject to revised financial criteria.

  On June 18, 1996, replacement performance options for 413,334 shares and service options for 241,719 shares, respectively, of Common Stock were granted at fair market value at the date of grant. On October 14, 1996, service options for 30,000 shares of Common Stock were granted at fair market value at the date of grant.

  Purchase of Stock--In November of 1996, the Company repurchased Common Stock from management shareholders in the amount of $2,138,342 pursuant to the terms in the stockholders agreement.

                      GENERAL MEDICAL INC. AND SUBSIDIARY

14. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

  The following is the unaudited quarterly results of operations. (Dollars in thousands, except per share amounts)

                                          FIRST     SECOND    THIRD     FOURTH
                                         QUARTER   QUARTER   QUARTER   QUARTER
                                         --------  --------  --------  --------
   Year ended December 31, 1994:
   Net revenues......................... $243,645  $244,688  $293,041  $332,466
   Gross profit.........................   41,573    41,617    53,447    65,021
   Net income (loss)....................   (2,010)   (1,705)     (982)    1,232
                                         ========  ========  ========  ========
   Net income (loss) per common share...   $(0.24)   $(0.21)   $(0.10)    $0.12
                                         ========  ========  ========  ========
   Year ended December 31, 1995:
   Net revenues......................... $357,071  $364,421  $377,950  $392,701
   Gross profit.........................   68,739    66,970    67,961    73,759
   Net income (loss)....................   (2,192)   (3,415)   (9,814)   (3,051)
                                         ========  ========  ========  ========
   Net income (loss) per common share...   $(0.20)   $(0.31)   $(0.91)   $(0.29)
                                         ========  ========  ========  ========

  The Company's accounting practice relating to physical inventory adjustments for interim periods is to record an estimated amount based upon prior history. These adjustments in 1994 and 1995 were not sufficient to reflect the actual gain resulting from the physical inventory taken on September 30, 1994 and 1995. This resulted in an increase in the fourth quarter pre-tax net income of $1.1 million or $0.10 per common share and $2.0 million or $0.19 per share, respectively. It is not practicable to determine the periods during 1994 and 1995 to which these adjustments relate. In addition, during the fourth quarter of 1994, the Company recognized a gain of $2.8 million related to the sale of certain manufacturing assets.

                               NOVEMBER 22, 1994

                         INDEPENDENT AUDITOR'S REPORT

Board of Directors
Randolph Medical Inc.
 and Subsidiaries
31742 Enterprise Drive
Livonia, Michigan 48150

  We have audited the consolidated balance sheet of Randolph Medical Inc. and Subsidiaries (Michigan corporations) as of September 30, 1994, and the related consolidated statements of changes in stockholders' equity, income and expenses and cash flows for the years ended September 30, 1994 and 1993. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reason-able basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Randolph Medical Inc. and Subsidiaries as of September 30, 1994, and the results of its operations and its cash flows for the years ended September 30, 1994 and 1993, in conformity with generally accepted accounting principles.

                                       FOLLMER, RUDZEWICZ & CO., P.C.
                                       Southfield, Michigan

                     RANDOLPH MEDICAL INC. AND SUBSIDIARIES
                            (Michigan corporations)

                 CONSOLIDATED BALANCE SHEET--SEPTEMBER 30, 1994

                                    ASSETS
CURRENT ASSETS:
 Cash on hand and in banks.............................              $    15,448
 Accounts receivable--trade and other .................  $15,255,827
 Less: Allowance for doubtful accounts.................      269,600  14,986,227
                                                         -----------
 Accrued interest receivable...........................                   75,306
 Inventories, at lower of cost or market...............                7,711,992
 Prepaid expenses......................................                   70,169
 Deferred income taxes, portion due within one year....                  104,900
 Notes receivable, portion due within one year.........                  203,500
                                                                     -----------
  Total current assets.................................              $23,167,542
NOTES RECEIVABLE, net of current portion--Note B.......                  287,500
PROPERTY AND EQUIPMENT, at cost--Notes E and L.........  $ 3,971,589
 Less: Accumulated depreciation........................    3,279,510     692,079
                                                         -----------
OTHER ASSETS:
 Goodwill, net of amortization of $2,438...............  $     7,562
 Memberships...........................................       13,500
 Other investments--Note C ............................       32,500
 Security deposits ....................................       67,894
 Cash surrender value of life insurance................      849,541     970,997
                                                         ----------- -----------
                                                                     $25,118,118
                                                                     ===========
                                  LIABILITIES
CURRENT LIABILITIES:
 Note payable--Bank--Note D............................              $ 3,155,000
 Accounts payable--trade and other.....................                8,019,245
 Accrued expenses......................................                1,275,453
 Federal, state and local income taxes payable.........                  291,144
 Contractual obligations, portion due within one year..                  151,038
                                                                     -----------
  Total current liabilities............................              $12,891,880
CONTRACTUAL OBLIGATIONS, net of current portion--Note E
 ......................................................                  207,124
OTHER LIABILITIES......................................                  218,620
CONTINGENT LIABILITY--Note F...........................                      --
                   STOCKHOLDERS' EQUITY--STATEMENT ATTACHED
CAPITAL STOCK:
 Common, par value $1 per share; authorized 70,000
  shares, issued and outstanding 44,263 shares ........  $    44,263
 Preferred, par value $1 per share; authorized 10,000
  shares, no shares issued ............................          --
PAID IN CAPITAL IN EXCESS OF PAR VALUE.................      340,102
RETAINED EARNINGS......................................   11,416,129  11,800,494
                                                         ----------- -----------
                                                                     $25,118,118
                                                                     ===========

 The attached Notes to Consolidated Financial Statements form an integral part of these statements.

                     RANDOLPH MEDICAL INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                     For the year ended September 30, 1994

                                              PAID IN
                                              CAPITAL
                                                 IN
                                               EXCESS
                           COMMON   PREFERRED  OF PAR   RETAINED
                            STOCK     STOCK    VALUE    EARNINGS       TOTAL
                           -------  --------- -------- -----------  -----------
Balance, October 1, 1993.  $44,817    $ --    $254,098 $10,087,692  $10,386,607
Issuance of common
 stock--Note I...........      344      --      86,004         --        86,348
Outstanding common stock
 acquired--Note J........     (898)     --         --     (197,430)    (198,328)
Net income for the year
 ended September 30,
 1994--statement at-
 tached..................      --       --         --    1,525,867    1,525,867
                           -------    -----   -------- -----------  -----------
Balance, September 30,
 1994....................  $44,263    $ --    $340,102 $11,416,129  $11,800,494
                           =======    =====   ======== ===========  ===========




 The attached Notes to Consolidated Financial Statements form an integral part of these statements.

                     RANDOLPH MEDICAL INC. AND SUBSIDIARIES

           COMPARATIVE CONSOLIDATED STATEMENT OF INCOME AND EXPENSES

                                         FOR THE YEARS ENDED SEPTEMBER 30,
                                      -----------------------------------------
                                                           1993--RESTATED-NOTE
                                             1994                   P
                                      -------------------- --------------------
                                                   PERCENT              PERCENT
                                                   OF NET               OF NET
                                        AMOUNT      SALES    AMOUNT      SALES
                                      -----------  ------- -----------  -------
SALES, net of returns................ $86,180,754   100.0% $74,320,365   100.0%
                                      -----------   -----  -----------   -----
COST OF GOODS SOLD:
 Merchandise......................... $63,816,196    74.0% $54,645,339    73.5%
 Freight.............................     686,264      .8      567,252      .8
                                      -----------   -----  -----------   -----
  Total cost of goods sold........... $64,502,460    74.8% $55,212,591    74.3%
                                      -----------   -----  -----------   -----
  Gross profit....................... $21,678,294    25.2% $19,107,774    25.7%
                                      -----------   -----  -----------   -----
OCCUPANCY EXPENSES................... $ 1,163,137     1.4% $ 1,010,466     1.5%
SELLING EXPENSES.....................   7,881,879     9.2    7,137,364     9.6
WAREHOUSE AND DELIVERY EXPENSES......   4,083,599     4.7    3,343,704     4.4
GENERAL AND ADMINISTRATIVE EXPENSES..   5,833,037     6.7    5,621,679     7.5
                                      -----------   -----  -----------   -----
  Total expenses..................... $18,961,652    22.0% $17,113,213    23.0%
                                      -----------   -----  -----------   -----
  Operating income................... $ 2,716,642     3.2% $ 1,994,561     2.7%
OTHER INCOME (EXPENSE)...............     247,961      .3     (289,018)   (.4 )
                                      -----------   -----  -----------   -----
  Income from continuing operations
   before unusual item and provision
   for Federal, state and local
   income taxes...................... $ 2,964,603     3.5% $ 1,705,543     2.3%
UNUSUAL ITEM.........................    (450,000)   (.6 )         --      --
                                      -----------   -----  -----------   -----
  Income from continuing operations
   before provision for Federal,
   state and local income taxes...... $ 2,514,603     2.9% $ 1,705,543     2.3%
                                      -----------   -----  -----------   -----
PROVISION FOR FEDERAL, STATE AND LO-
 CAL
INCOME TAXES:
 Current year........................ $ 1,064,950     1.2% $   724,600     1.0%
 Deferred............................     (63,100)    (.1)      51,350     --
 Prior year adjustment...............     (13,114)    --       (24,457)    --
                                      -----------   -----  -----------   -----
                                      $   988,736     1.1% $   751,493     1.0%
                                      -----------   -----  -----------   -----
  Income from continuing operations.. $ 1,525,867     1.8% $   954,050     1.3%
                                      -----------   -----  -----------   -----
DISCONTINUED OPERATIONS:
 Income from discontinued operations
  of subsidiaries (net of refundable
  income taxes of $-0- and $138,600). $       --      -- % $    56,498     -- %
 Gain on disposal of Aheco, Inc. (net
  of income taxes of
  $-0- and $57,600)..................         --      --        77,484     --
                                      -----------   -----  -----------   -----
  Net income from discontinued opera-
   tions............................. $       --      -- % $   133,982     -- %
                                      -----------   -----  -----------   -----
  Net income......................... $ 1,525,867     1.8% $ 1,088,032     1.3%
                                      ===========   =====  ===========   =====

 The attached Notes to Consolidated Financial Statements form an integral part of these statements.

                     RANDOLPH MEDICAL INC. AND SUBSIDIARIES

                COMPARATIVE CONSOLIDATED STATEMENT OF CASH FLOWS

                                                       FOR THE YEARS ENDED
                                                          SEPTEMBER 30,
                                                    --------------------------
                                                        1994          1993
                                                    ------------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Cash received from customers...................... $ 83,685,606  $ 72,342,591
 Expenditures to suppliers and employees...........  (82,100,460)  (71,905,118)
 Other operating cash receipts.....................       88,820         7,735
 Interest received.................................      251,971       134,411
 Interest (paid)...................................     (236,930)     (169,869)
 Income taxes (paid)...............................     (858,190)     (399,953)
 Discontinued operations...........................          --        (82,102)
                                                    ------------  ------------
    Net cash provided by (used in) operating activ-
     ities......................................... $    830,817  $    (72,305)
                                                    ------------  ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Proceeds from sale of assets...................... $      9,921  $    531,473
 Expenditures for property and equipment...........     (319,768)     (378,130)
 Proceeds from notes receivable....................      219,000         2,127
 Expenditures for notes receivable.................          --       (610,000)
 Proceeds from sale of marketable securities.......      151,834        96,639
 Expenditures for cash surrender value of life in-
  surance..........................................     (135,667)     (135,885)
                                                    ------------  ------------
 Net cash (used in) investing activities........... $    (74,680) $   (493,776)
                                                    ------------  ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Net borrowings under line-of-credit............... $   (306,000) $  1,118,336
 Proceeds from notes payable and contractual obli-
  gations..........................................       25,213       253,571
 Payments of notes payable and contractual obliga-
  tions............................................     (408,541)     (637,480)
 Proceeds from issuance of common stock............       86,348        11,092
 Expenditures for outstanding common stock ac-
  quired...........................................     (197,430)     (188,712)
                                                    ------------  ------------
    Net cash provided by (used in) financing activ-
     ities......................................... $   (800,410) $    556,807
                                                    ------------  ------------
NET (DECREASE) IN CASH AND CASH EQUIVALENTS........ $    (44,273) $     (9,274)

CASH AND CASH EQUIVALENTS, AT BEGINNING OF YEAR....       59,721        68,995
                                                    ------------  ------------
CASH AND CASH EQUIVALENTS, AT END OF YEAR.......... $     15,448  $     59,721
                                                    ============  ============

                                                    FOR THE YEARS ENDED
                                                       SEPTEMBER 30,
                                                  ------------------------
                                                     1994         1993
                                                  -----------  -----------
RECONCILIATION OF NET INCOME TO NET CASH FLOWS
 FROM OPERATING ACTIVITIES:
  Net income..................................... $ 1,525,867  $ 1,088,032
  Adjustments to reconcile net income to net cash
   flows from
   operating activities:
   Allowance for doubtful accounts...............         --       (47,900)
   Reserve for notes receivable..................     450,000          --
   Depreciation..................................     306,088      423,227
   Amortization..................................         250        3,175
   (Gain) loss on sale of assets.................    (138,128)    (106,985)
   Deferred income taxes.........................     (63,100)      51,350
  Changes in:
   Accounts receivable...........................  (2,495,148)  (1,939,994)
   Other receivables.............................      74,256      (15,202)
   Accrued interest receivable...................     (12,347)         --
   Refundable Federal, state and local income
    taxes .......................................         --       121,692
   Inventories...................................    (594,111)  (1,480,689)
   Prepaid expenses..............................      (4,868)      54,823
   Deposits......................................      12,950          550
   Other assets..................................      (3,000)      (3,000)
   Accounts payable and accrued expenses.........   1,578,462    1,670,998
   Deposits held.................................         --        10,120
   Federal, state and local income taxes payable.     193,646       97,498
                                                  -----------  -----------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVI-
 TIES............................................ $   830,817  $   (72,305)
                                                  ===========  ===========


 The attached Notes to Consolidated Financial Statements form an integral part of these statements.

                    RANDOLPH MEDICAL INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE YEARS ENDED SEPTEMBER 30, 1994 AND 1993

NOTE A--SUMMARY OF ACCOUNTING POLICIES

  The following is a summary of certain accounting policies followed in the preparation of these consolidated financial statements. The policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the consolidated financial statements.

COMPANY OPERATIONS

  The company and its subsidiaries are engaged in the sale and rentals of medical supplies, equipment and surgical instruments.

PRINCIPLES OF CONSOLIDATION

  The consolidated financial statements include the accounts of the company and its wholly-owned domestic subsidiaries, Rancare, Inc. and Randolph Home Care, Inc. All significant intercompany transactions and account balances have been eliminated.

CASH EQUIVALENTS

  For purposes of the statement of cash flows, the company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

  The company and its subsidiaries account for bad debts on the reserve method computed on prior years' experience and management's estimate of the collectability of each account.

INVENTORY VALUATION

  The company's Livonia division's inventory is valued on a last-in, first-out basis. The company's Cleveland and St. Charles divisions' inventories are valued at the lower of cost or market, with cost determined on a first-in, first-out basis. Maintenance, operating and office supplies are not inventoried but are charged to expense when purchased.

PROPERTY AND EQUIPMENT

  Management capitalizes expenditures for property and equipment. Expenditures for maintenance and repairs are charged to operating expenses. Property and equipment are carried at cost. Adjustments of the assets and the related accumulated depreciation accounts are made for property and equipment retirements and disposals, with the resulting gain or loss included in the consolidated statement of income and expenses.

DEPRECIATION

  Depreciation of property and equipment is computed using the straight-line and accelerated methods over the estimated useful lives of assets at acquisition. Depreciation expense for the years ended September 30, 1994 and 1993 was $306,088 and $423,227, respectively. Depreciation expense included in income (loss) from discontinued operations for the years ended September 30, 1994 and 1993 was $-0- and $70,352, respectively.

                    RANDOLPH MEDICAL INC. AND SUBSIDIARIES

                FOR THE YEARS ENDED SEPTEMBER 30, 1994 AND 1993
GOODWILL

  Goodwill arising from the acquisition of net assets where the cost exceeded the net asset value is amortized on a straight-line basis over a forty year period. Amortization of goodwill for each of the years ended September 30, 1994 and 1993 was $250.

PATIENT LIST

  The cost of a patient list obtained from Continuing Care Associates, Inc. by Randolph Home Care, Inc. f/k/a Aheco, Inc. of $136,000 was being amortized based on the patients no longer serviced over the 93 patients acquired. During the year ended September 30, 1993, all of the assets of Aheco, Inc., including the patient list, were sold to an unrelated entity.

  Amortization of the patient list for the years ended September 30, 1994 and 1993 was $-0-and $2,925, respectively and is included in income (loss) from discontinued operations.

INCOME TAXES

  Income taxes are provided for at the applicable rates on the basis of items included in determination of income for financial reporting purposes.

  The company has available at September 30, 1994 unused investment credits and operating loss carryforwards arising from the acquisition of the common stock of Randolph Home Care, Inc. f/k/a Aheco, Inc. which may provide future tax benefits, expiring as follows:

                                                     UNUSED           UNUSED
                                                INVESTMENT CREDIT OPERATING LOSS
       YEAR OF EXPIRATION                         CARRYFOWARDS    CARRYFORWARDS
       ------------------                       ----------------- --------------
       2000....................................      $5,886          $    --
       2001....................................         --            183,640
                                                     ------          --------
       Available carryforwards.................      $5,886          $183,640
                                                     ======          ========

DEFERRED INCOME TAXES

  Deferred income taxes are provided for timing differences between financial statement income and tax return income under the provision of SFAS No. 109 which requires deferred income taxes be computed on the liability method and deferred tax assets are recognized only when realization is certain. The principle timing differences arise from use of different depreciation methods for tax returns and financial statements, capitalized inventory costs, the allowance for doubtful accounts, vacation pay expense, and LIFO inventory. For tax purposes, capitalized inventory costs are deducted upon sale of the inventory item, bad debts are recognized under the direct write-off method, and vacation pay is deducted when paid. The tax effects of such differences are included annually on the income statement and balance sheet as a net adjustment to deferred income taxes. At September 30, 1994, deferred income taxes of $103,600 are reflected as a current asset of $104,900 and a long-term liability of $208,500 on the balance sheet. The current provision of $(63,100) is short-term on the statement of income and expenses.

                    RANDOLPH MEDICAL INC. AND SUBSIDIARIES

                FOR THE YEARS ENDED SEPTEMBER 30, 1994 AND 1993

NOTE B--NOTES RECEIVABLE

  The company and its subsidiaries have the following notes receivable as of September 30, 1994:

                                                   PORTION    PORTION
                                                  DUE WITHIN DUE BEYOND
                                                    AMOUNT    ONE YEAR  ONE YEAR
                                                  ---------- ---------- --------
   Various notes receivable with various pay-
    ments, interest rates and due dates. All as-
    sets of the company issuing the notes that
    have not been previously encumbered have
    been pledged as collateral .................   $391,000   $103,500  $287,500
   Various notes receivable, net of an allowance
    in the amount of $450,000, with various
    payments plus interest at 2% above the prime
    rate (the prime rate at September 30, 1994
    was 7.75%) through September, 1999. The
    notes are secured by the personal guarantees
    of the officers-stockholders of the
    companies issuing the notes. An officer-
    stockholder of the company has personally
    guaranteed $100,000 of the notes ...........    100,000    100,000       --
                                                   --------   --------  --------
                                                   $491,000   $203,500  $287,500
                                                   ========   ========  ========

NOTE C--OTHER INVESTMENTS

  Other investments at September 30, 1994 consisted of non-marketable equity securities. The securities are stated at the lower of cost or net realizable value.

                                                                     FAIR MARKET
                                                              COST      VALUE
                                                             ------- -----------
Abco Dealers, Inc., 25 shares of Class A common stock....... $ 2,500  $210,312
Dexide, Inc., 15,000 shares of common stock.................  15,000    43,500
MES-SE......................................................  15,000    15,000
                                                             -------  --------
                                                             $32,500  $268,812
                                                             =======  ========

NOTE D--NOTE PAYABLE

  At September 30, 1994, Randolph Medical Inc. and subsidiaries had drawn $3,155,000 under an unsecured discretionary credit facility with a bank. The companies may borrow up to $4,750,000 on a revolving basis with interest at a floating rate calculated daily up to a maximum rate equal to the prime rate (the prime rate at September 30, 1994 was 7.75%). The line is subject to certain loan restrictions and covenants relating to working capital, tangible net worth and others as more fully described in the loan agreement. The company and its subsidiaries are in compliance with all of the covenants. The agreement expires March, 1995.

                    RANDOLPH MEDICAL INC. AND SUBSIDIARIES

                FOR THE YEARS ENDED SEPTEMBER 30, 1994 AND 1993

NOTE E--CONTRACTUAL OBLIGATIONS

  The company and its subsidiaries are indebted under contractual obligations at September 30, 1994 as follows:

                                                 PORTION    PORTION
                                                DUE WITHIN DUE BEYOND
                                                  AMOUNT    ONE YEAR  ONE YEAR
                                                ---------- ---------- --------
   RANDOLPH MEDICAL INC.--LIVONIA DIVISION
   Notes and capital leases payable to finan-
    cial institutions in monthly installments
    of $7,146, with various interest rates and
    due dates, through April, 1997. Property
    and equipment with a total cost of $288,833
    has been pledged as collateral ............  $155,107   $ 61,873  $ 93,234
   RANDOLPH MEDICAL INC.--CLEVELAND DIVISION
   Notes and capital leases payable to finan-
    cial institutions in monthly installments
    of $930, with various interest rates and
    due dates, through April, 1997. Property
    and equipment with a total cost of $39,341
    has been pledged as collateral.............    19,242      7,688    11,554
   RANDOLPH MEDICAL INC.--ST. CHARLES DIVISION
   13.2% capital lease payable to a financial
    institution in monthly installments of
    $254, including interest, through April,
    1997. Property and equipment with a total
    cost of $11,112 has been pledged as
    collateral.................................     6,642      2,307     4,335
   RANCARE, INC.
   Note and capital lease payable to an
    unrelated entity and a financial
    institution in monthly installments of
    $7,023, with various interest rates and due
    dates, through December, 1996. Property and
    equipment with a cost of $12,865 has been
    pledged as collateral......................   177,171     79,170    98,001
                                                 --------   --------  --------
   Randolph Medical Inc. and subsidiaries to-
    tal........................................  $358,162   $151,038  $207,124
                                                 ========   ========  ========

  The following is a schedule of contractual obligation payments for each of the next three years:

       YEAR ENDED SEPTEMBER 30,                                        AMOUNT
       ------------------------                                        ------
       1995.......................................................... $151,038
       1996..........................................................  149,901
       1997..........................................................   57,223
                                                                      --------
                                                                      $358,162
                                                                      ========

                    RANDOLPH MEDICAL INC. AND SUBSIDIARIES

                FOR THE YEARS ENDED SEPTEMBER 30, 1994 AND 1993

NOTE F--CONTINGENT LIABILITY

  The company has an investment in MES-SE (see Note C). MES-SE has a letter of credit with a bank with a current balance of $15,000 at September 30, 1994. Randolph Medical Inc. is a guarantor of the liability to the bank.

  The company is a defendant in various lawsuits. The lawsuits are in the initial stages of litigation and the probable outcome cannot be determined at this time. Management denies any liability in these matters and intends to vigorously defend its position.

NOTE G--401(K) PLAN

  The company and its' subsidiaries have a deferred salary compensation 401(K) Plan covering substantially all employees. The company contributes 20% of the first 6% of wages deferred by employees up to a maximum of $300 per employee each plan year. Employee contributions for the years ended September 30, 1994 and 1993 were $476,480 and $293,152, respectively. Employer contributions for the years ended September 30, 1994 and 1993 were $46,077 and $34,999, respectively. The company has funded or accrued all calculated contributions as of the balance sheet date.

NOTE H--EMPLOYEE STOCK OWNERSHIP PLAN

  The company and its subsidiaries have an employee stock ownership plan covering substantially all employees. The plan provides for contributions in such amounts as the Board of Directors may determine annually. Contri-butions for the years ended September 30, 1994 and 1993 were $119,587 and $267,125, respectively. Contributions included in income (loss) from discontinued operations for the years ended September 30, 1994 and 1993 were $-0- and $(420), respectively. The company has funded or accrued all calculated contributions as of the balance sheet date. Included in E.S.O.P. expense for the years ended September 30, 1994 and 1993 are broker fees and appraisal fees in the amounts of $17,777 and $15,316, respectively.

NOTE I--ISSUANCE OF COMMON STOCK

  The company has granted stock appreciation rights which are exercisable at the end of either five or six years depending upon the specific agreements. The difference between the current valuation of the company's common stock and the exercise price is paid sixty days after the company receives an independent valuation of its common stock. The payment is made approximately one-half in stock and one-half in cash. Stock appreciation rights for 344 shares matured and were exercised during the year ended September 30, 1994. As a result, 344 shares of its $1 par value common stock were issued and paid in capital in excess of par value was increased by $86,004.

NOTE J--OUTSTANDING COMMON STOCK ACQUIRED

  The company purchased 898 shares of its $1 par value common stock during the year ended September 30, 1994 at costs ranging from $201 to $251 per share for a value of $198,328. These shares were immediately retired with a charge of $197,430 to retained earnings.

NOTE K--STOCK COMPENSATION PLAN

  During the year ended September 30, 1989, the company approved a stock compensation plan for a key employee, which expired September 30, 1993.

                    RANDOLPH MEDICAL INC. AND SUBSIDIARIES

                FOR THE YEARS ENDED SEPTEMBER 30, 1994 AND 1993

  The plan provided for a performance bonus paid to the employee at 10% of the difference between the fair market value of the capital stock of the company of the current year end and the prior year end, as determined by the appraisals of the company conducted for the company's employee stock ownership plan. During the years ended September 30, 1994 and 1993, the company paid a performance bonus to the employee of $169,300 and $22,000, respectively.

NOTE L--CAPITAL LEASES

  Randolph Medical Inc.--Livonia Division, Randolph Medical Inc.--Cleveland Division, Randolph Medical Inc.--St. Charles Division, and Rancare, Inc. are the lessees of computer equipment under capital leases expiring in various years. The assets and liabilities under these capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the assets. The assets are depreciated over the lower of their related lease terms or their estimated productive lives. Depreciation of the assets under capital leases are included in depreciation expense for the years ended September 30, 1994 and 1993.

  The following is a summary of property held under capital leases:

                                                                       COMPUTER
                                                                       EQUIPMENT
                                                                       ---------
       Cost .......................................................... $324,841
       Less: Accumulated depreciation ................................  231,056
                                                                       --------
                                                                       $ 93,785
                                                                       ========

  Depreciation on the assets under capital leases charged to expense for the years ended September 30, 1994 and 1993 was $59,882 and $91,985, respectively.

  Interest on the capital leases charged to expense for the years ended September 30, 1994 and 1993 was $26,820 and $32,466, respectively.

  Minimum future lease payments under capital leases as of September 30, 1994 are detailed as contractual obligations in Note E.

NOTE M--OPERATING LEASES

  The company and its subsidiaries lease their operating facilities and equipment under operating leases expiring in various years through 1999.

  Minimum future rental payments under non-cancellable operating leases having remaining terms in excess of one year as of September 30, 1994 for each of the next five years and in the aggregate are:

       YEAR ENDED SEPTEMBER 30,                                       AMOUNT
       ------------------------                                     ----------
       1995........................................................ $  818,999
       1996........................................................    775,623
       1997........................................................    483,360
       1998........................................................    338,777
       1999........................................................     68,055
                                                                    ----------
                                                                    $2,484,814
                                                                    ==========

                    RANDOLPH MEDICAL INC. AND SUBSIDIARIES

                FOR THE YEARS ENDED SEPTEMBER 30, 1994 AND 1993

  Total rent and lease expense for the years ended September 30, 1994 and 1993 was $789,536 and $689,187, respectively. Total rent and lease expense included in income (loss) from discontinued operations for the years ended September 30, 1994 and 1993 was $-0-and $81,981, respectively.

  During the year ended September 30, 1994, the company subleased its facility in Madison Heights to an unrelated party. A deposit on the sublease of $10,120 is being held by the company. Total rental income for the years ended September 30, 1994 and 1993 was $60,414 and $38,093, respectively.

  Total minimum future rental payments have not been reduced by $32,141 of sublease rentals to be received in the future under non-cancelable subleases.

NOTE N--CONCENTRATIONS OF CREDIT RISK

  Financial instruments which potentially subject the company to concen-trations of credit risk consist principally of temporary cash investments and trade receivables.

  The company places its temporary cash investments with high credit quality financial institutions and limits the amount of credit exposure to any particular investment. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the company's customer base and their economic and geographic diversification. Most of the company's business activity is with customers located in the midwest.

  As of September 30, 1994, the company had no significant concentrations of credit risk.

NOTE O--MAJOR SUPPLIER

  During the year ended September 30, 1994, the company purchased approximately 18% of its merchandise from one supplier. At September 30, 1994, amounts due to that supplier included in trade accounts payable were $1,302,716. In addition, amounts due from that supplier included in trade accounts receivable were $110,792.

NOTE P--RESTATEMENT

  Certain reclassifications have been made to prior years financial statements to conform to the 1994 presentation.

NOTE Q--UNUSUAL ITEM

  During the year ended September 30, 1994, the company recorded a non-recurring charge to income in the amount of $450,000. This charge was to set up a reserve to reflect the uncertainty of collection of certain non-operating notes receivable that are described in Note B.

NOTE R--DISCONTINUED OPERATIONS

  Aheco, Inc. discontinued operations in September, 1993. The assets sold during the year ended September 30, 1993 consisted primarily of accounts receivable, inventories and property and equipment. These assets were sold for $960,000, which included a non-competition agreement. This resulted in a gain from the disposal in the amount of $77,484. During the years ended September 30, 1994 and 1993, the company had income (loss) from discontinued operations of Aheco, Inc. in the amount of $-0- and $130,297, respectively. During the year ended September 30, 1994, Aheco, Inc. has resumed business activity as Randolph Home Care, Inc.

                    RANDOLPH MEDICAL INC. AND SUBSIDIARIES

                FOR THE YEARS ENDED SEPTEMBER 30, 1994 AND 1993

  During the year ended September 30, 1993, the activities of Axis Medical Management, Inc. and Michigan Medical, Inc. were discontinued and all remaining assets were distributed to their parent corporations. During the years ended September 30, 1994 and 1993, the company had income from discontinued operations of the above companies in the amount of $-0- and $3,685, respectively.

  Following is a summary of the results of the discontinued operations:

                                RANDOLPH
                         HOME CARE, INC. F/K/A
                              AHECO, INC.        OTHER SUBSIDIARIES          TOTAL
                         ----------------------  -------------------  --------------------
                          FOR THE YEARS ENDED    FOR THE YEARS ENDED  FOR THE YEARS ENDED
                             SEPTEMBER 30,          SEPTEMBER 30,        SEPTEMBER 30,
                         ----------------------  -------------------  --------------------
                           1994       1993         1994      1993      1994       1993
                         ----------------------  -------------------  --------------------
Sales................... $    --  $   1,323,774  $    --  $      --   $   --  $  1,323,774
Costs and expenses......      --      1,315,473       --       1,500      --     1,316,973
                         -------- -------------  -------- ----------  ------- ------------
Operating income........ $    --  $       8,301  $    --  $   (1,500) $   --  $      6,801
Other income (expense)..      --         40,996       --       5,185      --        46,181
                         -------- -------------  -------- ----------  ------- ------------
Income (loss) before
 tax.................... $    --  $      49,297  $    --  $    3,685  $   --  $     52,982
Income tax..............      --        (81,000)      --         --       --       (81,000)
                         -------- -------------  -------- ----------  ------- ------------
Net income (loss)....... $    --  $     130,297  $    --  $    3,685  $   --  $    133,982
                         ======== =============  ======== ==========  ======= ============

NOTE S--SUBSEQUENT EVENT

  The company is in the process of negotiating the sale of 100% of the corporate stock.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO DEALER, SALES REPRESENTATIVE, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AU-THORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTI-TUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICI-TATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                 ------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    8
The Company...............................................................   13
Use of Proceeds...........................................................   14
Dividend Policy...........................................................   16
Dilution..................................................................   17
Capitalization............................................................   18
Selected Consolidated Financial Information...............................   19
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   21
Business..................................................................   28
Management................................................................   39
Principal Stockholders....................................................   44
Certain Transactions......................................................   46
Description of Capital Stock..............................................   49
Description of Certain Indebtedness.......................................   54
Shares Eligible for Future Sale...........................................   62
Certain United States Tax Consequences To Non-United States Holders.......   64
Underwriting..............................................................   66
Legal Matters.............................................................   70
Experts...................................................................   70
Available Information.....................................................   70
Index to Consolidated Financial Statements................................  F-1

Until , 1996 (25 days after the date of this Prospectus), all dealers ef-fecting transactions in the Common Shares, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addi-tion to the obligation of dealers to deliver a Prospectus when acting as Un-derwriters and with respect to their unsold allotments or subscriptions.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                      SHARES

                             GENERAL MEDICAL INC.

                                 COMMON STOCK

                           [LOGO OF GENERAL MEDICAL]

                                   --------

                                  PROSPECTUS

                                      , 1996

                                   --------

                               SMITH BARNEY INC.

                             MORGAN STANLEY & CO.
                                 INCORPORATED

                              ALEX. BROWN & SONS
                                 INCORPORATED

                                CS FIRST BOSTON

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE + +WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES +
+LAWS OF ANY SUCH JURISDICTION.                                                +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  [ALTERNATE PAGE FOR INTERNATIONAL OFFERING]

                 SUBJECT TO COMPLETION, DATED NOVEMBER 18, 1996
PROSPECTUS
                                       SHARES

                           [LOGO OF GENERAL MEDICAL]

                              GENERAL MEDICAL INC.

                                  COMMON STOCK

                                   --------

  All of the shares of Common Stock, $.01 par value per share (the "Common Stock"), offered hereby are being sold by General Medical Inc. Of the
shares of Common Stock offered hereby, a total of       shares are being
offered hereby in an international offering outside the United States and Canada (the "International Offering") by the Managers (as defined) and a total
of       shares are being offered by the U.S. Underwriters (as defined) in a concurrent offering in the United States and Canada (the "U.S. Offering" and, together with the International Offering, the "Offerings").

  Prior to the Offerings, there has not been any public market for the Common Stock. It is currently anticipated that the initial public offering price will
be between $      and $      per share. See "Underwriting" for information
relating to the factors considered in determining the initial public offering price.

  Application has been made to have the Common Stock quoted on the Nasdaq National Market ("Nasdaq") under the symbol "GENM."

                                   --------

  SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                   --------
 THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED
  BY THE SECURITIES  AND EXCHANGE COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE
     ACCURACY  OR  ADEQUACY OF  THIS PROSPECTUS.  ANY
       REPRESENTATION TO THE CONTRARY IS A CRIMINAL
        OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                 UNDERWRITING
                                                    PRICE TO    DISCOUNTS AND   PROCEEDS TO
                                                     PUBLIC     COMMISSIONS(1)   COMPANY(2)
-------------------------------------------------------------------------------------------
Per Share                                             $              $              $
-------------------------------------------------------------------------------------------
Total(3)                                             $              $              $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 (1) For information regarding indemnification of the Managers and the U.S. Underwritters, see "Underwriting."
 (2) Before deducting expenses estimated at          payable by the Company.
 (3) The Company has granted the U.S. Underwriters a 30-day option to purchase
     up to                additional shares of Common Stock solely to cover
     over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and
     Commissions, and Proceeds to Company will be $     , $      and $     ,
     respectively.

                                   --------

  The shares of Common Stock are being offered by the several Managers named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common
Stock offered hereby will be available for delivery on or about      , 1996, at
the offices of Smith Barney Inc., 333 West 34th Street, New York, New York
10001.

                                   --------
SMITH BARNEY INC.                                           MORGAN STANLEY & CO.
                                                                 INTERNATIONAL

     ALEX. BROWN & SONS           CS FIRST BOSTON
         INTERNATIONAL


   , 1996

                  [ALTERNATE PAGE FOR INTERNATIONAL OFFERING]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO DEALER, SALES REPRESENTATIVE, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OF-FERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AU-THORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO, OR A SOLIC-ITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                  ------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    8
The Company...............................................................   13
Use of Proceeds...........................................................   14
Dividend Policy...........................................................   16
Dilution..................................................................   17
Capitalization............................................................   18
Selected Consolidated Financial Information...............................   19
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   21
Business..................................................................   28
Management................................................................   39
Principal Stockholders....................................................   44
Certain Transactions......................................................   46
Description of Capital Stock..............................................   49
Description of Certain Indebtedness.......................................   54
Shares Eligible for Future Sale...........................................   62
Certain United States Tax Consequences To Non-United States Holders.......   64
Underwriting..............................................................   66
Legal Matters.............................................................   70
Experts...................................................................   70
Available Information.....................................................   70
Index to Consolidated Financial Statements................................  F-1

Until , 1996 (25 days after the date of this Prospectus), all dealers effect-ing transactions in the Common Shares, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                       SHARES

                              GENERAL MEDICAL INC.

                                  COMMON STOCK

                           [LOGO OF GENERAL MEDICAL]

                                    --------

                                   PROSPECTUS

                                      , 1996

                                    --------

                               SMITH BARNEY INC.

                              MORGAN STANLEY & CO.
                                 INTERNATIONAL

                               ALEX. BROWN & SONS
                                 INTERNATIONAL

                                CS FIRST BOSTON

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, are estimated as follows:

        Securities and Exchange Commission registration fee............. $52,273
        National Association of Securities Dealers, Inc. filing fee.....  17,750
       *Nasdaq listing fee..............................................
       *Printing and engraving expenses.................................
       *Legal fees and expenses.........................................
       *Accounting fees and expenses....................................
       *Transfer Agent and Registrar fees...............................
       *Miscellaneous ..................................................
                                                                         -------
        Total...........................................................
                                                                         =======

--------
*  To be supplied by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  As authorized by Section 145 of the General Corporation Law of the State of Delaware (the "Delaware Corporation Law"), each director and officer of the Registrant may be indemnified by the Registrant against expenses (including attorneys' fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceedings in which he is involved by reason of the fact that he is or was a director or officer of the Registrant if he acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe that his conduct was unlawful. If the legal proceeding, however, is by or in the right of the Registrant, the director or officer may not be indemnified in respect of any claim, issue or matter as to which he shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Registrant unless a court determines otherwise.

  The Certificate of Incorporation of the Registrant, a copy of which is filed as Exhibits 3.1(a) and 3.1(b) to this Registration Statement, provides that to the fullest extent permitted by the Delaware Corporation Law, a director of the Registrant shall not be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director.

  The Bylaws of the Registrant, a copy of which is filed as Exhibit 3.2(a) to this Registration Statement, provides that the Registrant shall indemnify to the full extent authorized by law any person made or threatened to be made a party to an action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the Registrant or was serving, at the request of the Registrant, as a director, officer, employee or agent of another corporation or other entity.

  The Registrant maintains a standard policy of officers' and directors' liability insurance.

  Reference is made to Item 17 for the undertakings of the Registrant with respect to indemnification for liabilities arising under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  (a) On April 14, 1995, Don Randolph, President of Randolph Medical Inc., a
wholly-owned subsidiary of General Medical, purchased        shares of the
Registrant's Common Stock for a purchase price of $1,000,000.

  (b) On April 14, 1995, the Registrant issued 9,000 shares of Common Stock to a former employee of the Registrant, pursuant to the exercise of an option
exercisable at $      per share, for aggregate proceeds of $      .

  (c) On August 7, 1995, the Registrant issued 1,500 shares of Common Stock to a former employee of the Registrant, pursuant to the exercise of an option
exercisable at $      per share, for aggregate proceeds of $      .

  (d) On April 4, 1996, the Registrant issued 3,000 shares of Common Stock to a former employee of the Registrant, pursuant to the exercise of an option
exercisable at $      per share, for aggregate proceeds of $      .


  (e) On April 26, 1996, the Registrant issued 3,000 shares of Common Stock to a former employee of the Registrant, pursuant to the exercise of an option
exercisable at $      per share, for aggregate proceeds of $      .

  (f) The Registrant issued shares of Common Stock to the entities referred to in the Prospectus as PGI, as follows: an aggregate of 82,787 shares in July 1995, an aggregate of 82,787 shares in January 1996 and an aggregate of 82,787 shares in July 1996. Such shares were issued pursuant to the Securityholders Agreement as an adjustment of the purchase price paid by PGI for the shares of Common Stock acquired by PGI thereunder.

  No underwriters participated in the foregoing transactions and such sales of shares were consummated in transactions not involving any public offering and exempt from the registration requirements of the Securities Act by virtue of
Section 4(2) thereof.

ITEM 16. EXHIBITS AND CONSOLIDATED FINANCIAL STATEMENT SCHEDULES

A.EXHIBITS

  The following exhibits are attached hereto:

 EXHIBIT
 NUMBER                                     TITLE
 -------                                    -----
 *1.1    --  Form of Underwriting Agreement.
  2.1    --  Agreement and Plan of Merger, dated as of January 23, 1995, among
             GM Holdings, Inc., GMI and GM Holdings Acquisition Corporation
             (filed as an exhibit to General Medical Corporation's Annual
             Report on Form 10-K for the fiscal year ended December 31, 1994 and incorporated herein by reference).
  2.2    --  Stock Purchase Agreement, dated as of May 24, 1994, among F.
             DeWight Titus, III, Helen A. Titus, Timothy E. Titus and General
             Medical Corporation (filed as an exhibit to General Medical
             Corporation's Current Report on Form 8-K dated August 11, 1994 and incorporated herein by reference).
  2.3    --  Exchange Agreement, dated as of July 28, 1994, by and among F.
             DeWight Titus, III, GM Holdings, Inc. and GMI (filed as an exhibit to GM Holdings Inc.'s Current Report on Form 8-K dated August 11,
             1994 and incorporated herein by reference).
  2.4    --  Asset Purchase Agreement, dated as of July 13, 1994, between
             Foster Medical Supply, Inc. and General Medical Corporation (filed as an exhibit to General Medical Corporation's Current Report on
             Form 8-K dated September 15, 1994 and incorporated herein by reference).

 EXHIBIT
 NUMBER                                    TITLE
 -------                                   -----
  2.5    --  Exchange Agreement Amendment, dated as of November 21, 1994, among F. DeWight Titus, III, GM Holdings, Inc. and GMI (filed as an exhibit to GMI's Registration Statement on Form S-4 (File No.
             33-85824) and incorporated herein by reference).
  2.6    --  Merger Agreement, dated as of January 4, 1995, among Randolph
             Medical Inc., General Medical Corporation, Randolph Acquisition
             Corporation and the Shareholders named therein (filed as an exhibit to General Medical Corporation's Current Report on Form
             8-K dated January 19, 1995 and incorporated herein by
             reference).
  3.1(a) --  Certificate of Incorporation of GMI, as amended August 25, 1994 and January 17, 1995 (filed as an exhibit to GMI's Registration
             Statement on Form S-4 (File No. 33-85824) and incorporated herein by reference).
  3.1(b) --  Certificate of Amendment of Certificate of Incorporation of GMI.
  3.1(c) --  Certificate of Amendment of Certificate of Incorporation of GMI.
  3.2(a) --  By-Laws of GMI (filed as an exhibit to GMI's Registration
             Statement on Form S-4
             (File No. 33-85824) and incorporated herein by reference).
  4.1    --  Specimen certificates representing GMI's Common Stock, $.01 par value, and Class A Common Stock, $.01 par value.
  4.2    --  Indenture, dated as of August 31, 1993, between GM Acquisition
             Corp. (predecessor to General Medical Corporation) and The Bank of New York, relating to the 10 7/8% Series A Senior
             Subordinated Notes Due 2003 (filed as an exhibit to General
             Medical Corporation's Registration Statement on Form S-1 (No.
             33-69874) and incorporated herein by reference).
  4.3    --  Indenture, dated as of August 31, 1993, between GM Acquisition
             Corp. and United States Trust Company of New York, relating to the 12 1/8% Series A Subordinated Pay-In-Kind 12 1/8% Debentures
             Due 2005 (filed as an exhibit to General Medical Corporation's
             Registration Statement on Form S-1 (No. 33-69874) and
             incorporated herein by reference).
  4.4    --  Form of 12 1/2% Senior Notes due 2004 of GM Holdings, Inc.
             (included as Exhibit A to the Securities Purchase Agreement referred to in Exhibit 10.28 below.)
 *5.1    --  Opinion of McGuire, Woods, Battle & Boothe, L.L.P. as to the
             validity of the offered shares.
 10.1    --  Amended and Restated Credit Agreement, dated as of July 28, 1994
             (the "Amended and Restated Credit Agreement"), by and among
             General Medical Corporation, Chemical Bank, as Administrative
             Agent and as Issuing Bank and the financial institutions listed on the signature pages thereto (filed as an exhibit to General
             Medical Corporation's Current Report on Form 8-K dated August
             11, 1994 and incorporated herein by reference).
 10.2    --  Amended and Restated Holdings Agreement, dated as of July 28,
             1994 (the "Amended and Restated Holdings Agreement"), by GM
             Holdings, Inc. in favor of Chemical Bank, as Administrative
             Agent (filed as an exhibit to GM Holdings, Inc.'s Current Report on Form 8-K dated August 11, 1994 and incorporated herein by reference).
 10.3    --  New Holdings Agreement, dated as of July 28, 1994, by GMI in favor of Chemical Bank, as Administrative Agent (included as
             Exhibit L to the Amended and Restated Credit Agreement which is filed as an exhibit to General Medical Corporation's Current
             Report on Form 8-K dated August 11, 1994 and incorporated herein by reference).
 10.4    --  Security Agreement, dated as of August 31, 1993, by and among
             General Medical, General Medical Manufacturing Company, and
             Chemical Bank, as Collateral Agent (filed as an exhibit to
             General Medical Corporation's Registration Statement on Form S-1
             (No. 33-69874) and incorporated herein by reference).
 10.5    --  Form of Confirmation, dated as of July 28, 1994, of Security
             Agreement by and among General Medical Corporation, General
             Medical Manufacturing Company, and Chemical Bank, as Collateral
             Agent (included as Exhibit D to the Amended and Restated Credit
             Agreement which is filed as an exhibit to General Medical
             Corporation's Current Report on Form 8-K dated August 11, 1994 and incorporated herein by reference).

 EXHIBIT
 NUMBER                                    TITLE
 -------                                   -----
 10.6     -- Pledge Agreement, dated as of August 31, 1993, made by General
             Medical Corporation in favor of the Collateral Agent (filed as an exhibit to General Medical Corporation's Registration
             Statement on Form S-1 (No. 33-69874) and incorporated herein by reference).
 10.7     -- Form of Supplement and Confirmation, dated as of July 28, 1994, to the Pledge Agreement, dated as of August 31, 1993, made by
             General Medical Corporation in favor of the Collateral Agent
             (included as Exhibit E to the Amended and Restated Credit
             Agreement which is filed as an exhibit to General Medical
             Corporation's Current Report on Form 8-K dated August 11, 1994 and incorporated herein by reference).
 10.8     -- Assumption Agreement, dated as of August 31, 1993, made by
             General Medical Corporation, in favor of the Administrative
             Agent and the Lenders (filed as an exhibit to General Medical
             Corporation's Registration Statement on Form S-1 (No. 33-69874)
             and incorporated herein by reference).
 10.9     -- Guarantee Agreement, dated as of July 28, 1994, from F.D. Titus and Son Inc., a California corporation, to the Lenders and the
             Administrative Agent (included as Exhibit F to the Amended and
             Restated Credit Agreement which is filed as an exhibit to GM
             Holdings, Inc.'s Current Report on Form 8-K dated August 11,
             1994 and incorporated herein by reference).
 10.10    -- Confirmation, dated as of July 28, 1994, to the Guarantee
             Agreement, dated as of August 31, 1993, from General Medical
             Manufacturing Corporation to the Lenders and the Administrative
             Agent (included as Exhibit F to the Amended and Restated Credit
             Agreement which is filed as an exhibit to GM Holdings, Inc.'s
             Current Report on Form 8-K dated August 11, 1994 and
             incorporated herein by reference).
 10.11    -- Registration Agreement, dated August 25, 1993, by and among GM
             Acquisition Corp., Morgan Stanley & Co. Incorporated and
             Chemical Securities Inc. (filed as an exhibit to General Medical
             Corporation's Registration Statement on Form S-1 (No. 33-69874)
             and incorporated herein by reference).
 10.12    -- Placement Agreement, dated August 25, 1993, by and among GM
             Acquisition Corp., Morgan Stanley and Chemical Securities Inc.
             (filed as an exhibit to General Medical Corporation's
             Registration Statement on Form S-1 (No. 33-69874) and
             incorporated herein by reference).
 10.13    -- Tax Sharing Agreement, dated as of August 31, 1993, by and among
             GM Holdings, Inc., General Medical Corporation and certain of
             General Medical Corporation's subsidiaries (filed as an exhibit to General Medical Corporation's Registration Statement on Form
             S-1 (No. 33-69874) and incorporated herein by reference).
 10.14    -- Amended and Restated Indemnification Agreement, dated as of
             August 27, 1993, by and between Rabco Health Services Inc. and
             Steven M. Grossman (filed as an exhibit to General Medical
             Corporation's Registration Statement on Form S-1 (No. 33-69874)
             and incorporated herein by reference).
 10.15    -- Amended and Restated Indemnification Agreement, dated as of
             August 27, 1993, by and between Rabco Health Services Inc. and
             Richard A. Bernstein (filed as an exhibit to General Medical
             Corporation's Registration Statement on Form S-1 (No. 33-69874)
             and incorporated herein by reference).
 10.16    -- Amended and Restated Indemnification Agreement, dated as of
             August 27, 1993, by and between Rabco Health Services Inc. and
             Ira A. Gomberg (filed as an exhibit to General Medical
             Corporation's Registration Statement on Form S-1 (No. 33-69874)
             and incorporated herein by reference).
 10.17    -- Amended and Restated Indemnification Agreement, dated as of
             August 27, 1993, by and between Rabco Health Services Inc. and
             Ilan Reich (filed as an exhibit to General Medical Corporation's
             Registration Statement on Form S-1 (No. 33-69874) and
             incorporated herein by reference).

 EXHIBIT
 NUMBER                                    TITLE
 -------                                   -----
  10.18   -- Amended and Restated Indemnification Agreement, dated as of
             August 27, 1993, by and between Rabco Health Services Inc. and
             Stuart Turner (filed as an exhibit to General Medical
             Corporation's Registration Statement on Form S-1 (No. 33-69874)
             and incorporated herein by reference).
  10.19   -- Amended and Restated Indemnification Agreement, dated as of
             August 27, 1993, by and between Rabco Health Services Inc. and
             Laurence Usdin (filed as an exhibit to General Medical
             Corporation's Registration Statement on Form S-1 (No. 33-69874)
             and incorporated herein by reference).
  10.20   -- Non-Competition Agreement, dated as of May 7 1992, by and among
             Rabco, FoxMeyer Drug Company, Richard A. Bernstein and Stuart
             Turner (filed as an exhibit to General Medical Corporation's
             Registration Statement on Form S-1 (No. 33-69874) and
             incorporated herein by reference).
 *10.21   -- General Medical Executive Incentive Plan--1996, dated as of
                   .
  10.22   -- General Medical Senior Management Incentive Plan--1994 (filed as an exhibit to General Medical Corporation's Registration
             Statement on Form S-1 (No. 33-69874) and incorporated herein by reference).
 *10.23   -- General Medical 1994 Non-Employee Directors Stock Incentive
             Plan, dated as of       .
  10.24   -- 1993 Stock Incentive Plan, as amended (filed as an exhibit to
             General Medical Corporation's Annual Report on Form 10-K for the
             fiscal year ended December 31, 1994 and incorporated herein by reference).
  10.25   -- Stockholders Agreement, dated as of August 27, 1993, among the
             Company, Kelso Investment Associates IV, L.P., Kelso Equity
             Partners II, L.P. and certain management investors (filed as an exhibit to GM Holdings, Inc.'s Registration Statement on Form S-
             1 (No. 33-73180) and incorporated herein by reference).
  10.26   -- Form of Letter Agreement among the Company, Kelso Investment
             Associates IV, L.P., Kelso Equity Partners II, L.P. and each New
             Kelso Investor (filed as an exhibit to GM Holdings, Inc.'s
             Registration Statement on Form S-1 (No. 33-73180) and
             incorporated herein by reference).
  10.27   -- Securities Purchase Agreement, dated as of July 28, 1994, among
             GM Holdings, Inc. and the Purchasers listed on the signature pages thereof (filed as an exhibit to GM Holdings, Inc.'s
             Current Report on Form 8-K dated August 11, 1994 and
             incorporated herein by reference).
  10.28   -- Form of Securityholders Agreement, dated as of July 28, 1994, among GM Holdings, Inc., GMI, Kelso Investment Associates, IV,
             L.P., Kelso Equity Partners II, L.P., Princess Gate Investors,
             L.P., Acorn Partnership I, L.P., PGI Investments Limited, PGI
             Sweden AB, Gregor Von Opel and PG Holdings, Inc., as Agent
             (filed as an exhibit to GM Holdings, Inc.'s Current Report on
             Form 8-K dated August 11, 1994 and incorporated herein by
             reference).
  10.29   -- Stock Subscription Agreement, dated as of August 31, 1994, by and among GM Holdings, Inc. and Chemical Equity Associates, A
             California limited partnership (filed as an exhibit to GMI's
             Registration Statement on Form S-4 (File No. 33-85824) and
             incorporated herein by reference).
  10.30   -- First Amendment to Amended and Restated Credit Agreement, dated as of November 15, 1994, among the signatories to the Amended and Restated Credit Agreement (filed as an exhibit to GMI's
             Registration Statement on Form S-4 (File No. 33-85824) and
             incorporated herein by reference).
  10.31   -- Second Amendment to Amended and Restated Credit Agreement and
             First Amendment to Amended and Restated Holdings Agreement,
             dated as of December 7, 1994, among the signatories to the
             Amended and Restated Credit Agreement and the Amended and
             Restated Holdings Agreement (filed as an exhibit to GMI's
             Registration Statement on Form S-4 (File No. 33-85824) and
             incorporated herein by reference).

 EXHIBIT
 NUMBER                                    TITLE
 -------                                   -----
  10.32   -- Letter Agreements dated December 5, 1994 between GM Holdings,
             Inc. and Princes Gate Investors, L.P., Acorn Partnership I,
             L.P., PGI Investments Limited, PGI Sweden AB and Gregor Von Opel
             (filed as an exhibit to GMI's Registration Statement on Form S-4
             (File No. 33-85824) and incorporated herein by reference).
  10.33   -- First Amendment to the Tax Sharing Agreement, dated as of
             January 23, 1995, among GMI, GM Holdings, Inc., General Medical
             Corporation and certain General Medical Corporation's
             subsidiaries (filed as an exhibit to General Medical
             Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 and incorporated herein by reference).
  10.34   -- Assignment and Assumption of the Stockholders Agreement, dated as of January 23, 1995, among GM Holdings, Inc., GMI, Kelso
             Investment Associates IV, L.P. and Kelso Equity Partners II,
             L.P. (filed as an exhibit to General Medical Corporation's
             Annual Report on Form 10-K for the fiscal year ended December
             31, 1994 and incorporated herein by reference).
  10.35   -- Guarantee Agreement, dated as of January 5, 1995, from Randolph
             Medical Inc. to the Lenders named therein and Chemical Bank, as
             Administrative Agent and Issuing Bank (filed as an exhibit to
             General Medical Corporation's Annual Report on Form 10-K for the
             fiscal year ended December 31, 1994 and incorporated herein by reference).
  10.36   -- Pledge Agreement, dated as of January 5, 1995, made by Randolph
             Medical Inc. in favor of Chemical Bank, as Collateral Agent
             (filed as an exhibit to General Medical Corporation's Annual
             Report on Form 10-K for the fiscal year ended December 31, 1994 and incorporated herein by reference). Subsidiaries of the registrant.
  11.1    -- Statement regarding computation of per share earnings.
  21.1    -- Subsidiaries of the Registrant.
  23.1    -- Consent of Deloitte & Touche LLP, Independent Auditors and
             Report on Schedules.
  23.2    -- Consent of Follmer, Rudzewicz & Co., P.C., Independent Auditors.
 *23.3    -- Consent of McGuire, Woods, Battle & Boothe, L.L.P. (included in
             Exhibit 5.1).
  24.1    -- Power of Attorney (included on page II-9).

--------
*  To be supplied by amendment.

B.CONSOLIDATED FINANCIAL STATEMENT SCHEDULES

  Schedule I--Condensed Financial Information of Registrant
  Schedule II--Valuation and Qualifying Account

  All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

ITEM 17. UNDERTAKINGS

  The undersigned Registrant hereby undertakes that:

  (1) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

  (2) That for purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  The undersigned Registrant hereby further undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Henrico, Commonwealth of Virginia, on November 18, 1996.

                                       GENERAL MEDICAL INC.

                                       By:    /s/ Steven B. Nielsen
                                          ------------------------------------
                                                  Steven B. Nielsen
                                        Chairman of the Board, President and
                                               Chief Executive Officer

                               POWER OF ATTORNEY

  KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Donald B. Garber and Michael B. Goldberg and each of them singly, as true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign the Registration Statement filed herewith and any or all amendments to said Registration Statement (including post-effective amendments and registration statements filed pursuant to Rule 462 and otherwise), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as full to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his substitute, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on November 18, 1996.

            SIGNATURE                               TITLE
            ---------                               -----

  /s/   Steven B. Nielsen        Chairman of the Board, President,
------------------------------   Chief Executive Officer and Director
        Steven B. Nielsen        (principal executive officer)

  /s/   Donald B. Garber         Senior Vice President
------------------------------   and Chief Financial Officer
        Donald B. Garber         (principal financial and accounting officer)


  /s/  Michael B. Goldberg       Director
------------------------------
       Michael B. Goldberg

------------------------------   Director
        Mitchell J. Blutt

------------------------------   Director
        David M. Roderick

------------------------------   Director
          John Rutledge

  /s/   Wellford L. Sanders, Jr. Director
-------------------------------
        Wellford L. Sanders, Jr.

  /s/   F. DeWight Titus, III    Vice Chairman and Director
-------------------------------
        F. DeWight Titus, III

  /s/   Thomas R. Wall, IV       Director
-------------------------------
        Thomas R. Wall, IV

                                                                      SCHEDULE I

                       GENERAL MEDICAL INC.--PARENT ONLY

                                 BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                DECEMBER 31
                                                             ------------------
                                                               1994      1995
                                                             --------  --------
                           ASSETS
Investment in subsidiary.................................... $ 72,776  $ 59,156
Other assets................................................       57       --
                                                             --------  --------
    Total assets............................................ $ 72,833  $ 59,156
                                                             ========  ========
            LIABILITIES AND STOCKHOLDERS' EQUITY
Accrued liabilities......................................... $    --   $  1,977
Long-term payable to subsidiary.............................       57       --
Stockholders' equity:
  Common stock..............................................       84        89
  Class A convertible common stock..........................       12        12
  Additional paid-in capital................................  101,941   109,115
  Predecessor basis in accounting...........................  (20,814)  (20,814)
  Retained deficit..........................................   (7,372)  (25,844)
  Treasury stock............................................   (1,075)   (5,379)
                                                             --------  --------
    Total stockholders' equity..............................   72,776    57,179
                                                             --------  --------
    Total liabilities and stockholders' equity.............. $ 72,833  $ 59,156
                                                             ========  ========



                 See notes to Parent Only financial statements.

                                                                      SCHEDULE I

                       GENERAL MEDICAL INC.--PARENT ONLY

                            STATEMENTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

                                          FOUR MONTHS      YEAR         YEAR
                                             ENDED        ENDED        ENDED
                                          DECEMBER 31, DECEMBER 31, DECEMBER 31,
                                              1993         1994         1995
                                          ------------ ------------ ------------
Loss in subsidiary operations............   $(3,907)     $(3,465)     $(18,472)
                                            =======      =======      ========



                 See notes to Parent Only financial statements.

                                                                      SCHEDULE I
                       GENERAL MEDICAL INC.--PARENT ONLY

                            STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                          FOUR MONTHS      YEAR         YEAR
                                             ENDED        ENDED        ENDED
                                          DECEMBER 31, DECEMBER 31, DECEMBER 31,
                                              1993         1994         1995
                                          ------------ ------------ ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Cash (invested in) received from
   subsidiary............................   $(67,010)    $(25,962)    $ 1,471
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of treasury
   stock.................................        --           226         --
  Purchase of treasury stock.............       (103)      (1,199)     (2,327)
  Proceeds from issuance of common stock.     67,113       26,935         856
                                            --------     --------     -------
    Net cash provided by (used in)
     financing activities................     67,010       25,962      (1,471)
NET CHANGE IN CASH AND CASH EQUIVALENTS..          0            0           0
CASH AT BEGINNING OF PERIOD..............          0            0           0
                                            --------     --------     -------
CASH AT END OF PERIOD....................   $      0     $      0     $     0
                                            ========     ========     =======


                 See notes to Parent Only financial statements.

                       GENERAL MEDICAL INC.--PARENT ONLY

    NOTES TO THE PARENT ONLY FINANCIAL STATEMENTS FOR THE FOUR MONTHS ENDED
       DECEMBER 31, 1993 AND THE YEARS ENDED DECEMBER 31, 1994 AND 1995.

1. BASIS OF PRESENTATION

  The accompanying financial statements are presented on the basis of recording investments in the Company's wholly owned subsidiary on the equity method of accounting. The Company was incorporated in December 1994 as a holding company in order to effect a merger whereby Holdings became a wholly owned subsidiary of the Company. Predecessor financial information prior to the date of the Original Acquisition is not comparative.

2. TAX SHARING AGREEMENT

  The Company, Holdings and General Medical are party to a Tax Sharing agreement which provides that General Medical and Holdings compute their taxes on a stand-alone basis and remit such amounts to the Company. The Company will compute and file taxes for the consolidated group.

3. DIVIDEND RECEIVED

  During 1995, the Company received a dividend of $1.6 million from Holdings in order to fund stock repurchases.

                                                                     SCHEDULE II

                              GENERAL MEDICAL INC.

                       VALUATION AND QUALIFYING ACCOUNTS

                                      COLUMN C--ADDITIONS
                                     ---------------------
                          COLUMN B--
                          BALANCE AT   (1)--      (2)--     COLUMN D--   COLUMN E--
                          BEGINNING  CHARGED TO CHARGED TO  DEDUCTIONS   BALANCE AT
                              OF     COSTS AND    OTHER    (OBSOLESCENCE   END OF
 COLUMN A--DESCRIPTION      PERIOD    EXPENSES   ACCOUNTS   WRITEOFFS)     PERIOD
 ---------------------    ---------- ---------- ---------- ------------- ----------
Allowance for Obsolete &
 Slow Moving Inventory:
Predecessor:
  Eight Months Ended
   August 31, 1993......  $3,050,643   308,983                347,549    $3,010,077
Company:
  Four Months Ended
   December 31, 1993....  $3,010,077   678,930                326,579    $3,362,428
  Year Ended December
   31,
   1994.................  $3,362,428 1,083,599   (210,265)    822,470    $3,413,292
   1995.................  $3,413,292 2,028,966                797,288    $4,642,970

                                                                     SCHEDULE II

                              GENERAL MEDICAL INC.

                       VALUATION AND QUALIFYING ACCOUNTS

                                       COLUMN C--ADDITIONS
                                      ----------------------
                          COLUMN B--    (1)--       (2)--    COLUMN D-- COLUMN E--
                          BALANCE AT  CHARGED TO  CHARGED TO DEDUCTIONS BALANCE AT
                         BEGINNING OF COSTS AND     OTHER    (BAD DEBT    END OF
 COLUMN A--DESCRIPTION      PERIOD     EXPENSES    ACCOUNTS  WRITEOFFS)   PERIOD
 ---------------------   ------------ ----------  ---------- ---------- ----------
Allowance for Doubtful
 Accounts:
Predecessor:
  Eight Months Ended Au-
   gust 31, 1993........  $1,842,627   (355,175)               188,990  $1,298,462
Company:
  Four Months Ended De-
   cember 31, 1993......  $1,298,462    444,584                308,774  $1,434,272
Year Ended December 31,
  1994..................  $1,434,272    798,784   1,451,041    525,949  $3,158,148
  1995..................  $3,158,148  2,905,965     369,600  1,344,915  $5,088,798

                                 EXHIBIT INDEX

                                                                          PAGE
                                                                          NO.
                                                                          ----
 *1.1    Form of Underwriting Agreement................................
  2.1    Agreement and Plan of Merger, dated as of January 23, 1995, among GM Holdings, Inc., GMI and GM Holdings Acquisition
         Corporation (filed as an exhibit to General Medical
         Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 and incorporated herein by
         reference)....................................................
  2.2    Stock Purchase Agreement, dated as of May 24, 1994, among F.
         DeWight Titus, III, Helen A. Titus, Timothy E. Titus and
         General Medical Corporation (filed as an exhibit to General
         Medical Corporation's Current Report on Form 8-K dated August
         11, 1994 and incorporated herein by reference)................
  2.3    Exchange Agreement, dated as of July 28, 1994, by and among F.
         DeWight Titus, III, GM Holdings, Inc. and GMI (filed as an exhibit to GM Holdings Inc.'s Current Report on Form 8-K dated
         August 11, 1994 and incorporated herein by reference).........
  2.4    Asset Purchase Agreement, dated as of July 13, 1994, between
         Foster Medical Supply, Inc. and General Medical Corporation
         (filed as an exhibit to General Medical Corporation's Current
         Report on Form 8-K dated September 15, 1994 and incorporated herein by reference)..........................................
  2.5    Exchange Agreement Amendment, dated as of November 21, 1994, among F. DeWight Titus, III, GM Holdings, Inc. and GMI (filed as an exhibit to GMI's Registration Statement on Form S-4
         (File No. 33-85824) and incorporated herein by reference).....
  2.6    Merger Agreement, dated as of January 4, 1995, among Randolph
         Medical Inc., General Medical Corporation, Randolph
         Acquisition Corporation and the Shareholders named therein
         (filed as an exhibit to General Medical Corporation's Current
         Report on Form 8-K dated January 19, 1995 and incorporated herein by reference)..........................................
  3.1(a) Certificate of Incorporation of GMI, as amended August 25,
         1994 and January 17, 1995 (filed as an exhibit to GMI's
         Registration Statement on Form S-4 (File No. 33-85824) and
         incorporated herein by reference).............................
  3.1(b) Certificate of Amendment of Certificate of Incorporation of
         GMI...........................................................
  3.1(c) Certificate of Amendment of Certificate of Incorporation of
         GMI...........................................................
  3.2(a) By-Laws of GMI (filed as an exhibit to GMI's Registration
         Statement on Form S-4
         (File No. 33-85824) and incorporated herein by reference).....
  4.1    Specimen certificates representing GMI's Common Stock, $.01 par value, and Class A Common Stock, $.01 par value...........
  4.2    Indenture, dated as of August 31, 1993, between GM Acquisition
         Corp. (predecessor to General Medical Corporation) and The
         Bank of New York, relating to the 10 7/8% Series A Senior
         Subordinated Notes Due 2003 (filed as an exhibit to General
         Medical Corporation's Registration Statement on Form S-1 (No.
         33-69874) and incorporated herein by reference)...............
  4.3    Indenture, dated as of August 31, 1993, between GM Acquisition
         Corp. and United States Trust Company of New York, relating to the 12 1/8% Series A Subordinated Pay-In-Kind 12 1/8%
         Debentures Due 2005 (filed as an exhibit to General Medical
         Corporation's Registration Statement on Form S-1 (No. 33-
         69874) and incorporated herein by reference)..................
  4.4    Form of 12 1/2% Senior Notes due 2004 of GM Holdings, Inc.
         (included as Exhibit A to the Securities Purchase Agreement referred to in Exhibit 10.28 below.)..........................
  5.1    Opinion of McGuire, Woods, Battle & Boothe, L.L.P. as to the
         validity of the offered shares................................

                                                                          PAGE
                                                                          NO.
                                                                          ----
 10.1  Amended and Restated Credit Agreement, dated as of July 28, 1994
       (the "Amended and Restated Credit Agreement"), by and among
       General Medical Corporation, Chemical Bank, as Administrative
       Agent and as Issuing Bank and the financial institutions listed on the signature pages thereto (filed as an exhibit to General
       Medical Corporation's Current Report on Form 8-K dated August
       11, 1994 and incorporated herein by reference)..................
 10.2  Amended and Restated Holdings Agreement, dated as of July 28,
       1994 (the "Amended and Restated Holdings Agreement"), by GM
       Holdings, Inc. in favor of Chemical Bank, as Administrative
       Agent (filed as an exhibit to GM Holdings, Inc.'s Current Report on Form 8-K dated August 11, 1994 and incorporated herein by reference)......................................................
 10.3  New Holdings Agreement, dated as of July 28, 1994, by GMI in favor of Chemical Bank, as Administrative Agent (included as
       Exhibit L to the Amended and Restated Credit Agreement which is filed as an exhibit to General Medical Corporation's Current
       Report on Form 8-K dated August 11, 1994 and incorporated herein by reference)...................................................
 10.4  Security Agreement, dated as of August 31, 1993, by and among
       General Medical, General Medical Manufacturing Company, and
       Chemical Bank, as Collateral Agent (filed as an exhibit to
       General Medical Corporation's Registration Statement on Form S-1
       (No. 33-69874) and incorporated herein by reference)............
 10.5  Form of Confirmation, dated as of July 28, 1994, of Security
       Agreement by and among General Medical Corporation, General
       Medical Manufacturing Company, and Chemical Bank, as Collateral
       Agent (included as Exhibit D to the Amended and Restated Credit
       Agreement which is filed as an exhibit to General Medical
       Corporation's Current Report on Form 8-K dated August 11, 1994 and incorporated herein by reference)...........................
 10.6  Pledge Agreement, dated as of August 31, 1993, made by General
       Medical Corporation in favor of the Collateral Agent (filed as an exhibit to General Medical Corporation's Registration
       Statement on Form S-1 (No. 33-69874) and incorporated herein by reference)......................................................
 10.7  Form of Supplement and Confirmation, dated as of July 28, 1994, to the Pledge Agreement, dated as of August 31, 1993, made by
       General Medical Corporation in favor of the Collateral Agent
       (included as Exhibit E to the Amended and Restated Credit
       Agreement which is filed as an exhibit to General Medical
       Corporation's Current Report on Form 8-K dated August 11, 1994 and incorporated herein by reference)...........................
 10.8  Assumption Agreement, dated as of August 31, 1993, made by
       General Medical Corporation, in favor of the Administrative
       Agent and the Lenders (filed as an exhibit to General Medical
       Corporation's Registration Statement on Form S-1 (No. 33-69874)
       and incorporated herein by reference)...........................
 10.9  Guarantee Agreement, dated as of July 28, 1994, from F.D. Titus and Son Inc., a California corporation, to the Lenders and the
       Administrative Agent (included as Exhibit F to the Amended and
       Restated Credit Agreement which is filed as an exhibit to GM
       Holdings, Inc.'s Current Report on Form 8-K dated August 11,
       1994 and incorporated herein by reference)......................
 10.10 Confirmation, dated as of July 28, 1994, to the Guarantee
       Agreement, dated as of August 31, 1993, from General Medical
       Manufacturing Corporation to the Lenders and the Administrative
       Agent (included as Exhibit F to the Amended and Restated Credit
       Agreement which is filed as an exhibit to GM Holdings, Inc.'s
       Current Report on Form 8-K dated August 11, 1994 and
       incorporated herein by reference)...............................
 10.11 Registration Agreement, dated August 25, 1993, by and among GM
       Acquisition Corp., Morgan Stanley & Co. Incorporated and
       Chemical Securities Inc. (filed as an exhibit to General Medical
       Corporation's Registration Statement on Form S-1 (No. 33-69874)
       and incorporated herein by reference)...........................

                                                                          PAGE
                                                                          NO.
                                                                          ----
 10.12 Placement Agreement, dated August 25, 1993, by and among GM
       Acquisition Corp., Morgan Stanley and Chemical Securities Inc.
       (filed as an exhibit to General Medical Corporation's
       Registration Statement on Form S-1 (No. 33-69874) and
       incorporated herein by reference)...............................
 10.13 Tax Sharing Agreement, dated as of August 31, 1993, by and among
       GM Holdings, Inc., General Medical Corporation and certain of
       General Medical Corporation's subsidiaries (filed as an exhibit to General Medical Corporation's Registration Statement on Form
       S-1 (No. 33-69874) and incorporated herein by reference)........
 10.14 Amended and Restated Indemnification Agreement, dated as of
       August 27, 1993, by and between Rabco Health Services Inc. and
       Steven M. Grossman (filed as an exhibit to General Medical
       Corporation's Registration Statement on Form S-1 (No. 33-69874)
       and incorporated herein by reference)...........................
 10.15 Amended and Restated Indemnification Agreement, dated as of
       August 27, 1993, by and between Rabco Health Services Inc. and
       Richard A. Bernstein (filed as an exhibit to General Medical
       Corporation's Registration Statement on Form S-1 (No. 33-69874)
       and incorporated herein by reference)...........................
 10.16 Amended and Restated Indemnification Agreement, dated as of
       August 27, 1993, by and between Rabco Health Services Inc. and
       Ira A. Gomberg (filed as an exhibit to General Medical
       Corporation's Registration Statement on Form S-1 (No. 33-69874)
       and incorporated herein by reference)...........................
 10.17 Amended and Restated Indemnification Agreement, dated as of
       August 27, 1993, by and between Rabco Health Services Inc. and
       Ilan Reich (filed as an exhibit to General Medical Corporation's
       Registration Statement on Form S-1 (No. 33-69874) and
       incorporated herein by reference)...............................
 10.18 Amended and Restated Indemnification Agreement, dated as of
       August 27, 1993, by and between Rabco Health Services Inc. and
       Stuart Turner (filed as an exhibit to General Medical
       Corporation's Registration Statement on Form S-1 (No. 33-69874)
       and incorporated herein by reference)...........................
 10.19 Amended and Restated Indemnification Agreement, dated as of
       August 27, 1993, by and between Rabco Health Services Inc. and
       Laurence Usdin (filed as an exhibit to General Medical
       Corporation's Registration Statement on Form S-1 (No. 33-69874)
       and incorporated herein by reference)...........................
 10.20 Non-Competition Agreement, dated as of May 7 1992, by and among
       Rabco, FoxMeyer Drug Company, Richard A. Bernstein and Stuart
       Turner (filed as an exhibit to General Medical Corporation's
       Registration Statement on Form S-1 (No. 33-69874) and
       incorporated herein by reference)...............................
 10.21 General Medical Senior Management Incentive Plan--1996, dated as
       of      . ......................................................
 10.22 General Medical Senior Management Incentive Plan--1994 (filed as an exhibit to General Medical Corporation's Registration
       Statement on Form S-1 (No. 33-69874) and incorporated herein by reference). ....................................................
 10.23 General Medical 1994 Non-Employee Directors Plan, dated as of
            . .........................................................
 10.24 1993 Stock Incentive Plan, as amended (filed as an exhibit to
       General Medical Corporation's Annual Report on Form 10-K for the
       fiscal year ended December 31, 1994 and incorporated herein by reference).

                                                                          PAGE
                                                                          NO.
                                                                          ----
 10.25 Stockholders Agreement, dated as of August 27, 1993, among the
       Company, Kelso Investment Associates IV, L.P., Kelso Equity
       Partners II, L.P. and certain management investors (filed as an exhibit to GM Holdings, Inc.'s Registration Statement on Form S-
       1 (No. 33-73180) and incorporated herein by reference)..........
 10.26 Form of Letter Agreement among the Company, Kelso Investment
       Associates IV, L.P., Kelso Equity Partners II, L.P. and each New
       Kelso Investor (filed as an exhibit to GM Holdings, Inc.'s
       Registration Statement on Form S-1 (No. 33-73180) and
       incorporated herein by reference)...............................
 10.27 Securities Purchase Agreement, dated as of July 28, 1994, among
       GM Holdings, Inc. and the Purchasers listed on the signature pages thereof (filed as an exhibit to GM Holdings, Inc.'s
       Current Report on Form 8-K dated August 11, 1994 and
       incorporated herein by reference)...............................
 10.28 Form of Securityholders Agreement, dated as of July 28, 1994, among GM Holdings, Inc., GMI, Kelso Investment Associates, IV,
       L.P., Kelso Equity Partners II, L.P., Princess Gate Investors,
       L.P., Acorn Partnership I, L.P., PGI Investments Limited, PGI
       Sweden AB, Gregor Von Opel and PG Holdings, Inc., as Agent
       (filed as an exhibit to GM Holdings, Inc.'s Current Report on
       Form 8-K dated August 11, 1994 and incorporated herein by
       reference)......................................................
 10.29 Stock Subscription Agreement, dated as of August 31, 1994, by and among GM Holdings, Inc. and Chemical Equity Associates, A
       California limited partnership (filed as an exhibit to GMI's
       Registration Statement on Form S-4 (File No. 33-85824) and
       incorporated herein by reference)...............................
 10.30 First Amendment to Amended and Restated Credit Agreement, dated as of November 15, 1994, among the signatories to the Amended and Restated Credit Agreement (filed as an exhibit to GMI's
       Registration Statement on Form S-4 (File No. 33-85824) and
       incorporated herein by reference)...............................
 10.31 Second Amendment to Amended and Restated Credit Agreement and
       First Amendment to Amended and Restated Holdings Agreement,
       dated as of December 7, 1994, among the signatories to the
       Amended and Restated Credit Agreement and the Amended and
       Restated Holdings Agreement (filed as an exhibit to GMI's
       Registration Statement on Form S-4 (File No. 33-85824) and
       incorporated herein by reference)...............................
 10.32 Letter Agreements dated December 5, 1994 between GM Holdings,
       Inc. and Princes Gate Investors, L.P., Acorn Partnership I,
       L.P., PGI Investments Limited, PGI Sweden AB and Gregor Von Opel
       (filed as an exhibit to GMI's Registration Statement on Form S-4
       (File No. 33-85824) and incorporated herein by reference).......
 10.33 First Amendment to the Tax Sharing Agreement, dated as of
       January 23, 1995, among GMI, GM Holdings, Inc., General Medical
       Corporation and certain General Medical Corporation's
       subsidiaries (filed as an exhibit to General Medical
       Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 and incorporated herein by reference)...
 10.34 Assignment and Assumption of the Stockholders Agreement, dated as of January 23, 1995, among GM Holdings, Inc., GMI, Kelso
       Investment Associates IV, L.P. and Kelso Equity Partners II,
       L.P. (filed as an exhibit to General Medical Corporation's
       Annual Report on Form 10-K for the fiscal year ended December
       31, 1994 and incorporated herein by reference)..................
 10.35 Guarantee Agreement, dated as of January 5, 1995, from Randolph
       Medical Inc. to the Lenders named therein and Chemical Bank, as
       Administrative Agent and Issuing Bank (filed as an exhibit to
       General Medical Corporation's Annual Report on Form 10-K for the
       fiscal year ended December 31, 1994 and incorporated herein by reference)......................................................

                                                                           PAGE
                                                                           NO.
                                                                           ----
 10.36 Pledge Agreement, dated as of January 5, 1995, made by Randolph
       Medical Inc. in favor of Chemical Bank, as Collateral Agent
       (filed as an exhibit to General Medical Corporation's Annual
       Report on Form 10-K for the fiscal year ended December 31, 1994 and incorporated herein by reference). Subsidiaries of the registrant.......................................................
 11.1  Statement regarding computation of per share earnings.
 21.1  Subsidiaries of the Registrant.
 23.1  Consent of Deloitte & Touche LLP, Independent Auditors and Report
       on Schedules.
 23.2  Consent of Follmer, Rudzewicz & Co., P.C., Independent Auditors.
 23.3  Consent of McGuire, Woods, Battle & Boothe, L.L.P. (included in
       Exhibit 5.1).
 24.1  Power of Attorney (included on page II-9).

--------
*To be supplied by amendment.